

INDEPENDENT

BANK

People before money.

2024 ANNUAL REPORT




















At Independent Bank, we understand there are two sides to every coin. Our commitment to interactions over transactions drives both customer loyalty and business excellence. By prioritizing people, we ensure sustainable growth and a prosperous future for our shareholders. Invest in us, because any way you flip it we are the right choice for both personal and commercial success.

Fellow Shareholder



I am honored to provide you with an update on Independent Bank Corporation (IBCP) as we conclude a very successful 160th year of business. Our mission to inspire financial independence is at the forefront of our efforts, as we forge the way toward a future where our customers approach their finances with confidence, clarity, and the determination to succeed. We are dedicated to providing an exceptional experience based on four key values—people-focus, working together, courage, and compassion—with the goal of being Michigan's most people-focused bank.

2024 FINANCIAL RESULTS

For the year ended December 31, 2024, we reported net income of $66.8 million or $3.16 per diluted share. Our return on average assets and return on average equity were 1.3% and 15.7%, respectively. Loans, excluding loans held for sale, totaled $4.0 billion, an increase of 6.5% from the previous year. Deposits totaled $4.7 billion, up from $4.6 billion in 2023. Our capital levels remain strong, supporting our growth initiatives and providing flexibility to address changes in market and business conditions.

NOTABLE HIGHLIGHTS

On October 14, 2024, our employees participated in the Company's 9th annual "Be the Difference Day," volunteering at over 80 different projects across Michigan and parts of Ohio. This year also marked more than $1 million donated over the past nine years to the organizations where we serve during this special day. Independent Bank was named a Class of 2024 Piper Sandler Sm-All Star, recognizing our top performance among small-cap banks and thrifts. We were also recognized as one of the World's Best Banks and a Best-In-State Bank by Forbes Magazine. Our employees voted Independent Bank a Great Place to Work for the second consecutive year, and we were also recognized as one of America's Greatest Workplaces for 2024 by Newsweek.

A LOOK FORWARD

We will continue to drive shareholder return through long-term growth in earnings per share, tangible book value per share, and a consistent and growing dividend. Our profitability targets include a return on assets of 1.20% or better and a return on capital of 13.0% or better. Key strategies include investing in our team, proactive talent recruitment, continued focus on C&I and public fund segments, expansion of commercial banking specialty lending groups, on-going development of digital platforms, geographic expansion, data-driven marketing, branch modernization, and the use of AI and automation.

CLOSING

I encourage you to attend the 2025 Annual Meeting of Shareholders of Independent Bank Corporation at 3:00 pm Eastern Time, on Tuesday, April 22, 2025. We will be conducting our Annual Meeting of Shareholders online. To attend, please visit www.virtualshareholdermeeting.com/IBCP2025. From this site, you will be able to vote electronically and submit questions during the meeting.

Thank you for your continued support. I acknowledge the commitment and ongoing effort of our Board of Directors, Bank officers, and all our Bank associates. Their resilience and drive for service excellence are setting the standard as we work together to help our customers and communities to Be Independent.





Sincerely,

William B. Kessel

William B. (Brad) Kessel

President & CEO

FINANCIAL **HIGHLIGHTS**

TOTAL ASSETS
— 5 YEAR CAGR —
8.4%



TOTAL LOANS
— 5 YEAR CAGR —
8.2%



CORE DEPOSITS
— 5 YEAR CAGR —
9.8%



EPS
— 5 YEAR CAGR —
9.6%



TBVPS
5 YEAR CAGR
7.6%



DIVIDENDS
— 5 YEAR CAGR —
5.9%



FINANCIAL **DATA**

FOR THE YEAR		2024		2023		Change Amount		Change Percent	
				DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS					
Interest income	$	266,776	$	$239,677	$	$27,099		11.31	%
Interest expense		100,528		83,348		17,180		20.61	
Net interest income		166,248		156,329		9,919		6.34	
Provision for loan losses		4,468		6,210		(1,742)		(28.05)	
Net gains (losses) on securities		2,257		(222)		2,479		1,116.67	
Other non-interest income		54,105		50,898		3,207		6.30	
Non-interest expense		135,096		127,119		7,977		6.28	
Income before income tax		83,046		73,676		9,370		12.72	
Income tax expense		16,256		14,609		1,647		11.27	
Net income	$	$66,790	$	$59,067	$	$7,723		13.07	%

PER COMMON SHARE DATA

Net income per common share

Basic	$	3.20	$	2.82	$	0.38		13.48	%
Diluted		3.16		2.79		0.37		13.26	
Cash dividends declared and paid		0.96		0.92		0.04		4.35	

AT YEAR END

Assets	$	5,338,104	$	5,263,726	$	74,378		1.41	%
Loans		4,038,825		3,790,901		247,924		6.54	
Deposits		4,654,088		4,622,879		31,209		0.68	
Interest-earning assets		5,024,083		4,954,696		69,387		1.40	
Shareholders' equity		454,686		404,449		50,237		12.42	
Book value per common share		21.76		19.41		2.35		12.11	
Tangible book value per common share		20.33		17.96		2.37		13.20	

RATIOS

Net income to

Average common equity		15.66 %		16.04 %		(0.38) %		(2.37)	%
Average assets		1.27		1.15		0.12		10.43	

As a percent of average interest-earning assets

Interest income		5.41 %		4.99 %		0.42 %		8.42	%
Interest expense		2.03		1.73		0.30		17.34	
Net interest income		3.38		3.26		0.12		3.68	

"

At IB, teamwork is at the heart of everything we do. Our **mutual commitment** to serving clients makes our work fulfilling.

"



Kyle Anne Johns

Kyle Anne Johns

SVP, Commerical Banking Group Manager

OUR **WINGSPAN**

OVER
206,000 customers

$5.3 billion in assets

OVER
$1.225M donated

OVER
40,000 ATMs
INCLUDING MONEYPASS ATMS

OVER
60 locations

OVER
800 employees





COMMUNITY **RECOGNITIONS**

Named one of the World's Best Banks in 2024 by Forbes

———

Named the Best Bank in Michigan in 2024 by Forbes

———

Named one of America's Greatest
workplaces in 2024 by Newsweek

———

Certified Great Place to Work® in 2024

———

Named a class of 2024 Piper Sandler SM-All Star

———

50/50 Women on Boards "3+" Company,
with Three or More Women Directors on our board








We previously worked with national banks, but as our company grew, we needed a local partner. Independent Bank has truly been that for us. The team is invested in our business, and their attention to detail makes everything seamless. Decisions are made locally, and everyone knows us on **a first-name basis.**



custer



Todd D. Custer

Todd D. Custer
President & CEO







Be the DIFFERENCE Day

Our 9th Annual Day of Giving

OVER



$1M

IN FINANCIAL SUPPORT OVER THE PAST 9 YEARS

OVER

$160,000

IN FINANCIAL SUPPORT IN 2024

OVER

800

EMPLOYEES
VOLUNTEERED

OVER

80

ORGANIZATIONS
SERVED




















"

Independent Bank not only focuses on their customers, but also truly invests in their employees. This **people-focused** approach creates a one-of-a-kind banking experience.

"



Tiffany Thorne

Tiffany D. Thorne
Assistant Bank Manager

OVER

$1.225M

IN FINANCIAL SUPPORT IN 2024

$201,500
ECONOMIC
DEVELOPMENT

$160,000
BE THE
DIFFERENCE DAY

$51,000
AFFORDABLE
HOUSING

$44,000
FINANCIAL
LITERACY

$42,000
IONIA COMMISSION
ON AGING

$20,000
TOWARDS
FOOD PANTRIES

$20,000
GOOD MEASURE (HOME
REPAIR PROGRAM)

$14,500
EMERGENCY
SHELTER

& much more!


INDEPENDENT
BANK
1000
DATE 10/14/24
AY TO THE
RDER OF Green Apple Food Pantry
$ 1,900.00
One thousand nine hundred 00/100
DOLLARS
MO Be The Difference Day
Independent Bank




Be Independent




THANK YOU
INDEPENDENT
BANK
Member FDIC
FOR YOUR
SUPPORT



Everyone here knows
their purpose, and the
commitment to **professional**
growth makes it challenging
and deeply fulfilling.



Tony P. Liene
AVP, Senior Marketing Analyst

WHAT THEY'RE **SAYING**

Business
and
Personal

ONE
Wallet
4.6*
Star Rated

Online
Banking
App

**Rated 4.6 on the App Store and 4.3 on Google Play Store as of February 24, 2025*

NET PROMOTER **SCORE**



2021	SPRING 2022	FALL 2022	SPRING 2023	FALL 2023	SPRING 2024	FALL 2024
43.3	51.8	54.0	57.0	57.3	60.8	61.5

↑ **42%** INCREASE SINCE 2021

NPS SCORE OF 61.5 — **93RD PERCENTILE IN THE BANKING INDUSTRY**

Source: Delighted by Qualtrics

"

Independent Bank took the time to fully understand the **complexity** of **our business,** vertical integration and scale that includes multiple pillars to our vision and mission.







Rodney P. Goble

Rodney P. Goble, MPT

Founder, Principal Owner







160 YEARS


LINCOLN

1864

First National Bank of Ionia was founded in 1864, during President Abraham Lincoln's time in office, as one of the first charters under the National Bank Act. It had $50,000 in deposits.

1973

Independent Bank Corporation formed, but stayed inactive until it acquired First Security Bank on June 1, 1974.

1985

Independent Bank Corporation joined the NASDAQ stock exchange.

1993

Independent Bank entered the market in the Thumb region of Michigan.

1999

Independent Bank entered the Bay City and Saginaw markets.

TIMELINE

Independent Bank entered the Metro Detroit market.

2004

2007

Independent Bank Corporation completed the consolidation of its four affiliated Michigan bank charters.

Independent Bank expands into Grand Traverse and Leelanau Counties with the acquisition of Traverse City State Bank (TCSB).

2018

2021

Digital enhancements, modernization of banking systems, and conversion to FISERV.

Opened a full-service office in Livingston County.

Independent Bank surpasses $5 billion in total assets.

Opened a full-service office in Ottawa County.

2023

2024

Expanded our full-service presence with the purchase of a downtown Grand Rapids building.

Opened a second full-service office in Macomb County.



Soaring **AHEAD!**

INDEPENDENT BANK CORPORATION

EXECUTIVE LEADERSHIP

William B. Kessel
President & CEO

Gavin A. Mohr
EVP, Chief Financial Officer

Larry R. Daniel
EVP, Retail Banking

Patrick J. Ervin
EVP, Mortgage Banking

Stefanie M. Kimball
EVP, Chief Risk Officer

Joel F. Rahn
EVP, Commercial Banking

SENIOR OFFICERS

Cheryl A. Bartholic
David R. Boeve
Angela M. Champagne
Tami E. Coates
Helene S. Dimitroff
Garrett A. Easter
Matthew C. Greene
Jeremy O. Hawke

Melissa A. Hewlett
Kyle A. Johns
Susan M. Johnson
Keith J. Lightbody
Jaime L. Macumber
Kimberly K. Martin
Joshua C. Meyers
Christopher S. Michaels

Dean M. Morse
Daniel G. Plumert
Vern S. Rowley
David R. Rozewski
Edward W. Ryan
Anna M. Sperling
Michael J. Stodolak
James J. Twarozynski



BOARD OF **DIRECTORS**[1]



Stephen L. Gulis, Jr.
Chairperson



William J. Boer
Lead Director



Dennis W. Archer, Jr.
Director



Terance L. Beia
Director



Joan A. Budden
Director



Michael J. Cok
Director



Christina L. Keller
Director



William B. Kessel
Director



Ronia F. Kruse
Director



Michael M. Magee, Jr.
Director

[1]Individuals listed also serve on the Board of Directors for Independent Bank.

STOCK: Independent Bank Corporation's common stock trades on the NASDAQ Global Select Market System under the symbol IBCP.

TRANSFER AGENT AND REGISTRAR: Broadridge Corporate Issuer Solutions, LLC, P.O. Box 1342, Brentwood, New York 11717, shareholder.broadridge.com, (telephone 866.741.7930), serves as transfer agent and registrar of our common stock. Inquiries related to shareholder records and change of name, address or ownership of stock should be directed to our transfer agent and registrar.

INVESTOR RELATIONS ON THE INTERNET: Go to our website at IndependentBank.com to find the latest investor relations information about Independent Bank Corporation, including stock quotes, news releases and financial data.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASES OR SALES: Our Dividend Reinvestment & Direct Stock Purchase and Sale Plan is sponsored and administered by Broadridge Corporate Issuer Solutions, LLC, the transfer agent for Independent Bank Corporation. The plan materials are available at shareholder.broadridge.com.

FORM 10-K: Shareholders may obtain, without charge, a copy of Form 10-K, the 2024 Annual Report to the Securities and Exchange Commission, through our website at IndependentBank.com or by writing to the Chief Financial Officer, Independent Bank Corporation, 4200 East Beltline, Grand Rapids, Michigan 49525 or by email at info@ibcp.com.

PERFORMANCE GRAPH

The graph below compares the total returns (assuming reinvestment of dividends) of Independent Bank Corporation common stock, the NASDAQ Composite Index and the NASDAQ Bank Stock Index. The graph assumes $100 invested in Independent Bank Corporation common stock (returns based on stock prices per the NASDAQ) and each of the indices on December 31, 2019, and the reinvestment of all dividends during the periods presented. The performance shown on the graph is not necessarily indicative of future performance.

Independent Bank Corporation



Index	Period Ending					
	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Independent Bank Corporation	$100.00	$ 85.72	$115.03	$119.91	$136.67	$188.95
NASDAQ Composite.	100.00	144.92	177.06	119.45	172.77	223.87
NASDAQ Bank	100.00	87.20	119.74	99.06	109.02	146.80

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(Dollars in thousands, except per share amounts)				
SUMMARY OF OPERATIONS					
Interest income	$ 266,776	$ 239,677	$ 169,008	$ 138,080	$ 139,829
Interest expense	100,528	83,348	19,447	8,315	16,217
Net interest income	166,248	156,329	149,561	129,765	123,612
Provision for credit losses[1]	4,468	6,210	5,341	(1,928)	12,463
Net gains (losses) on securities available for sale	(428)	(222)	(275)	1,411	267
Other non-interest income	56,790	50,898	62,184	75,232	80,478
Non-interest expense	135,096	127,119	128,341	131,023	122,413
Income before income tax	83,046	73,676	77,788	77,313	69,481
Income tax expense	16,256	14,609	14,437	14,418	13,329
Net income	$ 66,790	$ 59,067	$ 63,351	$ 62,895	$ 56,152
PER COMMON SHARE DATA					
Net income per common share					
Basic	$ 3.20	$ 2.82	$ 3.00	$ 2.91	$ 2.56
Diluted	3.16	2.79	2.97	2.88	2.53
Cash dividends declared and paid	0.96	0.92	0.88	0.84	0.80
Book value	21.76	19.41	16.50	18.82	17.82
SELECTED BALANCES					
Assets	$5,338,104	$5,263,726	$4,999,787	$4,704,740	$4,204,013
Loans	4,038,825	3,790,901	3,465,352	2,905,045	2,733,678
Allowance for credit losses[1]	59,379	54,658	52,435	47,252	35,429
Deposits	4,654,088	4,622,879	4,379,069	4,117,090	3,637,355
Shareholders' equity	454,686	404,449	347,596	398,484	389,522
Other borrowings	45,009	50,026	86,006	30,009	30,012
Subordinated debt	39,586	39,510	39,433	39,357	39,281
Subordinated debentures	39,796	39,728	39,660	39,592	39,524
SELECTED RATIOS					
Net interest income to average interest earning assets	3.38%	3.26%	3.32%	3.10%	3.34%
Net income to					
Average shareholders' equity	15.66	16.04	18.41	16.13	15.68
Average assets	1.27	1.15	1.31	1.41	1.43
Average shareholders' equity to average assets	8.14	7.20	7.13	8.73	9.10
Tier 1 capital to average assets	9.85	9.03	8.86	8.79	9.15
Non-performing loans to Portfolio Loans	0.15	0.14	0.11	0.18	0.29

---

(1) Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Disclaimer Regarding Forward-Looking Statements. Statements in this report that are not statements of historical fact, including statements that include terms such as "will," "may," "should," "believe," "expect," "forecast," "anticipate," "estimate," "project," "intend," "likely," "optimistic" and "plan" and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions, are forward-looking statements. Forward-looking statements include, but are not limited to, descriptions of plans and objectives for future operations, products or services; projections of our future revenue, earnings or other measures of economic performance; forecasts of credit losses and other asset quality trends; statements about our business and growth strategies; and expectations about economic and market conditions and trends. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals. They are based on assumptions, estimates, and forecasts that, although believed to be reasonable, may turn out to be incorrect. Actual results could differ materially from those discussed in the forward-looking statements for a variety of reasons, including:

- economic, market, operational, liquidity, credit, and interest rate risks associated with our business;

- economic conditions generally and in the financial services industry, particularly economic conditions within Michigan and the regional and local real estate markets in which our bank operates;

- the failure of assumptions underlying the establishment of, and provisions made to, our allowance for credit losses;

- increased competition in the financial services industry, either nationally or regionally;

- our ability to achieve loan and deposit growth;

- volatility and direction of market interest rates;

- the continued services of our management team; and

- implementation of new legislation, which may have significant effects on us and the financial services industry.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this report, but the list is not intended to be all-inclusive. The risk factors disclosed in Part I – Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2024, as updated by any new or modified risk factors disclosed in Part II – Item 1A of any subsequently filed Quarterly Report on Form 10-Q, include the primary risks our management believes could materially affect the results described by forward-looking statements in this report. However, those risks are not the only risks we face. Our results of operations, cash flows, financial position, and prospects could also be materially and adversely affected by additional factors that are not presently known to us, that we currently consider to be immaterial, or that develop after the date of this report. We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this report are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Introduction. The following section presents additional information to assess the financial condition and results of operations of Independent Bank Corporation ("IBCP"), its wholly-owned bank, Independent Bank (the "Bank"), and their subsidiaries. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this annual report. We also encourage you to read our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC"). That report includes a list of risk factors that you should consider in connection with any decision to buy or sell our securities.

Overview. We provide banking services to customers located primarily in Michigan's Lower Peninsula and also have one mortgage loan production facility in Ohio (Fairlawn). As a result, our success depends to a great extent upon the economic conditions in Michigan's Lower Peninsula.

Recent Developments. Pressures from various global and national macroeconomic conditions, including heightened inflation, uncertainty regarding future interest rates, foreign currency exchange rate fluctuations, recent adverse weather conditions, the continuation of the Russia-Ukraine war, ongoing conflict in the Middle East, and potential governmental responses to these events, continue to create significant economic uncertainty. In addition, pursuit of various initiatives announced by the new Trump administration may create some degree of volatility in our customers' businesses, regulation of the financial services industry, and the markets in which we operate.

The extent to which these pressures and other factors may impact our business, results of operations, asset valuations, financial condition, and customers will depend on future developments, which continue to be highly uncertain and difficult to predict. Material adverse impacts may include all or a combination of valuation impairments on our intangible assets, securities available for sale, securities held to maturity, loans, capitalized mortgage loan servicing rights or deferred tax assets.

It is against this backdrop that we discuss our results of operations and financial condition in 2024 as compared to earlier periods.

RESULTS OF OPERATIONS

Summary. We recorded net income of $66.8 million, or $3.16 per diluted share, in 2024, net income of $59.1 million, or $2.79 per diluted share, in 2023, and net income of $63.4 million, or $2.97 per diluted share, in 2022.

KEY PERFORMANCE RATIOS

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income to			
Average shareholders' equity	15.66%	16.04%	18.41%
Average assets	1.27	1.15	1.31
Net income per common share			
Basic	$ 3.20	$ 2.82	$ 3.00
Diluted	3.16	2.79	2.97

Net interest income. Net interest income is the most important source of our earnings and thus is critical in evaluating our results of operations. Changes in our net interest income are primarily influenced by our level of interest-earning assets and the income or yield that we earn on those assets and the manner and cost of funding our interest-earning assets. Certain macro-economic factors can also influence our net interest income such as the level and direction of interest rates, the difference between short-term and long-term interest rates (the steepness of the yield curve) and the general strength of the economies in which we are doing business. Finally, risk management plays an important role in our level of net interest income. The ineffective management of credit risk and interest-rate risk in particular can adversely impact our net interest income.

Net interest income totaled $166.2 million during 2024, compared to $156.3 million and $149.6 million during 2023 and 2022, respectively. The increase in net interest income in 2024 compared to 2023 primarily reflects a $128.5 million increase in average interest-earning assets and a 12 basis point increase in our tax equivalent net interest income as a percent of average interest-earning assets (the ''net interest margin'').

The increase in net interest income in 2023 compared to 2022 primarily reflects a $262.0 million increase in average interest-earning assets that was partially offset by a six basis point decrease in our tax equivalent net interest income as a percent of average interest-earning assets (the ''net interest margin'').

The increase in average interest-earning assets during 2024 primarily reflects growth in commercial and mortgage loans while the increase in average interest-earning assets during 2023 primarily reflects growth in commercial, mortgage and installment loans. The growth in both years was funded primarily by an increase in deposits and a decrease in securities AFS and securities HTM as well as a decrease in interest bearing cash deposits during 2024.

The 12 basis point increase in the net interest margin during 2024 as compared to 2023 primarily reflects a 42 basis point increase in interest income as a percent of average interest-earning assets which was partially offset by a 30 basis point increase in interest expense as a percent of average interest-earning assets. These increases are primarily attributed to the impact of federal funds rate increases during this period as well as a change in the mix of earnings assets and funding liabilities. We have seen a shift in earning assets from securities AFS and HTM and overnight cash balances to commercial and mortgage loans. In addition our funding mix has seen additional shifting from non-interest bearing deposits to interest-bearing deposits and an increase in time deposits. See Asset/liability management.

The six basis point decrease in the net interest margin during 2023 as compared to 2022 primarily reflected a 130 basis point increase in interest expense as a percent of average interest-earning assets which was partially offset by a 124 basis point increase in interest income as a percent of average interest-earning assets. Those increases were primarily attributed to an increase in the federal funds rate during this period. During this period our net interest margin had been negatively impacted by changes in funding mix (such as shifting from non-interest bearing deposits to interest-bearing deposits and an increase in time deposits) as well as higher deposit pricing sensitivity to the increases in interest rates discussed above.

Interest and fees on loans include zero in 2024 and 2023, and $0.8 million in 2022, of accretion of net loan fees on Payroll Protection Program ("PPP") loans. Unaccreted net loan fees on PPP loans remaining were zero at December 31, 2024 and 2023.

Our net interest income is also impacted by our level of non-accrual loans. Average non-accrual loans totaled $4.6 million, $4.8 million and $4.4 million in 2024, 2023 and 2022, respectively.

AVERAGE BALANCES AND RATES

	2024			2023			2022		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
ASSETS									
Taxable loans	$3,882,822	$228,229	5.88%	$3,624,406	$197,462	5.45%	$3,227,803	$138,765	4.30%
Tax-exempt loans[(1)]	8,597	451	5.25	6,855	333	4.86	7,771	370	4.76
Taxable securities	652,772	18,883	2.89	771,121	23,314	3.02	945,665	20,676	2.19
Tax-exempt securities[(1)]	294,443	13,907	4.72	317,553	14,039	4.42	331,322	10,191	3.08
Interest bearing cash	94,621	5,013	5.30	83,587	4,416	5.28	28,773	142	0.49
Other investments	16,363	1,195	7.30	17,557	1,013	5.77	17,768	742	4.18
Interest earning assets	4,949,618	267,678	5.41	4,821,079	240,577	4.99	4,559,102	170,886	3.75
Cash and due from banks.	55,309			58,473			59,507		
Other assets, net	235,025			236,072			207,114		
Total assets	$5,239,952			$5,115,624			$4,825,723		
LIABILITIES									
Savings and interest-bearing checking	$2,727,778	57,571	2.11	$2,564,097	44,728	1.74	$2,526,296	10,278	0.41
Time deposits	815,815	35,123	4.31	785,684	30,347	3.86	399,987	3,873	0.97
Other borrowings	118,282	7,834	6.62	128,945	8,273	6.42	121,871	5,296	4.35
Interest bearing liabilities . . .	3,661,875	100,528	2.75	3,478,726	83,348	2.40	3,048,154	19,447	0.64
Non-interest bearing deposits . .	1,047,843			1,164,816			1,338,736		
Other liabilities.	103,622			103,721			94,638		
Shareholders' equity	426,612			368,361			344,195		
Total liabilities and shareholders' equity.	$5,239,952			$5,115,624			$4,825,723		
Net interest income		$167,150			$157,229			$151,439	
Net interest income as a percent of average interest earning assets . . .			3.38%			3.26%			3.32%

---

(1)   Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 21%.

RECONCILIATION OF NET INTEREST MARGIN, FULLY TAXABLE EQUIVALENT ("FTE")

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Net interest income	$166,248	$156,329	$149,561
Add: taxable equivalent adjustment	902	900	1,878
Net interest income - taxable equivalent	$167,150	$157,229	$151,439
Net interest margin (GAAP)	3.36%	3.24%	3.28%
Net interest margin (FTE)	3.38%	3.26%	3.32%

CHANGE IN NET INTEREST INCOME

	2024 compared to 2023			2023 compared to 2022		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Increase (decrease) in interest income[1]						
Taxable loans	$14,606	$16,161	$30,767	$18,485	$40,212	$58,697
Tax-exempt loans[2]	90	28	118	(44)	7	(37)
Taxable securities	(3,458)	(973)	(4,431)	(4,291)	6,929	2,638
Tax-exempt securities[2]	(1,058)	926	(132)	(440)	4,288	3,848
Interest bearing cash	585	12	597	702	3,572	4,274
Other investments	(73)	255	182	(9)	280	271
Total interest income	10,692	16,409	27,101	14,403	55,288	69,691
Increase (decrease) in interest expense[1]						
Savings and interest bearing checking	2,995	9,848	12,843	156	34,294	34,450
Time deposits	1,197	3,579	4,776	6,458	20,016	26,474
Other borrowings	(700)	261	(439)	323	2,654	2,977
Total interest expense	3,492	13,688	17,180	6,937	56,964	63,901
Net interest income	$ 7,200	$ 2,721	$ 9,921	$ 7,466	$(1,676)	$ 5,790

(1) The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

(2) Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 21%.

COMPOSITION OF AVERAGE INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES

	Year Ended December 31,		
	2024	2023	2022
As a percent of average interest earning assets			
Loans	78.6%	75.3%	71.0%
Other interest earning assets	21.4	24.7	29.0
Average interest earning assets	100.0%	100.0%	100.0%
Savings and interest-bearing checking	55.1%	53.2%	55.4%
Time deposits	16.5	16.3	8.8
Other borrowings	2.4	2.7	2.7
Average interest bearing liabilities	74.0%	72.2%	66.9%
Earning asset ratio	94.5%	94.2%	94.5%
Free-funds ratio[1]	26.0	27.8	33.1

(1) Average interest earning assets less average interest bearing liabilities.

Provision for credit losses. The provision for credit losses was an expense of $4.5 million, $6.2 million and $5.3 million in 2024, 2023, and 2022, respectively. The provision reflects our assessment of the allowance for credit losses (the "ACL") taking into consideration factors such as loan growth, loan mix, levels of non-performing and classified loans, economic conditions and loan net charge-offs. While we use relevant information to recognize losses on loans and securities HTM, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors. The decrease in the provision for credit losses in 2024 compared to 2023 was primarily due to a loss incurred on a $3.0 million corporate security HTM (Signature Bank) that defaulted and was fully charged off during the first quarter of 2023 and a recovery on that same security HTM during the first quarter of 2024 that was partially offset by an increase in provision in the commercial and mortgage loan portfolios. The increase in the provision for credit losses in 2023 compared to 2022 was primarily due to a loss incurred on a $3.0 million corporate security HTM (Signature Bank) that defaulted and was fully charged off during the first quarter that was partially offset by a decline in loan growth rate. See "Portfolio Loans and asset quality" for a discussion of the various components of the ACL and their impact on the provision for credit losses in 2024 and note #19 to the Consolidated Financial Statements included within this report for a discussion on industry concentrations.

Non-interest income. Non-interest income is a significant element in assessing our results of operations. Non-interest income totaled $56.4 million during 2024 compared to $50.7 million and $61.9 million during 2023 and 2022, respectively.

NON-INTEREST INCOME

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Interchange income	$13,992	$13,996	$13,955
Service charges on deposit accounts	11,870	12,361	12,288
Net gains (losses) on assets			
Mortgage loans	6,579	7,436	6,431
Equity securities at fair value	2,685	—	—
Securities available for sale	(428)	(222)	(275)
Mortgage loan servicing, net	9,447	4,626	18,773
Investment and insurance commissions	3,268	3,456	2,898
Bank owned life insurance	834	474	360
Other	8,115	8,549	7,479
Total non-interest income	$56,362	$50,676	$61,909

Service charges on deposit accounts totaled $11.9 million in 2024, as compared to $12.4 million in 2023 and $12.3 million during 2022. The decrease in 2024 relative to the prior year was primarily due to a decrease in non-sufficient funds occurrences (and related fees).

We realized net gains of $6.6 million on mortgage loans during 2024, compared to $7.4 million and $6.4 million during 2023 and 2022, respectively. As reflected in the table below, the sale of mortgage loans decreased from both 2023 and 2022. Mortgage loan activity is summarized as follows:

MORTGAGE LOAN ACTIVITY

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Mortgage loans originated	$518,256	$554,461	$935,807
Mortgage loans sold[1]	395,617	407,613	602,797
Net gains on mortgage loans	6,579	7,436	6,431
Net gains as a percent of mortgage loans sold ("Loan Sales Margin")	1.66%	1.82%	1.07%
Fair value adjustments included in the Loan Sales Margin	0.13	0.62	(1.12)

(1) 2024 includes the sale of $20.8 million of portfolio residential fixed rate mortgage loans. 2023 includes the sale of $56.7 million of portfolio residential fixed rate and adjustable rate mortgage loans. 2022 includes the sale of $63.0 million of portfolio residential fixed rate mortgage loans and adjustable rate mortgage loans.

Mortgage loans originated decreased in both 2024 as compared to 2023 and 2023 as compared to 2022 as higher mortgage loan interest rates negatively impacted mortgage loan demand. Mortgage loans sold decreased in each of these years due primarily to lower loan origination volume.

The volume of loans sold is dependent upon our ability to originate mortgage loans as well as the demand for fixed-rate obligations and other loans that we choose to not put into portfolio because of our established interest-rate risk parameters. (See "Portfolio Loans and asset quality.") Net gains on mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates and thus can often be a volatile part of our overall revenues.

Net gains on mortgage loans decreased in 2024 as compared to 2023 primarily due to the decrease in the Loan Sales Margin which was favorably impacted by fair value adjustments on certain unhedged construction loans during 2023 as a result of the significant increase in interest rates during that period. These favorable adjustments were much less during 2024. Net gains on mortgage loans increased in 2023 as compared to 2022 primarily due to the increase in the Loan Sales Margin due to the impact of the fair value adjustments on certain unhedged construction loans during 2023.

Gain on equity securities at fair value totaled $2.7 million during 2024. This gain is the consequence of the exchange of our shares of Visa Class B-1 common stock on May 6, 2024 into a combination of Visa Class C common stock and Visa Class B-2 common stock. With the completion of this exchange, we were able to sell our Visa Class C common stock (as it was convertible into publicly traded Visa Class A common stock) while the Visa Class B-2 common stock continues to be held and carried at zero. See note #11 to the Consolidated Financial Statements.

We generated net losses on securities of $(0.43) million, $(0.22) million and $(0.28) million in 2024, 2023 and 2022, respectively. These net losses were due to the sales of securities as outlined in the table below. We recorded no credit related charges in 2024, 2023 or 2022 for securities AFS. See "Securities" below and note #3 to the Condensed Consolidated Financial Statements.

GAINS AND LOSSES ON SECURITIES

	Year Ended December 31,			
	Proceeds	Gains	Losses	Net
	(In thousands)			
2024	$39,517	$ 14	$442	$(428)
2023	278	—	222	(222)
2022	70,523	164	439	(275)

Mortgage loan servicing, net, generated income of $9.4 million in 2024 compared to income of $4.6 million and $18.8 million in 2023 and 2022, respectively. The significant variances in mortgage loan servicing, net are primarily due to changes in the fair value of capitalized mortgage loan servicing rights associated with changes in mortgage loan interest rates and expected future prepayment levels and expected float rates. Mortgage loan servicing, net activity is summarized in the following table:

MORTGAGE LOAN SERVICING ACTIVITY

	2024	2023	2022
	(In thousands)		
Mortgage loan servicing:			
Revenue, net	$ 8,914	$ 8,828	$ 8,577
Fair value change due to price	4,540	(280)	14,272
Fair value change due to pay-downs	(4,007)	(3,922)	(4,076)
Total	$ 9,447	$ 4,626	$18,773

Activity related to capitalized mortgage loan servicing rights is as follows:

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS

	2024	2023	2022
	(In thousands)		
Balance at January 1, ...	$42,243	$42,489	$26,232
Originated servicing rights capitalized...............................	4,020	3,956	6,061
Change in fair value	533	(4,202)	10,196
Balance at December 31, ...	$46,796	$42,243	$42,489

At December 31, 2024, we were servicing approximately $3.5 billion in mortgage loans for others on which servicing rights have been capitalized. This servicing portfolio had a weighted average coupon rate of 4.13% and a weighted average service fee of approximately 25.5 basis points. Remaining capitalized mortgage loan servicing rights at December 31, 2024 totaled $46.8 million, representing approximately 132 basis points on the related amount of mortgage loans serviced for others.

On December 5, 2024 we executed a letter of intent to sell a portion of our mortgage loan servicing rights to a third party. This sale closed on January 31, 2025 with the sale of approximately $935.3 million of mortgage loan servicing rights (26.4% of total servicing portfolio). This sale represents approximately $13.2 million (28.2%) of the total capitalized mortgage loan servicing right asset. While this transaction closed on January 31, 2025, we continued to service these loans under a sub-servicing arrangement through March 3, 2025, at which time servicing was transferred to the buyer. While there remains a customary hold back of final settlement funds of approximately $0.66 million relating to this transaction, we are not aware of any issues that will have a material impact on this final payment. Transaction expenses relating to this sale were approximately $0.5 million and will be expensed during the first quarter of 2025. This transaction was executed in part to reduce the amount of exposure the bank had to rate variances that may impact the mortgage servicing right asset valuation in future periods. With this sale, it is expected mortgage servicing revenue, net will decrease commensurate with amount of servicing sold. While the magnitude of fair value adjustments would also be expected to decrease, those adjustments are dependent upon factors that are harder to predict.

Investment and insurance commissions totaled $3.3 million in 2024 as compared to $3.5 million and $2.9 million in 2023 and 2022. The decrease in revenue in 2024 as compared to 2023 was due to lower sales volume and a decrease in fee based revenue while the increase in revenue in 2023 as compared to 2022 was primarily due to higher sales volume and an increase in fee based revenue.

We earned $0.8 million, $0.5 million and $0.4 million in 2024, 2023 and 2022, respectively, on our separate account bank owned life insurance principally as a result of increases in the cash surrender value. Our separate account is primarily invested in agency mortgage-backed securities and managed by a fixed income investment manager. The crediting rate (on which the earnings are based) reflects the performance of the separate account. The total cash surrender value of our bank owned life insurance was $53.9 million and $54.3 million at December 31, 2024 and 2023, respectively. The changes in earnings in each year is due to changes in the crediting rate.

Other non-interest income totaled $8.1 million, $8.5 million and $7.5 million in 2024, 2023 and 2022, respectively. Other non-interest income decreased in 2024 as compared to 2023 due primarily to a decrease in certain electronic banking fees we discontinued during 2024 and lower gains on the sale of bank owned properties. The increase in 2023 as compared to 2022 is due to an increase in fees related to interest rate swaps for commercial loan customers (due to a higher level of these transactions during 2023), an increase in ATM fees and an increase in merchant credit card related income that were partially offset by lower gains on the sale of bank owned properties.

Non-interest expense. Non-interest expense is an important component of our results of operations. We strive to efficiently manage our cost structure.

Non-interest expense totaled $135.1 million in 2024, $127.1 million in 2023, and $128.3 million in 2022. Increases in performance-based compensation, compensation, data processing, advertising, legal and professional and loan and collection that were partially offset by decreases in communications and costs (recoveries) related to unfunded lending commitments are primarily responsible for the increase in 2024 compared to 2023. Decreases in performance-based compensation, occupancy, net, communications and loan and collection that were partially offset by increases in compensation, payroll taxes and employee benefits, data processing and FDIC deposit insurance are primarily responsible for the decrease in 2023 compared to 2022. The components of non-interest expense are as follows:

NON-INTEREST EXPENSE

	Year ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Compensation	$ 53,389	$ 52,502	$ 50,535
Performance-based compensation	16,138	11,064	15,875
Payroll taxes and employee benefits	15,428	15,399	14,597
Compensation and employee benefits	84,955	78,965	81,007
Data processing	13,579	11,862	10,183
Occupancy, net	7,806	7,908	8,907
Interchange expense	4,504	4,332	4,242
Furniture, fixtures and equipment	3,762	3,756	4,007
Advertising	3,058	2,165	2,074
FDIC deposit insurance	2,870	3,005	2,142
Legal and professional	2,566	2,208	2,133
Loan and collection	2,474	2,174	2,657
Communications	2,095	2,406	2,871
Taxes, licenses and fees	1,202	979	770
Director fees	949	951	868
Amortization of intangible assets	516	547	785
Provision for loss reimbursement on sold loans	28	20	57
Conversion related expenses	—	—	50
Net (gains) losses on other real estate and repossessed assets	(170)	19	(214)
Costs (recoveries) related to unfunded lending commitments	(373)	424	599
Other	5,275	5,398	5,203
Total non-interest expense	$135,096	$127,119	$128,341

Compensation expense, which is primarily salaries, totaled $53.4 million, $52.5 million and $50.5 million in 2024, 2023 and 2022, respectively. The comparative increase in 2024 to 2023 is primarily due to salary increases that were predominantly effective on January 1, 2024 and additions to our commercial lending team were partially offset by staffing efficiency initiatives in our retail lending and branch network as well as an increase in deferred loan origination costs due in part to higher mortgage loan volume. The comparative increase in 2023 to 2022 is primarily due to salary increases that were predominantly effective on January 1, 2023.

Performance-based compensation expense totaled $16.1 million, $11.1 million and $15.9 million in 2024, 2023 and 2022, respectively. The variances between each respective period were primarily due to actual performance relative to the established incentive plan targets in our annual cash incentive award plans.

In addition to commissions and cash incentive awards, we also maintain stock based performance-based compensation plans. Such plans include an ESOP and a long-term equity based incentive plan. Total compensation expense recognized for grants pursuant to our long-term incentive plan was $2.1 million, $1.9 million and $1.8 million in 2024, 2023 and 2022, respectively. In each of those three years, we granted both restricted stock and performance share awards under the plan.

Payroll taxes and employee benefits expense totaled $15.4 million, $15.4 million and $14.6 million in 2024, 2023 and 2022, respectively. The increase in 2023 compared to 2022 is due to higher employee medical insurance costs that were partially offset by a decrease in payroll taxes (reflecting lower performance-based compensation costs).

Data processing expenses totaled $13.6 million, $11.9 million, and $10.2 million in 2024, 2023 and 2022, respectively. The increase in 2024 compared to 2023 is primarily due to annual asset based and consumer price index based cost increases and new solutions implemented during this time frame. The increase in 2023 compared to 2022 is primarily due to annual asset based and consumer price index based cost increases.

Occupancy, net totaled $7.8 million, $7.9 million, and $8.9 million in 2024, 2023 and 2022, respectively. The decrease in 2023 compared to 2022 is due in part to lower seasonal related maintenance costs and Covid-19 related protocol expenses.

Advertising totaled $3.1 million, $2.2 million, and $2.1 million in 2024, 2023 and 2022, respectively. The increase in 2024 compared to 2023 is due primarily to modifications in strategic marketing spend as well as costs related to certain website redesign initiatives.

FDIC deposit insurance expense totaled $2.9 million, $3.0 million, and $2.1 million in 2024, 2023 and 2022, respectively. FDIC deposit insurance expense increased in 2023 compared to 2022 due primarily to a two basis point increase in the assessment rate beginning in the first quarter of 2023 charged to all banks to increase the likelihood that the reserve ratio of the deposit insurance fund reaches its statutory minimum.

Legal and professional totaled $2.6 million, $2.2 million, and $2.1 million in 2024, 2023 and 2022, respectively. The increase in 2024 compared to 2023 is due in part to fees relating to strategic location additions, higher bank exam fees due to asset growth as well as general corporate projects and initiatives.

Loan and collection expenses reflect costs related to new lending activity as well as the management and collection of non-performing loans and other problem credits. These expenses totaled $2.5 million, $2.2 million and $2.7 million in 2024, 2023 and 2022, respectively. These costs increased in 2024 from 2023 due in part to lower recoveries of previously expensed amounts. These costs decreased in 2023 compared to 2022 due in part to recoveries of previously expensed amounts.

Communications totaled $2.1 million, $2.4 million, and $2.9 million in 2024, 2023 and 2022, respectively. The decrease in 2024 compared to 2023 is primarily due to lower telephony and networking related costs. The decrease in 2023 compared to 2022 is primarily due to lower telephony and networking related costs as well as lower customer statement mailing costs.

The changes in costs related to unfunded lending commitments are primarily impacted by changes in the amounts of such commitments to originate Portfolio Loans as well as (for commercial loan commitments) the grade (pursuant to our loan rating system) of such commitments. Costs (recoveries) related to unfunded lending commitments totaled $(0.4) million, $0.4 million, and $0.6 million in 2024, 2023 and 2022, respectively. The decreases in each comparative year are due primarily to decreases in the amount of unfunded lending commitments.

Income tax expense. We recorded an income tax expense of $16.3 million, $14.6 million and $14.4 million in 2024, 2023 and 2022, respectively. Our actual federal income tax expense is different than the amount computed by applying our statutory federal income tax rate to our pre-tax income primarily due to tax-exempt interest income, share based compensation and tax-exempt income from the increase in the cash surrender value on life insurance.

We assess whether a valuation allowance should be established against our deferred tax asset, net (''DTA'') based on the consideration of all available evidence using a ''more likely than not'' standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at December 31, 2024 and 2023 that the realization of substantially all of our DTA continues to be more likely than not. See note #13 to the Consolidated Financial Statements included within this report for more information.

FINANCIAL CONDITION

Summary. Our total assets increased to $5.34 billion at December 31, 2024, compared to $5.26 billion at December 31, 2023, primarily due to growth in commercial loans and mortgage loans. Loans, excluding loans held for sale (''Portfolio Loans''), totaled $4.04 billion and $3.79 billion at December 31, 2024 and December 31, 2023, respectively. Commercial and mortgage loans increased by $257.6 million and $30.9 million, respectively.

Deposits totaled $4.65 billion at December 31, 2024, compared to $4.62 billion at December 31, 2023. The $31.2 million increase in deposits is primarily due to growth in savings and interest bearing checking deposits, reciprocal deposits and time deposits and brokered time deposits that was partially offset by a decline in non-interest bearing deposits and brokered time deposits.

Securities. We maintain diversified securities portfolios, which include obligations of U.S. government-sponsored agencies, securities issued by states and political subdivisions, residential and commercial mortgage-backed securities, asset-backed securities, corporate securities and trust preferred securities. We regularly evaluate asset/liability management needs and attempt to maintain a portfolio structure that provides sufficient liquidity and cash flow.

We believe that the unrealized losses on securities AFS are temporary in nature and are expected to be recovered within a reasonable time period. We believe that we have the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse. (See "Asset/liability management").

On April 1, 2022, we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to securities held to maturity ("HTM"). The transfer was made at fair value, with the unrealized loss becoming part of the purchase discount which will be accreted over the remaining life of the securities. The other comprehensive loss component is separated from the remaining securities AFS and is accreted over the remaining life of the securities transferred. Based upon our liquidity and capital resources (as explained in more detail below under "Liquidity and capital resources"), we believe that we have the ability and intent to hold these securities until they mature, at which time we would receive full value for these securities.

SECURITIES AFS

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In thousands)		
Securities AFS				
December 31, 2024	$621,588	$343	$62,749	$559,182
December 31, 2023	744,050	464	65,164	679,350

SECURITIES HTM

	Carrying Value	Transferred Unrealized Loss[1]	ACL	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
				(In thousands)			
Securities HTM							
December 31, 2024	$339,436	$16,171	$132	$355,739	$ 28	$53,907	$301,860
December 31, 2023	353,988	19,503	157	373,648	868	55,910	318,606

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(1)   Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an ACL is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes. No ACL for securities AFS was needed at December 31, 2024. See note #3 to the Consolidated Financial Statements included within this report for further discussion.

For securities HTM an ACL is maintained at a level which represents our best estimate of expected credit losses. This ACL is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit loss. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) long-term historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. During the first quarter of 2023, one corporate security (Signature Bank) defaulted resulting in a $3.0 million provision for credit losses and a corresponding full charge-off. Subsequent to this security's charge-off, a portion of its fair value had recovered and was subsequently sold during the first quarter of 2024 for $1.1 million during which period we recorded that amount as a recovery to the ACL. See note #3 to the Consolidated Financial Statements included within this report for further discussion.

Equity Securities at Fair Value

On May 6, 2024, we exchanged 12,566 shares of Visa Inc. Class B-1 common stock (all of the Class B-1 shares we owned) for 2,493 shares of Visa Inc. Class C common stock and 6,283 shares of Visa Inc. Class B-2 common stock pursuant to an exchange offer conducted by Visa. With the completion of the exchange, we recorded a gain related to the Class C shares of $2.677 million based on the conversion privilege of those shares and the closing price of the Class A shares on May 3, 2024 (the exchange expiration date) of $268.49 per share. Subsequent to the exchange, we sold all of our Class C shares for net proceeds of $2.685 million. See note #11 to the Consolidated Financial Statements included within this report for further discussion.

Portfolio Loans and asset quality. In addition to the communities served by our Bank branch and loan production office network, our principal lending markets also include nearby communities and metropolitan areas. Subject to established underwriting criteria, we also may participate in commercial lending transactions with certain non-affiliated banks and make whole loan purchases from other financial institutions.

The senior management and board of directors of our Bank retain authority and responsibility for credit decisions and we have adopted uniform underwriting standards. Our loan committee structure and the loan review process attempt to provide requisite controls and promote compliance with such established underwriting standards. However, there can be no assurance that our lending procedures and the use of uniform underwriting standards will prevent us from incurring significant credit losses in our lending activities.

We generally retain loans that may be profitably funded within established risk parameters. (See "Asset/liability management.") As a result, we may hold adjustable-rate conventional and fixed rate jumbo mortgage loans as Portfolio Loans, while 15- and 30-year fixed-rate non-jumbo mortgage loans are generally sold to mitigate exposure to changes in interest rates. (See "Non-interest income.") The growth in mortgage loans during 2024 has primarily been attributed to the origination of adjustable-rate mortgage loans and advances on adjustable rate construction mortgage loans and home equity lines of credit. (See "Asset/liability management").

LOAN PORTFOLIO SEGMENTS

The following table summarizes each loan portfolio segment by (1) scheduled repayments and (2) predetermined (fixed) interest rate and/or adjustable (variable) interest rate at December 31, 2024:

	Commercial	Mortgage	Installment	Total
	(In thousands)			
Due in one year or less	$ 161,763	$ 229	$ 1,781	$ 163,773
Due after one but within five years	516,889	2,372	57,203	576,464
Due after five but within 15 years	1,237,444	105,908	364,226	1,707,578
Due after 15 years	21,268	1,408,217	161,525	1,591,010
	$1,937,364	$1,516,726	$584,735	$4,038,825
Fixed rate	$ 821,891	$ 877,102	$579,792	$2,278,785
Variable rate	1,115,473	639,624	4,943	1,760,040
	$1,937,364	$1,516,726	$584,735	$4,038,825

In 2024, we sold $20.6 million of portfolio residential fixed rate mortgage loans. In 2023, we sold $56.7 million of portfolio residential fixed and adjustable rate mortgage loans. In 2022, we sold $63.0 million of portfolio residential fixed and adjustable rate mortgage loans servicing retained. In addition, in the fourth quarter of 2022 we reclassified $20.4 million (fair value of $20.4 million) of portfolio mortgage loans to held for sale. These loans were sold to another financial institution on a servicing retained basis during the first quarter of 2023. These loan sale transactions were done primarily for asset/liability management purposes.

LOAN PORTFOLIO COMPOSITION

	December 31,	
	2024	2023
	(In thousands)	
Real estate[1]		
Residential first mortgages	$1,284,322	$1,248,911
Residential home equity and other junior mortgages	179,857	157,006
Construction and land development	322,092	241,715
Other[2]	1,126,720	1,036,590
Consumer	579,345	619,374
Commercial	542,742	483,129
Agricultural	3,747	4,176
Total loans	$4,038,825	$3,790,901

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(1) Includes both residential and non-residential commercial loans secured by real estate.

(2) Includes loans secured by multi-family residential and non-farm, non-residential property.

NON-PERFORMING ASSETS

	December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
Non-accrual loans.	$ 7,792	$ 6,991	$ 5,381
Loans 90 days or more past due and still accruing interest.	—	432	—
Sub total	7,792	7,423	5,381
Less: Government guaranteed loans	1,790	2,191	1,660
Total non-performing loans	6,002	5,232	3,721
Other real estate and repossessed assets	938	569	455
Total non-performing assets.	$ 6,940	$ 5,801	$ 4,176
As a percent of Portfolio Loans			
Non-accrual loans.	0.19%	0.18%	0.16%
Non-performing loans	0.15	0.14	0.11
ACL	1.47	1.44	1.51
Non-performing assets to total assets	0.13	0.11	0.08
ACL as a percent of non-accrual loans.	762.05	781.83	974.45
ACL as a percent of non-performing loans	989.32	1044.69	1409.16

Non-performing loans totaled $6.0 million, $5.2 million and $3.7 million at December 31, 2024, 2023 and 2022, respectively. The increases in 2024 compared to 2023 and 2023 as compared to 2022 were primarily due to a $1.0 million and $1.1 million, respectively increase in the residential mortgage loan portfolio segment. Our collection and resolution efforts have generally resulted in a stable trend in non-performing loans as a percent of portfolio loans.

Other real estate ("ORE") and repossessed assets totaled $0.9 million at December 31, 2024, compared to $0.6 million at December 31, 2023.

The ACL as a percent of non-accrual and non-performing loans decreased during 2024 and 2023 due primarily to an increase in non-accrual and non-performing loans partially offset by an increase in the ACL related to pooled analysis of loans.

We will place a loan that is 90 days or more past due on non-accrual, unless we believe the loan is both well secured and in the process of collection. Accordingly, we have determined that the collection of the accrued and unpaid interest on any loans that are 90 days or more past due and still accruing interest is probable.

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	December 31,	
	2024	**2023**
	(In thousands)	
Specific allocations.	$ 2,300	$ 1,292
Pooled analysis allocations	45,929	40,944
Additional allocations based on subjective factors.	11,150	12,422
Total	$59,379	$54,658

Some loans will not be repaid in full. Therefore, an ACL on loans is maintained at a level which represents our best estimate of expected credit losses. Our ACL loans is comprised of three principal elements: (i) specific analysis of individual loans identified during the review of the loan portfolio, (ii) pooled analysis of loans with similar risk characteristics based on historical experience, adjusted for current conditions, reasonable and supportable forecasts, and expected prepayments, and (iii) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolios. See notes #1 and #4 to the Consolidated Financial Statements included within this report for further discussion on the ACL on loans.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

The ACL increased $4.7 million to $59.4 million at December 31, 2024 from $54.7 million at December 31, 2023 and was equal to 1.47% of total Portfolio Loans at December 31, 2024.

Two of the three components of the ACL outlined above increased since December 31, 2023 while one decreased. The ACL related to pooled analysis of loans increased $5.0 million due primarily to loan growth in 2024 as well as certain model refinements during 2024 which also contributed to the $1.3 million decrease in the ACL related to subjective factors. The ACL related to specific loans increased $1.0 million due primarily to a $5.8 million increase in the amount of such loans.

During 2023 two of the three components of the ACL outlined above decreased since December 31, 2022 while one increased. The ACL related to pooled analysis of loans increased $3.3 million due primarily to loan growth in 2023. The ACL related to specific loans decreased $0.8 million due primarily to an $8.1 million decrease in the amount of such loans while the ACL related to subjective factors declined $0.3 million.

ALLOWANCE FOR CREDIT LOSSES ON LOANS, SECURITIES HTM AND UNFUNDED COMMITMENTS

	Loans	Securities HTM	Unfunded Commitments
		(In thousands)	
December 31, 2021	$47,252	$ —	$4,481
Additions (deductions)			
Provision for credit losses	5,173	168	—
Recoveries credited to the ACL	2,496	—	—
Charges against the ACL	(2,486)	—	—
Additions included in non-interest expense	—	—	599
December 31, 2022	52,435	168	5,080
Additions (deductions)			
Provision for credit losses	3,221	2,989	—
Recoveries credited to the ACL	2,798	—	—
Charges against the ACL	(3,796)	(3,000)	—
Additions included in non-interest expense	—	—	424
December 31, 2023	54,658	157	5,504
Additions (deductions)			
Provision for credit losses	5,618	(1,150)	—
Recoveries credited to the ACL	2,711	1,125	—
Charges against the ACL	(3,608)	—	—
Additions included in non-interest expense	—	—	(373)
December 31, 2024	$59,379	$ 132	$5,131

RATIO OF NET CHARGE-OFFS TO AVERAGE LOANS OUTSTANDING

	Commercial	Mortgage	Installment	Total
	(Dollars in thousands)			
2024				
Loans charged against (recoveries credited to) the ACL . . .	$ (245)	$ (9)	$ 1,151	$ 897
Average Portfolio Loans	1,769,243	1,499,737	610,522	3,879,502
Net loans charged off against (credited to) the ACL to average Portfolio Loans	(0.01)%	—%	0.19%	0.02%
2023				
Loans charged against (recoveries credited to) the ACL . . .	$ 523	$ (198)	$ 673	$ 998
Average Portfolio Loans	1,537,920	1,436,527	637,180	3,611,627
Net loans charged off against (credited to) the ACL to average Portfolio Loans	0.03%	(0.01)%	0.11%	0.03%
2022				
Loans charged against (recoveries credited to) the ACL . . .	$ (453)	$ (365)	$ 808	$ (10)
Average Portfolio Loans	1,323,840	1,257,528	616,854	3,198,222
Net loans charged off against (credited to) the ACL to average Portfolio Loans	(0.03)%	(0.03)%	0.13%	—%

In 2024, we recorded loan net charge offs of $0.90 million compared to loan net charge offs of $1.00 million in 2023 and loan net recoveries of $0.01 million in 2022. The net charge offs in 2024 primarily reflect losses in the installment loan portfolio. The net charge offs in 2023 primarily reflect modest losses in the commercial and installment loan portfolio. The net recoveries in 2022 primarily reflect reduced levels of non-performing loans, improvement in collateral liquidation values and ongoing collection efforts on previously charged-off loans.

Deposits and borrowings. Historically, the loyalty of our customer base has allowed us to price deposits competitively, contributing to a net interest margin that generally compares favorably to our peers. However, we still face a significant amount of competition for deposits within many of the markets served by our branch network, which limits our ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits.

To attract new core deposits, we have implemented various account acquisition strategies as well as branch staff sales training. Account acquisition initiatives have historically generated increases in customer relationships. Over the past several years, we have also expanded our treasury management products and services for commercial businesses and municipalities or other governmental units and have also increased our sales calling efforts in order to attract additional deposit relationships from these sectors. We view long-term core deposit growth as an important objective. Core deposits generally provide a more stable and lower cost source of funds than alternative sources such as short-term borrowings. (See "Liquidity and capital resources.")

Deposits totaled $4.65 billion and $4.62 billion at December 31, 2024 and 2023, respectively. The $31.2 million increase in deposits during 2024 is due to growth in savings and interest-bearing checking deposits, reciprocal deposits and time deposits that were partially offset by decreases in non-interest bearing as well as scheduled maturities of brokered time deposits. Reciprocal deposits totaled $907.0 million and $832.0 million at December 31, 2024 and 2023, respectively. These deposits represent demand, money market and time deposits from our customers that have been placed through the IntraFi Network. This service allows our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum.

We cannot be sure that we will be able to maintain our current level of core deposits. In particular, those deposits that are uninsured may be susceptible to outflow. A reduction in core deposits would likely increase our need to rely on wholesale funding sources. Data relating to our deposit portfolios (excluding brokered time) follows:

	December 31,	
	2024	2023
	(Dollars in thousands)	
Uninsured deposits[1]	$1,059,909	$961,974
Uninsured deposits as a percentage of deposits	23.3%	22.2%
Average deposit account size	$ 21.14	$ 20.38
Balance of top 100 largest depositors	$1,062,255	$890,289
Balance of top 100 depositors as a percentage of deposits	23.4%	20.5%

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(1) These amounts exclude intercompany related deposits of $54.8 million and $51.2 million respectively. Uninsured deposits reported in our Call Report at December 31, 2024 and December 31, 2023 totaled $1.115 billion and $1.013 billion, respectively.

We have also implemented strategies that incorporate using federal funds purchased, other borrowings and Brokered CDs to fund a portion of our interest-earning assets. The use of such alternate sources of funds supplements our core deposits and is also a part of our asset/liability management efforts. Other borrowings, comprised primarily of advances from the Federal Home Loan Bank (the "FHLB"), totaled $45.0 million and $50.0 million at December 31, 2024 and 2023.

As described above, we have utilized wholesale funding, including federal funds purchased, FRB and FHLB borrowings and Brokered CDs to augment our core deposits and fund a portion of our assets. At December 31, 2024, our use of such wholesale funding sources (including reciprocal deposits) amounted to approximately $1.06 billion, or 22.6% of total funding (deposits and all borrowings, excluding subordinated debt and debentures). Because wholesale funding sources are affected by general market conditions, the availability of such funding may be dependent on the confidence these sources have in our financial condition and operations. The continued availability to us of these funding sources is not certain, and Brokered CDs may be difficult for us to retain or replace at attractive rates as they mature. Our liquidity may be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available in the future at acceptable rates of interest or at all. Our financial performance could also be affected if we are unable to maintain our access to funding sources or if we are required to rely more heavily on more expensive funding sources. In such case, our net interest income and results of operations could be adversely affected.

We have historically employed derivative financial instruments to manage our exposure to changes in interest rates. During 2024, 2023 and 2022, we entered into $187.1 million, $134.6 million and $94.2 million (original aggregate notional amounts), respectively, of interest rate swaps with commercial loan customers, which were offset with interest rate swaps that the Bank entered into with a broker-dealer. We recorded $2.09 million, $2.05 million and $1.42 million of fee income related to these transactions during 2024, 2023 and 2022, respectively. We entered into $122.0 million, $175.0 million, and $41.0 million (notional amounts) of certain derivative financial instruments (pay fixed interest rate swap and interest rate cap agreements) to hedge the fair value of certain loans, municipal bond securities and/or certain FHLB advances in 2024, 2023 and 2022, respectively. We also entered into $250.0 million and $150.0 million (notional amount), respectfully of certain derivative financial instruments (interest rate floor and interest rate cap agreements) to manage the variability in future expected cash flows of certain commercial loans and/or short-term funding liabilities during 2024 and 2023.

Liquidity and capital resources. Liquidity risk is the risk of being unable to timely meet obligations as they come due at a reasonable funding cost or without incurring unacceptable losses. Our liquidity management involves the measurement and monitoring of a variety of sources and uses of funds. Our Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus our liquidity management on maintaining adequate levels of liquid assets (primarily funds on deposit with the FRB and certain securities AFS) as well as developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for purchasing securities or originating Portfolio Loans as well as to be able to respond to unforeseen liquidity needs.

Our primary sources of funds include our deposit base, secured advances from the FHLB and FRB, federal funds purchased, borrowing facilities with other banks, and access to the capital markets (for Brokered CDs). At

December 31, 2024, in addition to liquidity available from our normal operating, funding and investing activities we had unused credit lines with the FHLB and FRB of approximately $1,079.5 million and $501.8 million, respectively. We also had approximately $517.2 million in fair value of unpledged securities AFS and HTM at December 31, 2024, which could be pledged for an estimated additional borrowing capacity at the FHLB and FRB of approximately $483.8 million.

TIME DEPOSITS[(1)]

The following table summarizes time deposits in amounts less than $250,000 and in amounts of $250,000 or more, by time remaining until maturity at December 31, 2024:

	Less than $250,000	Greater than $250,000	Total
	(In thousands)		
Three months or less	$400,361	$142,942	$543,303
Over three through six months	133,677	35,805	169,482
Over six months through one year	74,798	28,746	103,544
Over one year	27,691	3,883	31,574
Total	$636,527	$211,376	$847,903

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(1) Includes time deposits, brokered time deposits and reciprocal time deposits

At December 31, 2024, we had $816.3 million of time deposits (see note #8 to the Consolidated Financial Statements) that mature in the next 12 months. Historically, a majority of these maturing time deposits are renewed by our customers. Additionally, $3.81 billion of our deposits at December 31, 2024, were in account types from which the customer could withdraw the funds on demand. Changes in the balances of deposits that can be withdrawn upon demand are usually predictable and the total balances of these accounts have generally grown or have been stable over time as a result of our marketing and promotional activities. However, there can be no assurance that historical patterns of renewing time deposits or overall growth or stability in deposits will continue in the future.

We have developed contingency funding plans that stress test our liquidity needs that may arise from certain events such as an adverse change in our financial metrics (for example, credit quality or regulatory capital ratios). Our liquidity management also includes periodic monitoring that measures quick assets (defined generally as highly liquid or short-term assets) to total assets, short-term liability dependence and basic surplus (defined as quick assets less volatile liabilities to total assets). Policy limits have been established for our various liquidity measurements and are monitored on a quarterly basis. In addition, we also prepare cash flow forecasts that include a variety of different scenarios.

We believe that we currently have adequate liquidity at our Bank because of our cash and cash equivalents, our portfolio of securities AFS, our access to secured advances from the FHLB and FRB, and our ability to issue Brokered CDs.

We also believe that the available cash on hand at the parent company (including time deposits) of approximately $49.9 million as of December 31, 2024, provides sufficient liquidity resources at the parent company to meet operating expenses, to make interest payments on the subordinated debt and debentures, and, along with dividends from the Bank, to pay projected cash dividends on our common stock.

In the normal course of business we enter into certain contractual obligations. Such obligations include requirements to make future payments on debt and lease arrangements, contractual commitments for capital expenditures, and service contracts.

Effective management of capital resources is critical to our mission to create value for our shareholders. In addition to common stock, our capital structure also currently includes subordinated debt and cumulative trust preferred securities.

CAPITALIZATION

	December 31,	
	2024	**2023**
	(In thousands)	
Subordinated debt	$ 39,586	$ 39,510
Subordinated debentures	39,796	39,728
Amount not qualifying as regulatory capital	(810)	(734)
Amount qualifying as regulatory capital	78,572	78,504
Shareholders' equity		
Common stock	318,777	317,483
Retained earnings	205,853	159,108
Accumulated other comprehensive income	(69,944)	(72,142)
Total shareholders' equity	454,686	404,449
Total capitalization	$533,258	$482,953

In May 2020, we issued $40.0 million of fixed to floating subordinated notes with a ten year maturity and a five year call option. The initial coupon rate is 5.95% fixed for five years and then floats at the Secured Overnight Financing Rate (''SOFR'') plus 5.825%. These notes are presented in the Consolidated Statement of Financial Condition under the caption ''Subordinated debt'' and the December 31, 2024 and 2023 balance of $39.6 million and $39.5 million, respectively, is net of remaining unamortized deferred issuance costs of $0.4 million at those same dates, that are being amortized through the maturity date into interest expense on other borrowings and subordinated debt and debentures in our Consolidated Statement of Operations.

We currently have four special purpose entities with $39.8 million of outstanding cumulative trust preferred securities. These special purpose entities issued common securities and provided cash to our parent company that in turn issued subordinated debentures to these special purpose entities equal to the trust preferred securities and common securities. The subordinated debentures represent the sole asset of the special purpose entities. The common securities and subordinated debentures are included in our Consolidated Statements of Financial Condition.

The FRB has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities (and certain other capital elements) are limited to 25 percent of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital, subject to restrictions. At the parent company, all of these securities qualified as Tier 1 capital at December 31, 2024 and 2023.

Common shareholders' equity increased to $454.7 million at December 31, 2024 from $404.4 million at December 31, 2023, due primarily to earnings retention. Our tangible common equity (''TCE'') totaled $424.9 million and $374.1 million, respectively, at those same dates. Our ratio of TCE to tangible assets was 8.00% and 7.15% at December 31, 2024 and 2023, respectively. TCE and the ratio of TCE to tangible assets are non-GAAP measures. TCE represents total common equity less goodwill and other intangible assets.

In December 2024, our Board of Directors authorized the 2025 share repurchase plan. Under the terms of the 2025 share repurchase plan, we are authorized to buy back up to 1,100,000 shares, or approximately 5%, of our outstanding common stock. This repurchase plan commenced on January 1, 2025, and is expected to last through December 31, 2025.

In December 2023, our Board of Directors authorized the 2024 share repurchase plan. Under the original terms of the share repurchase plan, we were authorized to buy back 1,100,000 shares, or approximately 5% of our outstanding common stock. The share repurchase plan expired on December 31, 2024. No shares were repurchased during 2024.

We currently pay a quarterly cash dividend on our common stock. The annual total dividends paid were $0.96, $0.92 and $0.88 per share for 2024, 2023 and 2022, respectively. We currently favor a dividend payout ratio between 30% and 50% of net income.

As of December 31, 2024 and 2023, our Bank (and holding company) continued to meet the requirements to be considered "well-capitalized" under federal regulatory standards (also see note #20 to the Consolidated Financial Statements).

Asset/liability management. Interest-rate risk is created by differences in the cash flow characteristics of our assets and liabilities. Options embedded in certain financial instruments, including caps on adjustable-rate loans as well as borrowers' rights to prepay fixed-rate loans, also create interest-rate risk.

Our asset/liability management efforts identify and evaluate opportunities to structure our assets and liabilities in a manner that is consistent with our mission to maintain profitable financial leverage within established risk parameters. We evaluate various opportunities and alternate asset/liability management strategies carefully and consider the likely impact on our risk profile as well as the anticipated contribution to earnings. The marginal cost of funds is a principal consideration in the implementation of our asset/liability management strategies, but such evaluations further consider interest-rate and liquidity risk as well as other pertinent factors. We have established parameters for interest-rate risk. We regularly monitor our interest-rate risk and report at least quarterly to our board of directors.

We employ simulation analyses to monitor our interest-rate risk profile and evaluate potential changes in our net interest income and market value of portfolio equity that result from changes in interest rates. The purpose of these simulations is to identify sources of interest-rate risk. The simulations do not anticipate any actions that we might initiate in response to changes in interest rates and, accordingly, the simulations do not provide a reliable forecast of anticipated results. The simulations are predicated on immediate, permanent and parallel shifts in interest rates and generally assume that current loan and deposit pricing relationships remain constant. The simulations further incorporate assumptions relating to changes in customer behavior, including changes in prepayment rates on certain assets and liabilities. At December 31, 2024, our interest rate risk profile as measured by our longer term interest rate risk measure based on changes in economic value indicates exposure to rising rates. This measure has decreased modestly from December 31, 2023 due to a decline in asset duration and a higher base value. Asset duration declined given a shift in the asset mix to shorter duration loans. In addition, at December 31, 2024 our simulation base-rate scenario for market value of portfolio equity increased from December 31, 2023 due primarily to an increase in the Bank's tangible equity and an improvement (decline) in liability prices due to a shift in the funding mix with declines in wholesale funding and an increase in deposits. We are carefully monitoring the change in our funding mix as well as the composition of our earning assets and the impact of potential future changes in interest rates on our changes in market value of portfolio equity and changes in net interest income. As a result, we may add some longer-term borrowings, may utilize derivatives (interest rate swaps, interest rate caps and interest rate floors) to manage interest rate risk and may continue to sell some fixed rate jumbo and other portfolio mortgage loans in the future.

CHANGES IN MARKET VALUE OF PORTFOLIO EQUITY, NET INTEREST INCOME AND NET INTEREST MARGIN

Change in Interest Rates	Market Value of Portfolio Equity[1]	Percent Change	Net Interest Income[2]	Percent Change	Net Interest Margin[3]	Percent Change
			(Dollars in thousands)			
December 31, 2024						
200 basis point rise	$566,000	(9.76)%	$185,500	1.64%	3.65%	1.67%
100 basis point rise	598,600	(4.56)	184,400	1.04	3.63	1.11
Base-rate scenario	627,200	—	182,500	—	3.59	—
100 basis point decline	650,000	3.64	181,800	(0.38)	3.58	(0.28)
200 basis point decline	661,300	5.44	181,600	(0.49)	3.58	(0.28)
December 31, 2023						
200 basis point rise	$447,600	(17.29)%	$166,000	(2.06)%	3.30%	(2.37)%
100 basis point rise	494,500	(8.63)	168,300	(0.71)	3.35	(0.89)
Base-rate scenario	541,200	—	169,500	—	3.38	—
100 basis point decline	582,800	7.69	169,000	(0.29)	3.36	(0.59)
200 basis point decline	603,200	11.46	167,800	(1.00)	3.34	(1.18)

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(1) Simulation analyses calculate the change in the net present value of our assets and liabilities, including debt and related financial derivative instruments, under parallel shifts in interest rates by discounting the estimated future cash flows using a market-based discount rate. Cash flow estimates incorporate anticipated changes in prepayment speeds and other embedded options.

(2) Simulation analyses calculate the change in net interest income under immediate parallel shifts in interest rates over the next twelve months, based upon a static Consolidated Statement of Financial Condition, which includes debt and related financial derivative instruments, and do not consider loan fees or loan origination costs.

(3) Simulation analyses calculate the change in tax equivalent net interest income as a percent of average interest-earning assets (the "net interest margin") under immediate parallel shifts in interest rates over the next twelve months, based upon a static statement of financial condition, which includes debt and related financial derivative instruments, and do not consider loan fees or loan origination costs.

Accounting Standards Update. See note #1 to the Consolidated Financial Statements included elsewhere in this report for details on recently issued accounting pronouncements and their impact on our consolidated financial statements.

FAIR VALUATION OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 820 - "Fair Value Measurements and Disclosures" ("FASB ASC topic 820") defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We utilize fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. FASB ASC topic 820 differentiates between those assets and liabilities required to be carried at fair value at every reporting period ("recurring") and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances ("nonrecurring"). Securities AFS, loans held for sale, carried at fair value, derivatives and capitalized mortgage loan servicing rights are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other financial assets on a nonrecurring basis, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or fair value accounting or write-downs of individual assets. See note #21 to the Consolidated Financial Statements for a complete discussion on our use of fair valuation of financial instruments and the related measurement techniques.

LITIGATION MATTERS

We are involved in various litigation matters in the ordinary course of business. At the present time, we do not believe any of these matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote.

CRITICAL ACCOUNTING POLICIES

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Accounting and reporting policies for the ACL and capitalized mortgage loan servicing rights are deemed critical since they involve the use of estimates and require significant management judgments. Application of assumptions different than those that we have used could result in material changes in our financial position or results of operations.

Our methodology for determining the ACL and related provision for credit losses is described above in "Portfolio Loans and asset quality." In particular, this area of accounting requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan or other type of credit. It is extremely difficult to precisely measure the amount of expected credit losses in our loan portfolio. We use a rigorous process to attempt to accurately quantify the necessary ACL and related provision for credit losses, but there can be no assurance that our modeling process will successfully identify all of the expected credit losses in our loan portfolio. As a result, we could record future provisions for credit losses that may be significantly different than the levels that we recorded in prior periods. See also notes #1 and #4 to the Consolidated Financial Statements included within this report for further discussion on CECL.

At December 31, 2024 and 2023, we had approximately $46.8 million and $42.2 million, respectively, of mortgage loan servicing rights capitalized on our Consolidated Statements of Financial Condition. The fair value of our mortgage loan servicing rights has been determined based on a valuation model used by an independent third party. There are several critical assumptions involved in establishing the value of this asset including estimated future prepayment speeds on the underlying mortgage loans, the interest rate used to discount the net cash flows from the mortgage loan servicing, the estimated amount of ancillary income that will be received in the future (such as late fees) and the estimated cost to service the mortgage loans. We believe the assumptions that we utilize in our valuation are reasonable based upon accepted industry practices for valuing mortgage loan servicing rights and represent neither the most conservative or aggressive assumptions.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Independent Bank Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to us and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that as of December 31, 2024, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. Their report immediately follows our report.

William B. Kessel
President and
Chief Executive Officer

Gavin A. Mohr
Executive Vice President
and Chief Financial Officer

Independent Bank Corporation
March 7, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Independent Bank Corporation
Grand Rapids, Michigan

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Independent Bank Corporation (the "Corporation") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's financial statements and an opinion on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses (ACL) for loans – Subjective Factors

Refer to Notes 1 and 4 to the Consolidated Financial Statements.

The ACL under the current expected credit loss (''CECL'') methodology is a significant estimate recorded within the Corporation's financial statements with a reported balance for loans of $59.4 million as of December 31, 2024. The ACL model for loans consists of three components: 1) the specific analysis of individually evaluated loans; 2) pooled analysis of loans with similar risk characteristics based on historical experience using a discounted cash flow model, adjusted for current conditions, reasonable and supportable forecasts and expected prepayments; and 3) additional allowances based on subjective factors.

The subjective factors include consideration of the following: local and general economic business factors and trends, portfolio concentrations and changes in the size, and/or the general terms of the overall loan portfolio. Due to the significant judgment applied by management to determine the effect of the subjective factors, we identified the effect of the subjective factors on the ACL for loans as a critical audit matter as it involved a high degree of auditor judgment and required significant audit effort, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls over the subjective factors used in the ACL calculation including controls addressing:

  o Management's review of the reasonableness of the significant assumptions applied in the development of the subjective factors and the relevance to the loan segment to which they are applied.

  o Mathematical accuracy of the subjective factors applied to the loan segments in the ACL calculation.

- Substantively testing management's determination of the subjective factors used in the ACL estimate, including:

  o Testing management's process for developing the subjective factors, which included assessing the relevance and reliability of data used to develop the subjective factors, including evaluating their judgments and assumptions for reasonableness. Among other procedures, our evaluation considered evidence from internal and external sources.

  o Analytically evaluating the subjective factors for directional consistency, testing for reasonableness, and obtaining evidence for significant changes.

  o Testing the mathematical accuracy of the subjective factors applied to the loan segments in the ACL calculation.

Crowe LLP

Crowe LLP

We have served as the Corporation's auditor since 2005.

South Bend, Indiana
March 7, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2024	2023
	(In thousands, except share amounts)	
Assets		
Cash and due from banks	$ 56,984	$ 68,208
Interest bearing deposits	62,898	101,573
Cash and Cash Equivalents	119,882	169,781
Securities available for sale	559,182	679,350
Securities held to maturity (fair value of $301,860 at December 31, 2024 and $318,606 at December 31, 2023)	339,436	353,988
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	16,099	16,821
Loans held for sale, carried at fair value	7,643	12,063
Loans		
Commercial	1,937,364	1,679,731
Mortgage	1,516,726	1,485,872
Installment	584,735	625,298
Total Loans	4,038,825	3,790,901
Allowance for credit losses	(59,379)	(54,658)
Net Loans	3,979,446	3,736,243
Other real estate and repossessed assets, net	938	569
Property and equipment, net	37,492	35,523
Bank-owned life insurance	53,855	54,341
Capitalized mortgage loan servicing rights, carried at fair value	46,796	42,243
Other intangibles	1,488	2,004
Goodwill	28,300	28,300
Accrued income and other assets	147,547	132,500
Total Assets	$5,338,104	$5,263,726
Liabilities and Shareholders' Equity		
Deposits		
Non-interest bearing	$1,013,647	$1,076,093
Savings and interest-bearing checking	1,995,314	1,905,701
Reciprocal	907,031	832,020
Time	628,285	524,325
Brokered time	109,811	284,740
Total Deposits	4,654,088	4,622,879
Other borrowings	45,009	50,026
Subordinated debt	39,586	39,510
Subordinated debentures	39,796	39,728
Accrued expenses and other liabilities	104,939	107,134
Total Liabilities	4,883,418	4,859,277
Commitments and contingent liabilities		
Shareholders' Equity		
Preferred stock, no par value, 200,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value, 500,000,000 shares authorized; issued and outstanding: 20,895,714 shares at December 31, 2024 and 20,835,633 shares at December 31, 2023	318,777	317,483
Retained earnings	205,853	159,108
Accumulated other comprehensive loss	(69,944)	(72,142)
Total Shareholders' Equity	454,686	404,449
Total Liabilities and Shareholders' Equity	$5,338,104	$5,263,726

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands, except per share amounts)		
INTEREST INCOME			
Interest and fees on loans	$228,585	$197,725	$139,057
Interest on securities			
Taxable	18,883	23,314	20,676
Tax-exempt	13,100	13,209	8,391
Other investments	6,208	5,429	884
Total Interest Income	266,776	239,677	169,008
INTEREST EXPENSE			
Deposits	92,694	75,075	14,151
Other borrowings and subordinated debt and debentures	7,834	8,273	5,296
Total Interest Expense	100,528	83,348	19,447
Net Interest Income	166,248	156,329	149,561
Provision for credit losses	4,468	6,210	5,341
Net Interest Income After Provision for Credit Losses	161,780	150,119	144,220
NON-INTEREST INCOME			
Interchange income	13,992	13,996	13,955
Service charges on deposit accounts	11,870	12,361	12,288
Net gains (losses) on assets			
Mortgage loans	6,579	7,436	6,431
Equity securities at fair value	2,685	—	—
Securities available for sale	(428)	(222)	(275)
Mortgage loan servicing, net	9,447	4,626	18,773
Other	12,217	12,479	10,737
Total Non-interest Income	56,362	50,676	61,909
NON-INTEREST EXPENSE			
Compensation and employee benefits	84,955	78,965	81,007
Data processing	13,579	11,862	10,183
Occupancy, net	7,806	7,908	8,907
Interchange expense	4,504	4,332	4,242
Furniture, fixtures and equipment	3,762	3,756	4,007
Advertising	3,058	2,165	2,074
FDIC deposit insurance	2,870	3,005	2,142
Legal and professional	2,566	2,208	2,133
Loan and collection	2,474	2,174	2,657
Communications	2,095	2,406	2,871
Costs (recoveries) related to unfunded lending commitments	(373)	424	599
Other	7,800	7,914	7,519
Total Non-interest Expense	135,096	127,119	128,341
Income Before Income Tax	83,046	73,676	77,788
Income tax expense	16,256	14,609	14,437
Net Income	$ 66,790	$ 59,067	$ 63,351
Net income per common share			
Basic	$ 3.20	$ 2.82	$ 3.00
Diluted	$ 3.16	$ 2.79	$ 2.97

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Net income	$66,790	$59,067	$ 63,351
Other comprehensive income (loss)			
Securities available for sale			
Unrealized gain (loss) arising during period	1,866	22,094	(95,263)
Net unrealized loss at time of transfer on securities available for sale transferred to held to maturity	—	—	(26,479)
Accretion of net unrealized losses on securities transferred to held to maturity	3,332	3,563	3,413
Reclassification adjustments for losses included in earnings	428	222	275
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale	5,626	25,879	(118,054)
Income tax expense (benefit)	1,181	5,435	(24,790)
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale, net of tax	4,445	20,444	(93,264)
Derivative instruments			
Unrealized losses arising during period	(4,212)	(213)	—
Reclassification adjustment for expense recognized in earnings	1,366	437	—
Unrealized gains (losses) recognized in other comprehensive income (loss) on derivative instruments	(2,846)	224	—
Income tax expense (benefit)	(599)	47	—
Unrealized gains (losses) recognized in other comprehensive income (loss) on derivative instruments, net of tax	(2,247)	177	—
Other comprehensive income (loss)	2,198	20,621	(93,264)
Comprehensive income (loss)	$68,988	$79,688	$ (29,913)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	(Dollars in thousands, except per share amounts)			
Balances at December 31, 2021	$323,401	$ 74,582	$ 501	$398,484
Net income for 2022	—	63,351	—	63,351
Cash dividends declared, $0.88 per share	—	(18,565)	—	(18,565)
Repurchase of 181,586 shares of common stock.	(4,010)	—	—	(4,010)
Issuance of 40,532 shares of common stock	77	—	—	77
Share based compensation (issuance of 62,114 shares of common stock)	2,143	—	—	2,143
Share based compensation withholding obligation (withholding of 28,125 shares of common stock)	(620)	—	—	(620)
Other comprehensive loss	—	—	(93,264)	(93,264)
Balances at December 31, 2022	320,991	119,368	(92,763)	347,596
Net income for 2023	—	59,067	—	59,067
Cash dividends declared, $0.92 per share	—	(19,327)	—	(19,327)
Repurchase of 298,601 shares of common stock.	(5,157)	—	—	(5,157)
Issuance of 28,583 shares of common stock	70	—	—	70
Share based compensation (issuance of 77,211 shares of common stock)	2,229	—	—	2,229
Share based compensation withholding obligation (withholding of 35,531 shares of common stock)	(650)	—	—	(650)
Other comprehensive income	—	—	20,621	20,621
Balances at December 31, 2023	317,483	159,108	(72,142)	404,449
Net income for 2024	—	66,790	—	66,790
Cash dividends declared, $0.96 per share	—	(20,045)	—	(20,045)
Issuance of 6,141 shares of common stock	13	—	—	13
Share based compensation (issuance of 95,966 shares of common stock)	2,332	—	—	2,332
Share based compensation withholding obligation (withholding of 42,026 shares of common stock)	(1,051)	—	—	(1,051)
Other comprehensive income	—	—	2,198	2,198
Balances at December 31, 2024	$318,777	$205,853	$(69,944)	$454,686

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Net Income	$ 66,790	$ 59,067	$ 63,351
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
Proceeds from sales of equity securities at fair value	2,685	—	—
Proceeds from sales of loans held for sale	380,739	356,207	549,079
Disbursements for loans held for sale	(370,575)	(334,174)	(514,244)
Provision for credit losses	4,468	6,210	5,341
Deferred income tax (benefit) expense	(1,248)	215	(359)
Net deferred loan fees (costs)	961	1,244	(4,155)
Net depreciation, amortization of intangible assets and premiums and accretion of discounts on securities, loans and interest bearing deposits - time	10,005	10,019	10,827
Net gains on mortgage loans	(6,579)	(7,436)	(6,431)
Net gains on equity securities at fair value	(2,685)	—	—
Net (gains) losses on securities available for sale	428	222	275
Share based compensation	2,332	2,229	2,143
Increase in accrued income and other assets	(25,187)	(14,617)	(25,843)
Increase (decrease) in accrued expenses and other liabilities	1,017	(3,597)	14,648
Total Adjustments	(3,639)	16,522	31,281
Net Cash From Operating Activities	63,151	75,589	94,632
CASH FLOW USED IN INVESTING ACTIVITIES			
Proceeds from the sale of securities available for sale	39,517	278	70,523
Proceeds from the sale of securities held to maturity previously charged off	1,125	—	—
Proceeds from maturities, prepayments and calls of securities available for sale	81,092	122,806	167,550
Proceeds from maturities, prepayments and calls of securities held to maturity	18,811	22,317	21,964
Purchases of securities available for sale	—	—	(137,550)
Purchases of securities held to maturity	(3,628)	(1,740)	(2,658)
Proceeds from the redemption of Federal Home Loan Bank stock	722	1,310	774
Purchase of Federal Home Loan Bank stock	—	(478)	—
Net increase in portfolio loans (loans originated, net of principal payments)	(271,800)	(361,609)	(606,069)
Proceeds from the sale of portfolio loans	20,780	56,561	63,564
Proceeds from the sale of other real estate and repossessed assets	892	650	723
Proceeds from bank-owned life insurance	1,320	1,336	433
Proceeds from the sale of property and equipment	960	1,648	1,833
Capital expenditures	(7,950)	(6,024)	(5,679)
Net Cash Used in Investing Activities	(118,159)	(162,945)	(424,592)
CASH FLOW FROM FINANCING ACTIVITIES			
Net increase in total deposits	31,209	243,810	261,979
Net increase (decrease) in other borrowings	(17)	(60,980)	60,997
Proceeds from Federal Home Loan Bank advances	130,000	135,000	290,000
Payments of Federal Home Loan Bank advances	(135,000)	(110,000)	(295,000)
Dividends paid	(20,045)	(19,327)	(18,565)
Proceeds from issuance of common stock	13	70	77
Repurchase of common stock	—	(5,157)	(4,010)
Share based compensation withholding obligation	(1,051)	(650)	(620)
Net Cash From Financing Activities	5,109	182,766	294,858
Net Increase (Decrease) in Cash and Cash Equivalents	(49,899)	95,410	(35,102)
Cash and Cash Equivalents at Beginning of Year	169,781	74,371	109,473
Cash and Cash Equivalents at End of Year	$ 119,882	$ 169,781	$ 74,371
Cash paid during the year for			
Interest	$ 103,953	$ 79,101	$ 17,657
Income taxes	13,900	16,100	10,040
Transfers to other real estate and repossessed assets	1,091	783	719
Right of use assets obtained in exchange for lease obligations	2,354	865	791
Transfer of securities available for sale to held to maturity	—	—	391,618
Transfer of mortgage loans to held for sale	—	—	20,367

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

The accounting and reporting policies and practices of Independent Bank Corporation and subsidiaries ("IBCP") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Our critical accounting policies include the determination of the allowance for credit losses and the valuation of capitalized mortgage loan servicing rights. We are required to make material estimates and assumptions that are particularly susceptible to changes in the near term as we prepare the consolidated financial statements and report amounts for each of these items. Actual results may vary from these estimates.

Our subsidiary, Independent Bank ("Bank"), transacts business in the single industry of commercial banking. Our Bank's activities cover traditional phases of commercial banking, including checking and savings accounts, commercial lending, direct and indirect consumer financing and mortgage lending. Our principal markets are the rural and suburban communities across Lower Michigan that are served by our Bank's branches and loan production offices as well as one loan production facility in Ohio. At December 31, 2024, 72.1% of our Bank's loan portfolio was secured by real estate.

PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of Independent Bank Corporation and its subsidiaries. The income, expenses, assets and liabilities of the subsidiaries are included in the respective accounts of the consolidated financial statements, after elimination of all intercompany accounts and transactions.

USE OF ESTIMATES — To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ.

STATEMENTS OF CASH FLOWS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold. Generally, federal funds are sold for one-day periods. We report net cash flows for customer loan and deposit transactions and for short-term borrowings.

INTEREST BEARING DEPOSITS — Interest bearing deposits consist of overnight deposits with the Federal Reserve Bank.

LOANS HELD FOR SALE — Mortgage loans originated and intended for sale in the secondary market are carried at fair value. Fair value adjustments, as well as realized gains and losses, are recorded in current earnings.

OPERATING SEGMENTS — While chief decision-makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated as one single unit. Discrete financial information is not available other than on a consolidated basis for material lines of business.

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS — We account for our capitalized mortgage loan servicing rights under the fair value method of accounting. We recognize as separate assets the rights to service mortgage loans for others. The fair value of capitalized mortgage loan servicing rights has been determined based upon fair value indications for similar servicing. Under the fair value method we measure capitalized mortgage loan servicing rights at fair value at each reporting date and report changes in fair value of capitalized mortgage loan servicing rights in earnings in the period in which the changes occur and are included in mortgage loan servicing, net in the Consolidated Statements of Operations. The fair value of capitalized mortgage loan servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Mortgage loan servicing income is recorded for fees earned for servicing loans previously sold. The fees are generally based on a contractual percentage of the outstanding principal and are recorded as income when earned. Mortgage loan servicing fees, excluding fair value changes of capitalized mortgage loan servicing rights, totaled $8.9 million, $8.8 million and $8.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Late fees and ancillary fees related to loan servicing are not material.

TRANSFERS OF FINANCIAL ASSETS — Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from us, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SECURITIES — We classify our securities as equity, trading, held to maturity ("HTM") or available for sale ("AFS"). Equity securities are investments in certain equity stocks and are reported at fair value with realized and unrealized gains and losses included in earnings. Trading securities are bought and held principally for the purpose of selling them in the near term and are reported at fair value with realized and unrealized gains and losses included in earnings. Securities HTM represent those securities for which we have the positive intent and ability to hold until maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the level-yield method. During 2022 we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to HTM. See note #3 for further discussion of this transfer. We did not have any equity securities or trading securities at December 31, 2024 and 2023. Securities AFS represent those securities not classified as equity, trading or held to maturity and are reported at fair value with unrealized gains and losses, net of applicable income taxes reported in other comprehensive income (loss).

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses ("ACL") is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes.

The ACL on securities HTM is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit losses. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics, and we consider historical credit loss information. Accrued interest receivable on securities HTM is excluded from the estimate of credit losses. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) long-term historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities.

Gains and losses realized on the sale of securities available for sale are determined using the specific identification method and are recognized on a trade-date basis.

FEDERAL HOME LOAN BANK ("FHLB") STOCK — Our Bank subsidiary is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

FEDERAL RESERVE BANK ("FRB") STOCK — Our Bank subsidiary is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

LOAN REVENUE RECOGNITION — Interest on loans is accrued based on the principal amounts outstanding. In general, the accrual of interest income is discontinued when a loan becomes 90 days past due for commercial loans and installment loans and when a loan misses four consecutive payments for mortgage loans and the borrower's capacity to repay the loan and collateral values appear insufficient for each loan class. However, loans may be placed on non-accrual status regardless of whether or not such loans are considered past due if, in management's opinion, the borrower is unable to meet payment obligations as they become due or as required by regulatory provisions. All interest accrued but not received for all loans placed on non-accrual is reversed from interest income. Payments on such loans are generally applied to the principal balance until qualifying to be returned to accrual status. A non-accrual loan may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible. Delinquency status for all classes in the commercial and installment loan portfolio segments is based on the actual number of days past due as required by the contractual terms of the loan agreement while delinquency status for mortgage loan portfolio segment classes is based on the number of payments past due.

Certain loan fees and direct loan origination costs are deferred and recognized as an adjustment of yield generally over the contractual life of the related loan. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized generally over the contractual life of the loan as an adjustment of yield. Fees on commitments that expire unused are recognized at expiration. Fees received for letters of credit are recognized as revenue over the life of the commitment.

ALLOWANCE FOR CREDIT LOSSES — Our loan portfolio is disaggregated into segments for purposes of determining the ACL which include commercial, mortgage and installment loans. These segments are further disaggregated into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan segment include (i) commercial and industrial and (ii) commercial real estate. Classes within the mortgage loan segment include (i) 1-4 family owner occupied - jumbo, (ii) 1-4 family owner occupied - non-jumbo, (iii) 1-4 family non-owner occupied (iv) 1-4 family - 2nd lien and (v) resort lending. Classes within the installment loan segment include (i) boat lending, (ii) recreational vehicle lending, and (iii) other. Commercial loans are subject to adverse market conditions which may impact the borrower's ability to make repayment on the loan or could cause a decline in the value of the collateral that secures the loan. Mortgage and installment loans are subject to adverse employment conditions in the local economy which could increase default rates. In addition, mortgage loans and real estate based installment loans are subject to adverse market conditions which could cause a decline in the value of collateral that secures the loan. For an analysis of the ACL by portfolio segment and credit quality information by class, see note #4.

We estimate the ACL based on relevant available information from both internal and external sources, including historical loss trends, current conditions and forecasts, specific analysis of individual loans, and other relevant and appropriate factors. The allowance process is designed to provide for expected future losses based on our reasonable and supportable ("R&S") forecast as of the reporting date. Our ACL process is administered by our Risk Management group utilizing a third party software solution, with significant input and ultimate approval from our Executive Enterprise Risk Committee. Further, we have established a current expected credit loss ("CECL") Forecast Committee, which includes a cross discipline structure with membership from Executive Management, Risk Management, Credit Administration and Accounting, which approves ACL model assumptions each quarter. Our ACL is comprised of three principal elements: (i) specific analysis of individual loans identified during the review of the loan portfolio, (ii) pooled analysis of loans with similar risk characteristics based on historical experience, adjusted for current conditions, R&S forecasts, and expected prepayments, and (iii) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolio.

The first ACL element (specific allocations) includes loans that do not share similar risk characteristics and are evaluated on an individual basis. We will typically evaluate on an individual basis loans that are on nonaccrual; commercial loans that have been modified resulting in a concession, for which the borrower is experiencing financial difficulties, and which are considered troubled loan modifications or with well defined weaknesses; and severely delinquent mortgage and installment loans. When we determine that foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of underlying collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for estimated selling costs. For loans evaluated on an individual basis that are not determined to be collateral dependent, a discounted cash flow analysis is performed to determine expected credit losses.

The second ACL element (pooled analysis) includes loans with similar risk characteristics, which are broken down by segment, class, and risk metric. The Bank's primary segments of commercial, mortgage, and installment loans are further classified by other relevant attributes, such as collateral type, lien position, occupancy status, amortization method, and balance size. Commercial classes are additionally segmented by risk rating, and mortgage and installment loan classes by credit score tier, which are updated at least semi-annually.

We utilize a discounted cash flow (''DCF'') model to estimate expected future losses for pooled loans. Expected future cash flows are developed from payment schedules over the contractual term, adjusted for forecasted default (probability of default), loss, and prepayment assumptions. We are not required to develop forecasts over the full contractual term of the financial asset or group of financial assets. Rather, for periods beyond which we are able to make or obtain R&S forecasts of expected credit losses, we revert to the long term average on a straight line or immediate basis, as determined by our CECL Forecast Committee, and which may vary depending on the economic outlook and uncertainty.

The DCF model for the mortgage and installment pooled loan segments includes using probability of default (''PD'') assumptions that are derived through regression analysis with forecasted US unemployment levels by credit score tier. We review a composite forecast of approximately 50 analysts as well as the Federal Open Market Committee (''FOMC'') projections in setting the unemployment forecast for the R&S period. The current ACL utilizes a one year R&S forecast followed by immediate reversion to the 75 year average unemployment rate. PD assumptions for the remaining segments are based primarily on historical rates by risk metric as defaults were not strongly correlated with any economic indicator. Loss given default (''LGD'') assumptions for the mortgage loan segment are based on a two year forecast followed by a two year straight line reversion period to the longer term average, while LGD rates for the remaining segments are the historical average for the entire period. Prepayment assumptions represent average rates per segment for a period determined by the CECL Forecast Committee and as calculated through the Bank's Asset and Liability Management program.

Pooled reserves for the commercial loan segment are calculated using the DCF model with assumptions generally based on historical averages by class and risk rating. Effective risk rating practices allow for strong predictability of defaults and losses over the portfolio's expected shorter duration, relative to mortgage and installment loans. Our rating system is similar to those employed by state and federal banking regulators.

The third ACL element (additional allocations based on subjective factors) is based on factors that cannot be associated with a specific credit or loan category and reflects our attempt to ensure that the overall ACL appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. We adjust our quantitative model for certain qualitative factors to reflect the extent to which management expects current conditions and R&S forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The qualitative framework reflects changes related to relevant data, such as changes in asset quality trends, portfolio growth and composition, national and local economic factors, credit policy and administration and other factors not considered in the base quantitative model. We utilize a survey completed by business unit management throughout the Bank, as well as discussion with the CECL Forecast Committee to establish reserves under the qualitative framework.

Increases in the ACL are recorded by a provision for credit losses charged to expense. Although we periodically allocate portions of the ACL to specific loans and loan portfolios, the entire ACL is available for losses.

We generally charge-off commercial, homogenous residential mortgage and installment loans when they are deemed uncollectible or reach a predetermined number of days past due based on loan product, industry practice and other factors. Collection efforts may continue and recoveries may occur after a loan is charged against the ACL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

PROPERTY AND EQUIPMENT — Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Buildings are generally depreciated over a period not exceeding 39 years and equipment is generally depreciated over periods not exceeding 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful life or lease period.

BANK OWNED LIFE INSURANCE — We have purchased a group flexible premium non-participating variable life insurance contract on approximately 253 lives (who were salaried employees at the time we purchased the contract) in order to recover the cost of providing certain employee benefits. Bank owned life insurance is recorded at its cash surrender value or the amount that can be currently realized.

OTHER REAL ESTATE AND REPOSSESSED ASSETS — Other real estate at the time of acquisition is recorded at fair value, less estimated costs to sell, which becomes the property's new basis. Fair value is typically determined by a third party appraisal of the property. Any write-downs at date of acquisition are charged to the ACL. Expense incurred in maintaining other real estate and subsequent write-downs to reflect declines in value and gains or losses on the sale of other real estate are recorded in non-interest expense in the Consolidated Statements of Operations. Non-real estate repossessed assets are treated in a similar manner.

OTHER INTANGIBLES — Other intangible assets consist of core deposits. They are initially measured at fair value and then are amortized on both straight-line and accelerated methods over their estimated useful lives, which range from 10 to 15 years.

GOODWILL — Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. We have selected December 31 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on our Consolidated Statements of Financial Condition.

INCOME TAXES — We employ the asset and liability method of accounting for income taxes. This method establishes deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates expected to be in effect when such amounts are realized or settled. Under this method, the effect of a change in tax rates is recognized in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance for that portion of the asset for which it is more likely than not that it will not be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.

We recognize interest and/or penalties related to income tax matters in income tax expense in the Consolidated Statements of Operations.

We file a consolidated federal income tax return. Intercompany tax liabilities are settled as if each subsidiary filed a separate return.

COMMITMENTS TO EXTEND CREDIT AND RELATED FINANCIAL INSTRUMENTS — Financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. In general, we use a similar methodology to estimate our liability for these off-balance sheet credit exposures as we do for our ACL. For commercial related commitments, we estimate liability using our loan rating system and for mortgage and installment commitments we estimate liability principally upon historical loss experience. Our estimated liability for off balance sheet commitments is included in accrued expenses and other liabilities in our Consolidated Statements of Financial Condition and any charge or recovery is recorded in non-interest expense – costs related to unfunded lending commitments in our Consolidated Statements of Operations.

DERIVATIVE FINANCIAL INSTRUMENTS — We record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

At the inception of the derivative we designate the derivative as one of three types based on our intention and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("Fair Value Hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("Cash Flow Hedge"), or (3) an instrument with no hedging designation. For a Fair Value Hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in interest income in our Consolidated Statements of Operations. For a Cash Flow Hedge, the gain or loss on the derivative is reported in other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For instruments with no hedging designation, the gain or loss on the derivative is reported in earnings. These free standing instruments primarily consist of (i) mortgage banking related derivatives and include rate-lock loan commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and mandatory forward commitments for the future delivery of these mortgage loans and (ii) certain pay-fixed and pay-variable interest rate swap agreements related to commercial loan customers. The fair value of rate-lock mortgage loan commitments is based on agency cash window loan pricing for comparable assets and the fair value of mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets. We enter into mandatory forward commitments for the future delivery of mortgage loans generally when interest rate locks are entered into in order to hedge the change in interest rates resulting from our commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on mortgage loans in the Consolidated Statements of Operations. Fair values of the pay-fixed and pay-variable interest rate swap agreements are derived from proprietary models which utilize current market data and are included in net interest income in the Consolidated Statements of Operations.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in net interest income in the Consolidated Statements of Operations. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income (mortgage banking related derivatives) or net interest income (interest rate swap agreements) in the Consolidated Statements of Operations. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

We formally document the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions, at the inception of the hedging relationship. This documentation includes linking Fair Value or Cash Flow Hedges to specific assets and liabilities on the Consolidated Statements of Financial Condition or to specific firm commitments or forecasted transactions. We discontinue hedge accounting when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded in earnings. When a Fair Value Hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a Cash Flow Hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income (loss) are amortized into earnings over the same periods which the hedged transactions will affect earnings.

COMPREHENSIVE INCOME (LOSS) — Comprehensive income (loss) consists of net income and unrealized gains and losses, net of tax, on securities available for sale and derivative instruments classified as cash flow hedges.

NET INCOME PER COMMON SHARE — Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and participating share awards. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. For diluted net income per common share, net income is divided by the weighted average number of common shares outstanding during the period plus the assumed exercise of stock options, performance share units and stock units for a deferred compensation plan for non-employee directors.

SHARE BASED COMPENSATION — Cost is recognized for non-vested share awards issued to employees based on the fair value of these awards at the date of grant. A simulation analysis which considers potential outcomes for a large number of independent scenarios is utilized to estimate the fair value of performance share units and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

market price of our common stock at the date of grant is used for other non-vested share awards. Cost is recognized over the required service period, generally defined as the vesting period. Forfeitures are recognized as they occur. Cost is also recognized for stock issued to non-employee directors. These shares vest immediately and cost is recognized during the period they are issued.

COMMON STOCK — At December 31, 2024, 0.1 million shares of common stock were reserved for issuance under the dividend reinvestment plan, 0.4 million shares of common stock were reserved for issuance under our long-term incentive plan and 0.1 million shares of common stock were reserved for issuance under our non-employee director stock purchase plan.

RECLASSIFICATION — Certain amounts in the 2023 and 2022 consolidated financial statements have been reclassified to conform to the 2024 presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS — In March 2020, the Financial Accounting Standards Board (''FASB'') issued Accounting Standards Update (''ASU'') 2020-04, ''Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting'' and in December 2022 the FASB issued ASU 2022-06, ''Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848''. These new ASUs provide temporary optional expedients and exceptions to GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. Entities can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform, if certain criteria are met. Entities that make such elections would not have to remeasure contracts at the modification date or reassess a previous accounting determination. Entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met.

We had formed a cross-functional project team to lead the transition from LIBOR to a planned adoption of reference rates which included Secured Overnight Financing Rate (''SOFR''). We utilized the timeline guidance published by the Alternative Reference Rates Committee to develop and achieve internal milestones during the transitional period. We discontinued the use of new LIBOR-based loans as of December 31, 2021, according to regulatory guidelines. We also discontinued the use of new LIBOR based interest rate derivatives as of December 31, 2021. The amended guidance under Topic 848 and our ability to elect its temporary optional expedients and exceptions were effective for us through December 31, 2024.

In March, 2023, the FASB issued ASU 2023-02, ''Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)''. This ASU expands the use of the proportional amortization method of accounting — currently allowed only for investments in low-income housing tax credit (''LIHTC'') structures — to equity investments in other tax credit structures that meet certain criteria. Common tax credit programs that investors access via tax equity structures and that may now be eligible for application of the proportional amortization method include: new markets tax credits, historic rehabilitation tax credit programs, and renewable energy tax credit programs. This ASU takes effect in reporting periods beginning after December 15, 2023, with early adoption permitted. The adoption of this ASU on January 1, 2024, did not have a material impact on our Consolidated Financial Statements.

In November, 2023, the FASB issued ASU 2023-07, ''Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures''. This ASU enhances disclosures of significant segment expenses by requiring entities to disclose significant segment expenses regularly provided to the chief operating decision maker, extend certain annual disclosures to interim periods, and permit more than one measure of segment profit or loss to be reported under certain conditions. This ASU takes effect in reporting periods beginning after December 15, 2023, with early adoption permitted. The adoption of this ASU on January 1, 2024, did not have a material impact on the Consolidated Financial Statements.

In December, 2023, the FASB issued ASU 2023-09, ''Income Taxes (Topic 740): Improvements to Income Tax Disclosures''. This ASU modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). This ASU also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. This ASU takes effect in reporting periods beginning after December 15, 2024, with early adoption permitted. We do not expect the adoption of this ASU to have a material impact on our Consolidated Financial Statements.

In December, 2024, the FASB issued ASU 2024-03, ''Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses''. This ASU requires public business entities to disaggregate certain expense captions into specific categories in disclosures within the footnotes to the financial statements. This ASU takes effect in annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. We do not expect the adoption of this ASU to have a material impact on our Consolidated Financial Statements.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our Bank's required average reserve balances to be maintained in the form of vault cash and balances with the FRB during 2024 and 2023 were zero. We do not maintain compensating balances with correspondent banks. We may also be required to maintain reserve balances related to certain mortgage banking related derivatives not classified as hedges. These balances are held at unrelated financial institutions and totaled zero and $0.3 million at December 31, 2024 and 2023, respectively.

NOTE 3 – SECURITIES

Securities AFS consist of the following at December 31:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In thousands)		
2024				
U.S. agency	$ 8,858	$ 1	$ 700	$ 8,159
U.S. agency residential mortgage-backed	80,589	47	9,499	71,137
U.S. agency commercial mortgage-backed	12,821	—	1,180	11,641
Private label mortgage-backed	74,268	263	4,496	70,035
Other asset backed	39,232	18	734	38,516
Obligations of states and political subdivisions	330,874	14	42,097	288,791
Corporate	73,960	—	4,039	69,921
Trust preferred	986	—	4	982
Total	$621,588	$343	$62,749	$559,182
2023				
U.S. agency	$ 10,299	$ 5	$ 797	$ 9,507
U.S. agency residential mortgage-backed	90,195	3	8,981	81,217
U.S. agency commercial mortgage-backed	13,706	—	1,409	12,297
Private label mortgage-backed	93,527	249	7,307	86,469
Other asset backed	114,867	3	1,939	112,931
Obligations of states and political subdivisions	341,177	204	38,644	302,737
Corporate	79,296	—	6,046	73,250
Trust preferred	983	—	41	942
Total	$744,050	$464	$65,164	$679,350

Securities HTM consist of the following at December 31:

	Carrying Value	Transferred Unrealized Loss[1]	ACL	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
				(In thousands)			
2024							
U.S. agency	$ 24,150	$ 1,404	$ —	$ 25,554	$—	$ 4,987	$ 20,567
U.S. agency residential mortgage-backed	100,700	8,669	—	109,369	—	24,631	84,738
U.S. agency commercial mortgage-backed	4,013	107	—	4,120	—	402	3,718
Private label mortgage-backed	7,350	190	1	7,541	—	551	6,990
Obligations of states and political subdivisions	156,305	5,262	17	161,584	28	19,461	142,151
Corporate	45,964	496	111	46,571	—	3,875	42,696
Trust preferred	954	43	3	1,000	—	—	1,000
Total	$339,436	$16,171	$132	$355,739	$28	$53,907	$301,860
2023							
U.S. agency	$ 25,768	$ 1,603	$ —	$ 27,371	$—	$ 4,892	$ 22,479
U.S. agency residential mortgage-backed	108,770	9,715	—	118,485	—	23,849	94,636
U.S. agency commercial mortgage-backed	4,146	153	—	4,299	—	460	3,839
Private label mortgage-backed	7,302	302	4	7,608	—	854	6,754
Obligations of states and political subdivisions	161,352	6,879	33	168,264	88	18,807	149,545

	Carrying Value	Transferred Unrealized Loss[1]	ACL	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
				(In thousands)			
Corporate	45,702	803	116	46,621	780	7,033	40,368
Trust preferred	948	48	4	1,000	—	15	985
Total	$353,988	$19,503	$157	$373,648	$868	$55,910	$318,606

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(1) Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

On April 1, 2022, we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to HTM. The transfer was made at fair value, with the unrealized loss becoming part of the purchase discount which will be accreted over the remaining life of the securities. The other comprehensive loss component is separated from the remaining available for sale securities and is accreted over the remaining life of the securities transferred. We have the ability and intent to hold all HTM securities until they mature, at which time we expect to receive full value for these securities.

Our investments' gross unrealized losses and fair values for securities AFS aggregated by investment type and length of time that individual securities have been at a continuous unrealized loss position, at December 31 follows:

	Less Than Twelve Months		Twelve Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
2024						
U.S. agency	$ 324	$ 1	$ 7,565	$ 699	$ 7,889	$ 700
U.S. agency residential mortgage-backed	147	—	61,219	9,499	61,366	9,499
U.S. agency commercial mortgage-backed	—	—	11,641	1,180	11,641	1,180
Private label mortgage-backed	2,551	8	66,411	4,488	68,962	4,496
Other asset backed	3,984	19	27,052	715	31,036	734
Obligations of states and political subdivisions	221	1	288,570	42,096	288,791	42,097
Corporate	1,473	23	68,448	4,016	69,921	4,039
Trust preferred	—	—	982	4	982	4
Total	$ 8,700	$ 52	$531,888	$62,697	$540,588	$62,749
2023						
U.S. agency	$ 130	$ —	$ 8,453	$ 797	$ 8,583	$ 797
U.S. agency residential mortgage-backed	358	1	80,008	8,980	80,366	8,981
U.S. agency commercial mortgage-backed	—	—	12,297	1,409	12,297	1,409
Private label mortgage-backed	6,285	356	79,507	6,951	85,792	7,307
Other asset backed	7,714	88	97,203	1,851	104,917	1,939
Obligations of states and political subdivisions	—	—	301,038	38,644	301,038	38,644
Corporate	—	—	73,249	6,046	73,249	6,046
Trust preferred	—	—	942	41	942	41
Total	$14,487	$445	$652,697	$64,719	$667,184	$65,164

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an ACL is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes. No ACL for securities AFS was needed at December 31, 2024 and 2023. Accrued interest receivable on securities AFS totaled $3.9 million and $4.6 million at December 31, 2024 and 2023, respectively and is excluded from the estimate of credit losses and is included in accrued income and other assets in the Consolidated Statements of Financial Condition.

U.S. agency, U.S. agency residential mortgage-backed and U.S. agency commercial mortgage backed securities — at December 31, 2024, we had 29 U.S. agency, 103 U.S. agency residential mortgage-backed and 10 U.S. agency commercial mortgage-backed securities whose fair value is less than amortized cost. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. The unrealized losses are largely attributed to widening spreads to Treasury bonds and/or an increase in interest rates since acquisition.

Private label mortgage backed, other asset backed and corporate securities — at December 31, 2024, we had 71 private label mortgage backed, 44 other asset backed, and 73 corporate securities whose fair value is less than amortized cost. The unrealized losses are primarily due to credit spread widening and/or an increase in interest rates since acquisition.

Obligations of states and political subdivisions — at December 31, 2024, we had 311 municipal securities whose fair value is less than amortized cost. The unrealized losses are primarily due to an increase in interest rates since acquisition.

Trust preferred securities — at December 31, 2024, we had one trust preferred security whose fair value is less than amortized cost. This trust preferred securities is a single issue security issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities has suffered from credit spread widening. This security is rated by a major rating agency as investment grade.

At December 31, 2024 management does not intend to liquidate any of the securities discussed above and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses.

We recorded no credit related charges in our Consolidated Statements of Operations related to securities available for sale during 2024, 2023, and 2022.

The ACL on securities HTM is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit losses. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics and consider historical credit loss information. Accrued interest receivable on securities HTM totaled $1.7 million and $1.8 million at December 31, 2024 and 2023, respectively and is excluded from the estimate of credit losses and is included in accrued income and other assets in the Consolidated Statements of Financial Condition. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. Historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. During the first quarter of 2023, one corporate security (Signature Bank) defaulted resulting in a $3.0 million provision for credit losses and a corresponding full charge-off. Subsequent to this security's charge-off, a portion of its fair value had recovered and was subsequently sold during the first quarter of 2024 for $1.1 million during which period we recorded that amount as a recovery to the ACL. Despite this lone security loss, the long-term historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. Furthermore, as of December 31, 2024 and 2023, there were no past due principal and interest payments associated with these securities. At those same dates an allowance for credit losses of $132,000 and $157,000, respectively was recorded on non U.S. agency securities HTM based on applying the long-term historical credit loss rate, as published by credit rating agencies, for similarly rated securities.

On a quarterly basis, we monitor the credit quality of securities HTM through the use of credit ratings. The carrying value of securities HTM at December 31, aggregated by credit quality follow:

	Private Label Mortgage-Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Carrying Value Total
			(In thousands)		
2024					
Credit rating:					
AAA	$7,350	$ 34,973	$ —	$ —	$ 42,323
AA	—	101,112	—	—	101,112
A	—	3,473	5,005	—	8,478
BBB	—	652	36,045	—	36,697
BB	—	—	1,963	—	1,963
Non-rated	—	16,095	2,951	954	20,000
Total	$7,350	$156,305	$45,964	$954	$210,573
2023					
Credit rating:					
AAA	$7,302	$ 36,629	$ —	$ —	$ 43,931
AA	—	102,583	—	—	102,583
A	—	3,172	6,923	—	10,095
BBB	—	856	33,913	—	34,769
BB	—	—	1,943	—	1,943
Non-rated	—	18,112	2,923	948	21,983
Total	$7,302	$161,352	$45,702	$948	$215,304

An analysis of the ACL by security HTM type for the year ended December 31, follows:

	Private Label Mortgage-Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Total
			(In thousands)		
2024					
Balance at beginning of period	$ 4	$ 33	$ 116	$ 4	$ 157
Additions (deductions)					
Provision for credit losses	(3)	(16)	(1,130)	(1)	(1,150)
Recoveries credited to the allowance	—	—	1,125	—	1,125
Securities HTM charged against the allowance	—	—	—	—	—
Balance at end of period	$ 1	$ 17	$ 111	$ 3	$ 132
2023					
Balance at beginning of period	$ 1	$ 39	$ 123	$ 5	$ 168
Additions (deductions)					
Provision for credit losses	3	(6)	2,993	(1)	2,989
Recoveries credited to the allowance	—	—	—	—	—
Securities HTM charged against the allowance	—	—	(3,000)	—	(3,000)
Balance at end of period	$ 4	$ 33	$ 116	$ 4	$ 157

The amortized cost and fair value of securities AFS and securities HTM at December 31, 2024, by contractual maturity, follow:

	Securities AFS		Securities HTM	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Maturing within one year	$ 25,779	$ 25,386	$ 7,061	$ 7,028
Maturing after one year but within five years	145,707	134,759	57,604	53,405
Maturing after five years but within ten years	45,284	39,758	95,466	83,459
Maturing after ten years	197,908	167,950	74,578	62,522
	414,678	367,853	234,709	206,414
U.S. agency residential mortgage-backed	80,589	71,137	109,369	84,738
U.S. agency commercial mortgage-backed	12,821	11,641	4,120	3,718
Private label mortgage-backed	74,268	70,035	7,541	6,990
Other asset backed	39,232	38,516	—	—
Total	$621,588	$559,182	$355,739	$301,860

The actual maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

A summary of proceeds from the sale of securities available for sale and gains and losses for the years ended December 31 follow:

		Realized	
	Proceeds	Gains	Losses
	(In thousands)		
2024	$39,517	$ 14	$442
2023	278	—	222
2022	70,523	164	439

Securities AFS and HTM with a fair value of $13.5 million and $103.6 million at December 31, 2024 and 2023, respectively, were pledged to secure borrowings, derivatives, public deposits and for other purposes as required by law. There were no investment obligations of state and political subdivisions that were payable from or secured by the same source of revenue or taxing authority that exceeded 10% of consolidated total shareholders' equity at December 31, 2024 or 2023.

During the second quarter of 2024 we acquired certain securities classified as equity securities at fair value consisting of Visa Inc. Class C common stock. These securities were all sold in 2024. For the year ended December 31, 2024, we recognized a gain on these equity securities of $2.7 million that was included in net gains on equity securities at fair value in the Consolidated Statements of Operations. We had no equity securities at December 31, 2023. See note #11.

NOTE 4 – LOANS

Our loan portfolios by class at December 31 follow:

	2024	2023
	(In thousands)	
Commercial		
Commercial and industrial	$1,001,329	$ 810,145
Commercial real estate	936,035	869,586
Total commercial	1,937,364	1,679,731
Mortgage		
1-4 family owner occupied - jumbo	875,551	859,236
1-4 family owner occupied - non-jumbo	299,142	301,172
1-4 family non-owner occupied	176,950	173,816
1-4 family - 2nd lien	133,947	116,032
Resort lending	31,136	35,616
Total mortgage	1,516,726	1,485,872
Installment		
Boat lending	264,341	268,648
Recreational vehicle lending	224,537	251,852
Other	95,857	104,798
Total installment	584,735	625,298
Total loans	4,038,825	3,790,901
Allowance for credit losses	(59,379)	(54,658)
Net Loans	$3,979,446	$3,736,243

Loans include net deferred loan costs of $24.4 million and $25.3 million at December 31, 2024 and 2023, respectively.

During 2024, we sold $20.8 million of portfolio residential fixed rate and adjustable rate mortgage loans servicing retained and recognized a gain on sale of $0.42 million. During 2023, we sold $56.7 million of portfolio residential fixed and adjustable rate mortgage loans servicing retained and recognized a loss on sale of $0.14 million. During 2022, we sold $63.0 million of portfolio residential fixed and adjustable rate mortgage loans servicing retained and recognized a gain on sale of $0.55 million. These loan sale transactions were done primarily for asset/liability management purposes.

An analysis of the ACL by portfolio segment for the years ended December 31 follows:

	Commercial	Mortgage	Installment	Subjective Allocation	Total
		(In thousands)			
2024					
Balance at beginning of period	$16,724	$21,386	$ 4,126	$12,422	$54,658
Additions (deductions)					
Provision for credit losses	5,903	922	65	(1,272)	5,618
Recoveries credited to allowance	249	309	2,153	—	2,711
Loans charged against the allowance	(4)	(300)	(3,304)	—	(3,608)
Balance at end of period	$22,872	$22,317	$ 3,040	$11,150	$59,379

	Commercial	Mortgage	Installment	Subjective Allocation	Total
			(In thousands)		
2023					
Balance at beginning of period	$13,817	$21,633	$ 4,290	$12,695	$52,435
Additions (deductions)					
Provision for credit losses	3,430	(445)	509	(273)	3,221
Recoveries credited to allowance.	531	352	1,915	—	2,798
Loans charged against the allowance.	(1,054)	(154)	(2,588)	—	(3,796)
Balance at end of period	$16,724	$21,386	$ 4,126	$12,422	$54,658
2022					
Balance at beginning of period	$11,519	$19,221	$ 3,749	$12,763	$47,252
Additions (deductions)					
Provision for credit losses	1,845	2,047	1,349	(68)	5,173
Recoveries credited to allowance.	453	435	1,608	—	2,496
Loans charged against the allowance.	—	(70)	(2,416)	—	(2,486)
Balance at end of period	$13,817	$21,633	$ 4,290	$12,695	$52,435

The allocation of the ACL by portfolio segment at December 31 follows:

	2024		2023	
	Allowance for Credit Losses Amount	Percent of Loans to Total Portfolio Loans	Allowance for Credit Losses Amount	Percent of Loans to Total Portfolio Loans
	(Dollars in thousands)			
Commercial	$22,872	48.0%	$16,724	44.3%
Mortgage	22,317	37.5	21,386	39.2
Installment	3,040	14.5	4,126	16.5
Subjective allocation	11,150	—	12,422	—
Total	$59,379	100.0%	$54,658	100.0%

Loans on non-accrual status and past due more than 90 days ("Non-performing Loans") at December 31 follow:

	Non-Accrual with no Allowance for Credit Loss	Non-Accrual with an Allowance for Credit Loss	Total Non-Accrual	90+ and Still Accruing	Total Non-Performing Loans
			(In thousands)		
2024					
Commercial					
Commercial and industrial[1]	$ —	$ 49	$ 49	$ —	$ 49
Commercial real estate	—	—	—	—	—
Mortgage					
1-4 family owner occupied - jumbo.	1,480	—	1,480	—	1,480
1-4 family owner occupied - non-jumbo[2] . . .	1,929	496	2,425	—	2,425
1-4 family non-owner occupied	—	157	157	—	157
1-4 family - 2nd lien.	246	769	1,015	—	1,015
Resort lending	—	143	143	—	143
Installment					
Boat lending	—	209	209	—	209
Recreational vehicle lending.	—	377	377	—	377
Other	—	147	147	—	147
Total.	$3,655	$2,347	$6,002	$ —	$6,002
Accrued interest excluded from total	$ —	$ —	$ —	$ —	$ —
2023					
Commercial					
Commercial and industrial[1]	$ —	$ 7	$ 7	$ —	$ 7
Commercial real estate	—	—	—	—	—
Mortgage					
1-4 family owner occupied - jumbo.	544	—	544	—	544
1-4 family owner occupied - non-jumbo[2] . . .	575	1,655	2,230	432	2,662
1-4 family non-owner occupied	—	282	282	—	282
1-4 family - 2nd lien.	—	624	624	—	624
Resort lending	—	143	143	—	143
Installment					
Boat lending	—	352	352	—	352
Recreational vehicle lending.	—	419	419	—	419
Other	—	199	199	—	199
Total.	$1,119	$3,681	$4,800	$432	$5,232
Accrued interest excluded from total	$ —	$ —	$ —	$ —	$ —

---

(1) Non-performing commercial and industrial loans exclude $0.005 million and $0.021 million of government guaranteed loans at December 31, 2024 and 2023, respectively.

(2) Non-performing 1-4 family owner occupied – non jumbo loans exclude $1.785 million and $2.170 million of government guaranteed loans at December 31, 2024 and 2023, respectively.

If non-performing loans had continued to accrue interest in accordance with their original terms, approximately $0.3 million, $0.3 million and $0.2 million of interest income would have been recognized in each of the years ended 2024, 2023 and 2022, respectively. Interest income recorded on these loans was approximately zero during each of the years ended 2024, 2023 and 2022.

The following table provides collateral information by class of loan for collateral-dependent loans with a specific reserve. A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and the repayment is expected to be provided substantially through the operation or sale of collateral.

The amortized cost of collateral-dependent loans by class at December 31, follows:

	Collateral Type		Allowance for Credit Losses
	Real Estate	Other	
	(In thousands)		
2024			
Commercial			
Commercial and industrial.	$ 686	$5,166	$1,647
Commercial real estate	817	—	3
Mortgage			
1-4 family owner occupied - jumbo	1,480	—	—
1-4 family owner occupied - non-jumbo	2,903	—	347
1-4 family non-owner occupied	—	—	—
1-4 family - 2nd lien	510	—	94
Resort lending	143	—	51
Installment			
Boat lending.	—	87	31
Recreational vehicle lending	—	266	94
Other.	—	92	33
Total	$6,539	$5,611	$2,300
Accrued interest excluded from total	$ 5	$ 34	
2023			
Commercial			
Commercial and industrial.	$ 565	$ 232	$ 224
Commercial real estate	—	—	—
Mortgage			
1-4 family owner occupied - jumbo	544	—	—
1-4 family owner occupied - non-jumbo	2,243	—	504
1-4 family non-owner occupied	211	—	178
1-4 family - 2nd lien	244	—	87
Resort lending	143	—	51
Installment			
Boat lending.	—	297	105
Recreational vehicle lending	—	303	107
Other.	—	102	36
Total	$3,950	$ 934	$1,292
Accrued interest excluded from total	$ 1	$ —	

An aging analysis of loans by class at December 31 follows:

	Loans Past Due				Loans not Past Due	Total Loans
	30-59 days	60-89 days	90+ days	Total		
			(In thousands)			
2024						
Commercial						
Commercial and industrial	$ 78	$ —	$ 54	$ 132	$1,001,197	$1,001,329
Commercial real estate	—	—	—	—	936,035	936,035
Mortgage						
1-4 family owner occupied - jumbo	755	664	1,480	2,899	872,652	875,551
1-4 family owner occupied - non-jumbo. .	3,395	1,653	1,201	6,249	292,893	299,142
1-4 family non-owner occupied.	329	—	—	329	176,621	176,950
1-4 family - 2nd lien	648	66	345	1,059	132,888	133,947
Resort lending.	—	—	143	143	30,993	31,136
Installment						
Boat lending	281	99	87	467	263,874	264,341
Recreational vehicle lending	622	395	190	1,207	223,330	224,537
Other	231	158	25	414	95,443	95,857
Total	$6,339	$3,035	$3,525	$12,899	$4,025,926	$4,038,825
Accrued interest excluded from total	$ 65	$ 44	$ —	$ 109	$ 13,352	$ 13,461
2023						
Commercial						
Commercial and industrial	$ —	$ —	$ 28	$ 28	$ 810,117	$ 810,145
Commercial real estate	—	—	—	—	869,586	869,586
Mortgage						
1-4 family owner occupied - jumbo	—	—	544	544	858,692	859,236
1-4 family owner occupied - non-jumbo. .	1,763	742	1,431	3,936	297,236	301,172
1-4 family non-owner occupied.	215	64	158	437	173,379	173,816
1-4 family - 2nd lien	241	139	215	595	115,437	116,032
Resort lending.	—	50	143	193	35,423	35,616
Installment						
Boat lending	320	16	261	597	268,051	268,648
Recreational vehicle lending	414	35	280	729	251,123	251,852
Other	313	86	54	453	104,345	104,798
Total	$3,266	$1,132	$3,114	$ 7,512	$3,783,389	$3,790,901
Accrued interest excluded from total	$ 31	$ 17	$ —	$ 48	$ 12,452	$ 12,500

For the year ended December 31, 2024 there were five mortgage - 1-4 family owner occupied - non-jumbo loans and one mortgage 1-4 family - 2nd lien loan modified as troubled loan modifications totaling $0.51 million (0.1% of the total loan class) and $0.07 million (0.1% of the total loan class), respectively. All of the troubled loan modifications during the year ended December 31, 2024 involved term extensions and added a weighted average 7.1 years to the life of the loans.

One of the mortgage - 1-4 family owner occupied - non-jumbo loans modified during the year ended December 31, 2024 also received a 3.625% interest rate reduction.

Of the loans modified during the year ended December 31, 2024, two are on non-accrual status totaling $0.3 million. For the year ended December 31, 2023, there were no troubled loan modifications or subsequent defaults.

A loan is generally considered to be in payment default once it is 90 days contractually past due under the modified terms for commercial loans and installment loans and when four consecutive payments are missed for mortgage loans.

In order to determine whether a borrower is experiencing financial difficulty, we perform an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under our internal underwriting policy.

Credit Quality Indicators – As part of our on-going monitoring of the credit quality of our loan portfolios, we track certain credit quality indicators including (a) risk grade of commercial loans, (b) the level of classified commercial loans, (c) credit scores of mortgage and installment loan borrowers, and (d) delinquency history and non-performing loans.

For commercial loans, we use a loan rating system that is similar to those employed by state and federal banking regulators. Loans are graded on a scale of 1 to 12. A description of the general characteristics of the ratings follows:

Rating 1 through 6: These loans are generally referred to as our "non-watch" commercial credits that include very high or exceptional credit fundamentals through acceptable credit fundamentals.

Rating 7 and 8: These loans are generally referred to as our "watch" commercial credits. These ratings include loans to borrowers that exhibit potential credit weakness or downward trends. If not checked or cured these trends could weaken our asset or credit position. While potentially weak, no loss of principal or interest is envisioned with these ratings.

Rating 9: These loans are generally referred to as our "substandard accruing" commercial credits. This rating includes loans to borrowers that exhibit a well-defined weakness where payment default is probable and loss is possible if deficiencies are not corrected. Generally, loans with this rating are considered collectible as to both principal and interest primarily due to collateral coverage.

Rating 10 and 11: These loans are generally referred to as our "substandard - non-accrual" and "doubtful" commercial credits. These ratings include loans to borrowers with weaknesses that make collection of the loan in full, on the basis of current facts, conditions and values at best questionable and at worst improbable. All of these loans are placed in non-accrual.

Rating 12: These loans are generally referred to as our "loss" commercial credits. This rating includes loans to borrowers that are deemed incapable of repayment and are charged-off.

The following tables summarize loan ratings by loan class for our commercial loan portfolio segment at December 31:

	Commercial							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
	(In thousands)							
December 31, 2024								
Commercial and industrial								
Non-watch (1-6)	$183,261	$137,270	$142,630	$ 71,225	$ 72,928	$106,086	$242,573	$ 955,973
Watch (7-8)	10,348	3,055	1,251	9,002	5,636	336	2,104	31,732
Substandard Accrual (9)	2,693	2,052	1,642	2,208	267	195	4,513	13,570
Non-Accrual (10-11)	—	—	—	47	—	7	—	54
Total	$196,302	$142,377	$145,523	$ 82,482	$ 78,831	$106,624	$249,190	$1,001,329
Accrued interest excluded from total	$ 612	$ 478	$ 361	$ 217	$ 342	$ 341	$ 959	$ 3,310
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 4	$ —	$ 4
Commercial real estate								
Non-watch (1-6)	$142,154	$236,390	$153,321	$ 75,053	$ 49,969	$166,966	$ 72,879	$ 896,732
Watch (7-8)	—	—	16,007	—	—	4,400	18,079	38,486
Substandard Accrual (9)	—	—	—	135	—	682	—	817
Non-Accrual (10-11)	—	—	—	—	—	—	—	—
Total	$142,154	$236,390	$169,328	$ 75,188	$ 49,969	$172,048	$ 90,958	$ 936,035
Accrued interest excluded from total	$ 608	$ 632	$ 628	$ 166	$ 131	$ 658	$ 363	$ 3,186
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total Commercial								
Non-watch (1-6)	$325,415	$373,660	$295,951	$146,278	$122,897	$273,052	$315,452	$1,852,705
Watch (7-8)	10,348	3,055	17,258	9,002	5,636	4,736	20,183	70,218
Substandard Accrual (9)	2,693	2,052	1,642	2,343	267	877	4,513	14,387
Non-Accrual (10-11)	—	—	—	47	—	7	—	54
Total	$338,456	$378,767	$314,851	$157,670	$128,800	$278,672	$340,148	$1,937,364
Accrued interest excluded from total	$ 1,220	$ 1,110	$ 989	$ 383	$ 473	$ 999	$ 1,322	$ 6,496
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 4	$ —	$ 4

	Commercial							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
December 31, 2023								
Commercial and industrial								
Non-watch (1-6)	$110,472	$152,715	$ 70,081	$47,644	$ 42,576	$ 97,960	$260,634	$ 782,082
Watch (7-8)	96	5,239	964	2,580	4,173	2,277	11,938	27,267
Substandard Accrual (9)	—	—	547	—	21	4	196	768
Non-Accrual (10-11)	—	—	—	—	—	28	—	28
Total	$110,568	$157,954	$ 71,592	$50,224	$ 46,770	$100,269	$272,768	$ 810,145
Accrued interest excluded from total	$ 239	$ 438	$ 132	$ 128	$ 120	$ 326	$ 1,327	$ 2,710
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 69	$ 25	$ 94
Commercial real estate								
Non-watch (1-6)	$202,576	$169,230	$131,428	$29,684	$ 78,706	$176,265	$ 73,852	$ 861,741
Watch (7-8)	—	—	—	—	2,322	5,523	—	7,845
Substandard Accrual (9)	—	—	—	—	—	—	—	—
Non-Accrual (10-11)	—	—	—	—	—	—	—	—
Total	$202,576	$169,230	$131,428	$29,684	$ 81,028	$181,788	$ 73,852	$ 869,586
Accrued interest excluded from total	$ 548	$ 685	$ 431	$ 73	$ 347	$ 661	$ 288	$ 3,033
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ 960	$ —	$ —	$ 960
Total Commercial								
Non-watch (1-6)	$313,048	$321,945	$201,509	$77,328	$121,282	$274,225	$334,486	$1,643,823
Watch (7-8)	96	5,239	964	2,580	6,495	7,800	11,938	35,112
Substandard Accrual (9)	—	—	547	—	21	4	196	768
Non-Accrual (10-11)	—	—	—	—	—	28	—	28
Total	$313,144	$327,184	$203,020	$79,908	$127,798	$282,057	$346,620	$1,679,731
Accrued interest excluded from total	$ 787	$ 1,123	$ 563	$ 201	$ 467	$ 987	$ 1,615	$ 5,743
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ 960	$ 69	$ 25	$ 1,054

For each of our mortgage and installment portfolio segment classes we generally monitor credit quality based on the credit scores of the borrowers. These credit scores are generally updated semi-annually. The following tables summarize credit scores by loan class for our mortgage and installment loan portfolio segments at December 31:

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
	(In thousands)							
December 31, 2024								
1-4 family owner occupied - jumbo								
800 and above	$ 5,009	$12,192	$ 37,147	$ 51,242	$ 22,126	$14,291	$ —	$142,007
750-799	33,118	43,013	106,378	194,725	58,703	35,103	1,275	472,315
700-749	13,981	13,602	40,219	68,687	17,552	11,669	450	166,160
650-699	4,537	10,286	19,366	15,736	6,937	6,555	1,500	64,917
600-649	—	2,265	9,528	1,636	2,288	4,619	—	20,336
550-599	746	—	2,414	1,086	2,803	—	—	7,049
500-549	—	—	—	—	900	664	—	1,564
Under 500	—	485	—	—	—	718	—	1,203
Unknown	—	—	—	—	—	—	—	—
Total	$57,391	$81,843	$215,052	$333,112	$111,309	$73,619	$ 3,225	$875,551
Accrued interest excluded from total	$ 264	$ 377	$ 634	$ 712	$ 264	$ 238	$ 31	$ 2,520
Current period gross charge-offs	$ —	$ —	$ 22	$ —	$ —	$ —	$ —	$ 22
1-4 family owner occupied - non-jumbo								
800 and above	$ 1,919	$ 2,113	$ 14,018	$ 8,928	$ 3,089	$ 9,138	$ 4,066	$ 43,271
750-799	12,472	10,604	26,405	21,548	14,028	23,586	10,429	119,072
700-749	7,927	7,110	12,810	9,598	5,492	21,692	4,231	68,860
650-699	8,258	2,758	5,586	4,885	2,262	12,820	1,848	38,417
600-649	682	126	1,001	762	2,459	6,757	180	11,967
550-599	—	213	365	794	996	3,438	40	5,846
500-549	87	—	1,523	948	278	5,780	—	8,616
Under 500	—	—	—	98	652	2,343	—	3,093
Unknown	—	—	—	—	—	—	—	—
Total	$31,345	$22,924	$ 61,708	$ 47,561	$ 29,256	$85,554	$20,794	$299,142
Accrued interest excluded from total	$ 105	$ 139	$ 195	$ 113	$ 77	$ 368	$ 163	$ 1,160
Current period gross charge-offs	$ —	$ —	$ —	$ 23	$ —	$ 22	$ —	$ 45

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
	(In thousands)							
1-4 family non-owner occupied								
800 and above	$ 4,122	$ 1,557	$ 7,468	$12,757	$ 4,204	$ 6,975	$ 897	$ 37,980
750-799	11,433	12,831	15,929	25,543	9,920	16,439	2,539	94,634
700-749	3,372	3,218	6,289	6,401	1,308	6,131	2,072	28,791
650-699	1,016	431	297	4,115	2,552	3,560	332	12,303
600-649	—	—	—	—	410	930	108	1,448
550-599	—	38	—	—	—	919	—	957
500-549	—	—	369	51	—	221	—	641
Under 500	—	—	—	—	—	196	—	196
Unknown	—	—	—	—	—	—	—	—
Total	$19,943	$18,075	$30,352	$48,867	$18,394	$35,371	$ 5,948	$176,950
Accrued interest excluded from total	$ 84	$ 85	$ 119	$ 134	$ 48	$ 166	$ 44	$ 680
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 158	$ —	$ 158
1-4 family - 2nd lien								
800 and above	$ 751	$ 249	$ 219	$ 185	$ 1,161	$ 859	$12,245	$ 15,669
750-799	3,209	2,717	2,290	3,065	1,604	3,825	44,896	61,606
700-749	1,358	942	1,898	1,239	932	2,123	26,687	35,179
650-699	268	450	655	313	251	1,385	10,979	14,301
600-649	—	39	204	197	328	769	2,084	3,621
550-599	—	297	37	51	—	357	512	1,254
500-549	—	59	101	95	—	768	919	1,942
Under 500	—	—	20	—	—	350	5	375
Unknown	—	—	—	—	—	—	—	—
Total	$ 5,586	$ 4,753	$ 5,424	$ 5,145	$ 4,276	$10,436	$98,327	$133,947
Accrued interest excluded from total	$ 19	$ 23	$ 18	$ 11	$ 13	$ 42	$ 720	$ 846
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 3	$ 22	$ 25

	Mortgage - continued[1]						Revolving Loans Amortized Cost Basis	Total
	Term Loans Amortized Cost Basis by Origination Year							
	2024	2023	2022	2021	2020	Prior		
	(In thousands)							
December 31, 2024								
Resort lending								
800 and above	$ —	$ —	$ —	$ 534	$ —	$ 4,079	$ —	$ 4,613
750-799	—	39	639	740	724	12,845	—	14,987
700-749	—	—	268	—	212	4,851	—	5,331
650-699	—	—	—	—	354	4,622	—	4,976
600-649	—	—	—	—	—	1,051	—	1,051
550-599	—	—	—	—	—	92	—	92
500-549	—	—	—	—	—	86	—	86
Under 500	—	—	—	—	—	—	—	—
Unknown	—	—	—	—	—	—	—	—
Total	$ —	$ 39	$ 907	$ 1,274	$ 1,290	$ 27,626	$ —	$ 31,136
Accrued interest excluded from total	$ —	$ —	$ 4	$ 3	$ 4	$ 140	$ —	$ 151
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 50	$ —	$ 50
Total Mortgage								
800 and above	$ 11,801	$ 16,111	$ 58,852	$ 73,646	$ 30,580	$ 35,342	$ 17,208	$ 243,540
750-799	60,232	69,204	151,641	245,621	84,979	91,798	59,139	762,614
700-749	26,638	24,872	61,484	85,925	25,496	46,466	33,440	304,321
650-699	14,079	13,925	25,904	25,049	12,356	28,942	14,659	134,914
600-649	682	2,430	10,733	2,595	5,485	14,126	2,372	38,423
550-599	746	548	2,816	1,931	3,799	4,806	552	15,198
500-549	87	59	1,993	1,094	1,178	7,519	919	12,849
Under 500	—	485	20	98	652	3,607	5	4,867
Unknown	—	—	—	—	—	—	—	—
Total	$114,265	$127,634	$313,443	$435,959	$164,525	$232,606	$128,294	$1,516,726
Accrued interest excluded from total	$ 472	$ 624	$ 970	$ 973	$ 406	$ 954	$ 958	$ 5,357
Current period gross charge-offs	$ —	$ —	$ 22	$ 23	$ —	$ 233	$ 22	$ 300

	Mortgage[1]						Revolving Loans Amortized Cost Basis	Total
	Term Loans Amortized Cost Basis by Origination Year							
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
December 31, 2023								
1-4 family owner occupied - jumbo								
800 and above	$ 6,299	$ 30,789	$ 63,377	$ 17,672	$ 4,503	$ 8,813	$ 1,084	$132,537
750-799	42,726	117,454	193,587	61,986	24,288	14,836	1,586	456,463
700-749	14,965	51,991	66,597	25,170	4,738	11,768	1,500	176,729
650-699	11,274	13,804	24,648	12,949	2,142	5,881	—	70,698
600-649	1,638	7,815	2,486	505	3,198	2,592	—	18,234
550-599	—	—	527	1,908	—	—	—	2,435
500-549	—	544	—	923	—	673	—	2,140
Under 500	—	—	—	—	—	—	—	—
Unknown	—	—	—	—	—	—	—	—
Total	$76,902	$222,397	$351,222	$121,113	$38,869	$44,563	$ 4,170	$859,236
Accrued interest excluded from total	$ 329	$ 669	$ 785	$ 299	$ 107	$ 156	$ 30	$ 2,375
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1-4 family owner occupied - non-jumbo								
800 and above	$ 2,280	$ 10,083	$ 7,780	$ 5,425	$ 2,802	$ 9,130	$ 3,029	$ 40,529
750-799	13,233	32,729	21,664	12,306	5,954	19,852	8,462	114,200
700-749	11,696	18,133	11,661	8,136	3,280	20,042	4,482	77,430
650-699	9,576	5,717	4,606	2,524	2,393	12,369	1,500	38,685
600-649	136	1,334	1,694	833	1,096	6,415	84	11,592
550-599	188	624	71	1,705	557	5,390	65	8,600
500-549	—	—	1,335	998	413	4,077	—	6,823
Under 500	—	311	462	272	518	1,750	—	3,313
Unknown	—	—	—	—	—	—	—	—
Total	$37,109	$ 68,931	$ 49,273	$ 32,199	$17,013	$79,025	$17,622	$301,172
Accrued interest excluded from total	$ 153	$ 235	$ 119	$ 78	$ 56	$ 331	$ 139	$ 1,111
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 29	$ —	$ 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Mortgage[1]						Revolving Loans Amortized Cost Basis	Total
	Term Loans Amortized Cost Basis by Origination Year							
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
1-4 family non-owner occupied								
800 and above	$ 2,320	$ 6,026	$12,338	$ 3,474	$ 3,048	$ 6,030	$ 1,199	$ 34,435
750-799	10,937	16,635	28,051	11,545	6,709	13,400	3,498	90,775
700-749	3,904	7,013	8,825	4,145	667	6,719	2,095	33,368
650-699	216	1,879	1,844	2,543	197	3,521	277	10,477
600-649	—	388	1,445	—	75	1,226	362	3,496
550-599	—	61	52	—	—	873	—	986
500-549	—	—	—	—	—	142	—	142
Under 500	—	—	—	—	—	137	—	137
Unknown	—	—	—	—	—	—	—	—
Total	$17,377	$32,002	$52,555	$21,707	$10,696	$32,048	$ 7,431	$173,816
Accrued interest excluded from total	$ 77	$ 125	$ 149	$ 60	$ 35	$ 146	$ 62	$ 654
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1-4 family - 2nd lien								
800 and above	$ 537	$ 156	$ 703	$ 389	$ 159	$ 1,153	$ 9,817	$ 12,914
750-799	2,260	2,879	2,359	2,341	898	3,084	38,277	52,098
700-749	1,895	1,243	1,464	324	224	2,348	25,849	33,347
650-699	425	285	182	519	302	1,869	8,945	12,527
600-649	51	107	97	67	37	563	1,886	2,808
550-599	—	80	203	—	157	238	638	1,316
500-549	—	—	12	—	—	487	331	830
Under 500	—	19	—	—	77	61	35	192
Unknown	—	—	—	—	—	—	—	—
Total	$ 5,168	$ 4,769	$ 5,020	$ 3,640	$ 1,854	$ 9,803	$85,778	$116,032
Accrued interest excluded from total	$ 19	$ 14	$ 10	$ 7	$ 6	$ 41	$ 707	$ 804
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 5	$ —	$ 5

	Mortgage - continued[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
				(In thousands)				
December 31, 2023								
Resort lending								
800 and above . .	$ —	$ —	$ 99	$ —	$ —	$ 5,643	$ —	$ 5,742
750-799	41	817	910	858	179	12,649	—	15,454
700-749	—	108	871	111	—	5,439	—	6,529
650-699	—	—	—	316	—	6,219	—	6,535
600-649	—	—	—	49	—	844	—	893
550-599	—	—	—	—	—	267	—	267
500-549	—	—	—	—	—	59	—	59
Under 500	—	—	—	—	—	137	—	137
Unknown	—	—	—	—	—	—	—	—
Total	$ 41	$ 925	$ 1,880	$ 1,334	$ 179	$ 31,257	$ —	$ 35,616
Accrued interest excluded from total	$ —	$ 4	$ 3	$ 4	$ —	$ 142	$ —	$ 153
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 120	$ —	$ 120
Total Mortgage								
800 and above . .	$ 11,436	$ 47,054	$ 84,297	$ 26,960	$10,512	$ 30,769	$ 15,129	$ 226,157
750-799	69,197	170,514	246,571	89,036	38,028	63,821	51,823	728,990
700-749	32,460	78,488	89,418	37,886	8,909	46,316	33,926	327,403
650-699	21,491	21,685	31,280	18,851	5,034	29,859	10,722	138,922
600-649	1,825	9,644	5,722	1,454	4,406	11,640	2,332	37,023
550-599	188	765	853	3,613	714	6,768	703	13,604
500-549	—	544	1,347	1,921	413	5,438	331	9,994
Under 500	—	330	462	272	595	2,085	35	3,779
Unknown	—	—	—	—	—	—	—	—
Total	$136,597	$329,024	$459,950	$179,993	$68,611	$196,696	$115,001	$1,485,872
Accrued interest excluded from total	$ 578	$ 1,047	$ 1,066	$ 448	$ 204	$ 816	$ 938	$ 5,097
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 154	$ —	$ 154

(1) Credit scores have been updated within the last twelve months.

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2024	2023	2022	2021	2020	Prior	Total
	(In thousands)						
December 31, 2024							
Boat lending							
800 and above	$ 6,125	$ 6,702	$ 8,231	$ 7,492	$ 3,512	$ 9,079	$ 41,141
750-799	26,320	29,173	28,608	24,858	11,604	26,792	147,355
700-749	11,397	9,487	11,342	9,807	4,177	9,137	55,347
650-699	2,722	2,888	2,516	2,419	1,191	3,111	14,847
600-649	504	438	1,104	364	148	775	3,333
550-599	—	215	464	394	76	301	1,450
500-549	27	—	135	199	140	238	739
Under 500	—	35	14	—	—	80	129
Unknown	—	—	—	—	—	—	—
Total	$47,095	$48,938	$52,414	$45,533	$20,848	$49,513	$264,341
Accrued interest excluded from total	$ 179	$ 178	$ 124	$ 104	$ 50	$ 101	$ 736
Current period gross charge-offs	$ 8	$ 8	$ 71	$ 8	$ 49	$ 55	$ 199
Recreational vehicle lending							
800 and above	$ 1,365	$ 4,270	$11,721	$ 9,776	$ 3,382	$ 7,262	$ 37,776
750-799	10,528	11,173	33,140	32,266	9,398	14,656	111,161
700-749	5,402	5,230	14,093	15,336	4,177	5,500	49,738
650-699	965	1,949	4,278	5,357	1,249	1,836	15,634
600-649	268	697	1,213	2,364	407	502	5,451
550-599	41	183	443	1,075	135	415	2,292
500-549	50	172	638	745	161	207	1,973
Under 500	—	67	156	207	19	63	512
Unknown	—	—	—	—	—	—	—
Total	$18,619	$23,741	$65,682	$67,126	$18,928	$30,441	$224,537
Accrued interest excluded from total	$ 69	$ 89	$ 156	$ 154	$ 41	$ 67	$ 576
Current period gross charge-offs	$ —	$ 42	$ 321	$ 419	$ 42	$ 110	$ 934

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2024	2023	2022	2021	2020	Prior	Total
	(In thousands)						
Other							
800 and above..................	$ 1,342	$ 1,323	$ 1,788	$ 938	$ 639	$ 831	$ 6,861
750-799......................	9,938	8,029	7,208	4,732	2,013	4,375	36,295
700-749......................	14,512	4,941	4,232	2,829	1,292	3,278	31,084
650-699......................	10,551	1,633	1,689	979	430	1,293	16,575
600-649......................	537	476	522	294	59	418	2,306
550-599......................	80	211	271	210	21	210	1,003
500-549......................	—	149	301	229	92	93	864
Under 500....................	11	17	58	49	3	50	188
Unknown.....................	681	—	—	—	—	—	681
Total......................	$ 37,652	$16,779	$ 16,069	$ 10,260	$ 4,549	$10,548	$ 95,857
Accrued interest excluded from total..	$ 96	$ 65	$ 40	$ 22	$ 10	$ 63	$ 296
Current period gross charge-offs	$ 1,829	$ 98	$ 106	$ 27	$ 8	$ 103	$ 2,171
Total installment							
800 and above..................	$ 8,832	$12,295	$ 21,740	$ 18,206	$ 7,533	$17,172	$ 85,778
750-799......................	46,786	48,375	68,956	61,856	23,015	45,823	294,811
700-749......................	31,311	19,658	29,667	27,972	9,646	17,915	136,169
650-699......................	14,238	6,470	8,483	8,755	2,870	6,240	47,056
600-649......................	1,309	1,611	2,839	3,022	614	1,695	11,090
550-599......................	121	609	1,178	1,679	232	926	4,745
500-549......................	77	321	1,074	1,173	393	538	3,576
Under 500....................	11	119	228	256	22	193	829
Unknown.....................	681	—	—	—	—	—	681
Total......................	$103,366	$89,458	$134,165	$122,919	$44,325	$90,502	$584,735
Accrued interest excluded from total..	$ 344	$ 332	$ 320	$ 280	$ 101	$ 231	$ 1,608
Current period gross charge-offs	$ 1,837	$ 148	$ 498	$ 454	$ 99	$ 268	$ 3,304

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2023	2022	2021	2020	2019	Prior	Total
	(In thousands)						
December 31, 2023							
Boat lending							
800 and above..................	$ 6,110	$ 8,150	$ 8,250	$ 3,612	$ 4,061	$ 7,665	$ 37,848
750-799.......................	34,174	35,921	29,665	16,329	13,173	21,432	150,694
700-749.......................	15,593	15,042	11,859	4,481	4,757	7,279	59,011
650-699.......................	3,652	3,029	4,277	1,545	1,237	2,842	16,582
600-649.......................	281	432	808	268	171	620	2,580
550-599.......................	85	344	229	139	108	335	1,240
500-549.......................	—	152	207	97	—	198	654
Under 500.....................	—	—	—	—	—	39	39
Unknown......................	—	—	—	—	—	—	—
Total.......................	$59,895	$63,070	$55,295	$26,471	$23,507	$40,410	$268,648
Accrued interest excluded from total..	$ 216	$ 154	$ 132	$ 63	$ 58	$ 91	$ 714
Current period gross charge-offs	$ —	$ 53	$ —	$ —	$ 15	$ 53	$ 121
Recreational vehicle lending							
800 and above..................	$ 3,168	$10,759	$11,568	$ 3,484	$ 3,838	$ 5,482	$ 38,299
750-799.......................	15,677	41,037	39,113	13,025	8,415	11,934	129,201
700-749.......................	6,481	18,630	20,161	5,243	3,689	4,460	58,664
650-699.......................	2,524	5,108	6,073	1,706	936	1,157	17,504
600-649.......................	713	724	1,573	394	308	429	4,141
550-599.......................	90	304	973	71	249	383	2,070
500-549.......................	—	880	326	153	136	154	1,649
Under 500.....................	—	108	106	34	70	6	324
Unknown......................	—	—	—	—	—	—	—
Total.......................	$28,653	$77,550	$79,893	$24,110	$17,641	$24,005	$251,852
Accrued interest excluded from total..	$ 112	$ 201	$ 189	$ 56	$ 44	$ 53	$ 655
Current period gross charge-offs	$ 28	$ 122	$ 192	$ 32	$ 81	$ 11	$ 466
Other							
800 and above..................	$ 1,599	$ 1,673	$ 1,633	$ 897	$ 582	$ 756	$ 7,140
750-799.......................	11,782	11,017	6,600	3,557	1,622	4,077	38,655
700-749.......................	16,717	6,564	5,013	2,268	1,047	3,361	34,970
650-699.......................	12,483	2,997	1,494	627	266	1,390	19,257
600-649.......................	515	605	395	138	107	410	2,170
550-599.......................	49	329	294	35	53	176	936
500-549.......................	98	260	246	43	31	72	750
Under 500.....................	—	97	65	14	57	38	271
Unknown......................	649	—	—	—	—	—	649
Total.......................	$43,892	$23,542	$15,740	$ 7,579	$ 3,765	$10,280	$104,798
Accrued interest excluded from total..	$ 101	$ 62	$ 34	$ 17	$ 10	$ 67	$ 291
Current period gross charge-offs	$ 1,677	$ 104	$ 44	$ 17	$ 12	$ 147	$ 2,001

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Total**
	(In thousands)						
Total installment							
800 and above.................	$ 10,877	$ 20,582	$ 21,451	$ 7,993	$ 8,481	$13,903	$ 83,287
750-799......................	61,633	87,975	75,378	32,911	23,210	37,443	318,550
700-749......................	38,791	40,236	37,033	11,992	9,493	15,100	152,645
650-699......................	18,659	11,134	11,844	3,878	2,439	5,389	53,343
600-649.....................	1,509	1,761	2,776	800	586	1,459	8,891
550-599......................	224	977	1,496	245	410	894	4,246
500-549......................	98	1,292	779	293	167	424	3,053
Under 500....................	—	205	171	48	127	83	634
Unknown.....................	649	—	—	—	—	—	649
Total......................	$132,440	$164,162	$150,928	$58,160	$44,913	$74,695	$625,298
Accrued interest excluded from total..	$ 429	$ 417	$ 355	$ 136	$ 112	$ 211	$ 1,660
Current period gross charge-offs	$ 1,705	$ 279	$ 236	$ 49	$ 108	$ 211	$ 2,588

(1)   Credit scores have been updated within the last twelve months.

Mortgage loans serviced for others are not reported as assets on the Consolidated Statements of Financial Condition. The principal balances of these loans at December 31 follow:

	2024	**2023**
	(In thousands)	
Mortgage loans serviced for:		
Fannie Mae	$1,674,111	$1,772,030
Freddie Mac...	1,373,145	1,381,693
Ginnie Mae	146,363	161,899
FHLB	302,779	173,311
Other	47,347	52,936
Total	$3,543,745	$3,541,869

Custodial deposit accounts maintained in connection with mortgage loans serviced for others totaled $29.4 million and $28.6 million, at December 31, 2024 and 2023, respectively.

If we do not remain well capitalized for regulatory purposes (see note #20), meet certain minimum capital levels or certain profitability requirements or if we incur a rapid decline in net worth, we could lose our ability to sell and/or service loans to these investors. This could impact our ability to generate net gains on mortgage loans and generate servicing income. A forced liquidation of our servicing portfolio could also impact the value that could be recovered on this asset. Fannie Mae has the most stringent eligibility requirements covering capital levels, profitability and decline in net worth. Fannie Mae requires seller/servicers to be well capitalized for regulatory purposes. For the profitability requirement, we cannot record four or more consecutive quarterly losses and experience a 30% decline in net worth over the same period. Our net worth cannot decline by more than 25% in one quarter or more than 40% over two consecutive quarters.

An analysis of capitalized mortgage loan servicing rights for the years ended December 31 follows:

	2024	2023	2022
	(In thousands)		
Balance at beginning of period	$ 42,243	$ 42,489	$ 26,232
Originated servicing rights capitalized	4,020	3,956	6,061
Change in fair value due to price	4,540	(280)	14,272
Change in fair value due to pay downs	(4,007)	(3,922)	(4,076)
Balance at end of year	$ 46,796	$ 42,243	$ 42,489
Loans sold and serviced that have had servicing rights capitalized	$3,543,745	$3,541,869	$3,493,312

Fair value of capitalized mortgage loan servicing rights was determined using an average coupon rate of 4.13%, average servicing fee of 0.26%, average discount rate of 10.37% and an average Public Securities Association (''PSA'') prepayment rate of 125 for December 31, 2024; and average coupon rate of 3.89%, average servicing fee of 0.26%, average discount rate of 10.25% and an average PSA prepayment rate of 142 for December 31, 2023.

On December 5, 2024 we executed a letter of intent to sell a portion of our mortgage loan servicing rights to a third party. This sale closed on January 31, 2025 with the sale of approximately $935.3 million of mortgage loan servicing rights (26.4% of total servicing portfolio). This sale represents approximately $13.2 million (28.2%) of the total capitalized mortgage loan servicing right asset. While this transaction closed on January 31, 2025, we continued to service these loans under a sub-servicing arrangement through March 3, 2025, at which time servicing was transferred to the buyer. While there remains a customary hold back of final settlement funds of approximately $0.66 million relating to this transaction, we are not aware of any issues that will have a material impact on this final payment. Transaction expenses relating to this sale were approximately $0.5 million and will be expensed during the first quarter of 2025.

NOTE 5 – OTHER REAL ESTATE

A summary of other real estate activity for the years ended December 31 follows[1]:

	2024	2023	2022
	(In thousands)		
Balance at beginning of year, net of valuation allowance	$ 569	$ 443	$ 235
Loans transferred to other real estate	1,091	783	719
Sales of other real estate	(753)	(603)	(511)
Additions to valuation allowance charged to expense	(16)	(54)	—
Balance at end of year, net of valuation allowance	$ 891	$ 569	$ 443

---

(1) Table excludes other repossessed assets totaling $0.05 million and zero at December 31, 2024 and 2023, respectively.

We periodically review our real estate properties and establish valuation allowances on these properties if values have declined since the date of acquisition. An analysis of our valuation allowance for other real estate follows:

	2024	2023	2022
	(In thousands)		
Balance at beginning of year	$ —	$ —	$ 31
Additions charged to expense	16	54	—
Direct write-downs upon sale	(16)	(54)	(31)
Balance at end of year	$ —	$ —	$ —

At December 31, 2024 and 2023, the balance of other real estate includes $0.9 million and $0.6 million, respectively of foreclosed residential real estate properties. Retail mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements totaled $2.0 million and $0.6 million at December 31, 2024 and 2023, respectively.

Other real estate and repossessed assets totaling $0.9 million and $0.6 million at December 31, 2024 and 2023, respectively, are presented net of the valuation allowance on the Consolidated Statements of Financial Condition.

NOTE 6 – PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31 follows:

	2024	2023
	(In thousands)	
Land and land improvements	$ 16,329	$ 16,421
Buildings	64,103	61,190
Equipment	80,988	78,648
	161,420	156,259
Accumulated depreciation and amortization	(123,928)	(120,736)
Property and equipment, net	$ 37,492	$ 35,523

Depreciation expense was $5.2 million, $5.2 million and $5.3 million in 2024, 2023 and 2022, respectively.

NOTE 7 – GOODWILL AND OTHER INTANGIBLES

Intangible assets, net of amortization, at December 31 follows:

	2024		2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Amortized intangible assets - core deposits	$11,916	$10,428	$11,916	$9,912
Unamortized intangible assets - goodwill	$28,300		$28,300	

At December 31, 2024, the Bank (our reporting unit) had positive equity and elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the Bank exceeds its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the Bank exceeded its carrying value, resulting in no impairment.

Intangible amortization expense was $0.5 million, $0.5 million and $0.8 million during the years ended 2024, 2023 and 2022, respectively.

A summary of estimated core deposit intangible amortization at December 31, 2024, follows:

	(In thousands)
2025	$ 487
2026	460
2027	434
2028	107
Total	$1,488

NOTE 8 – DEPOSITS

A summary of interest expense on deposits for the years ended December 31 follows:

	2024	2023	2022
	(In thousands)		
Savings and interest-bearing checking	$28,047	$24,601	$ 6,078
Reciprocal	34,574	23,429	4,421
Time	24,135	13,766	1,902
Brokered time	5,938	13,279	1,750
Total	$92,694	$75,075	$14,151

Aggregate time deposits in denominations of $0.25 million or more amounted to $211.4 million and $176.6 million at December 31, 2024 and 2023, respectively.

A summary of the maturity of time deposits at December 31, 2024, follows[1]:

	(In thousands)
2025	$816,329
2026	22,633
2027	4,751
2028	2,198
2029	1,956
2030 and thereafter	36
Total	$847,903

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(1) Includes time deposits, brokered time deposits and reciprocal time deposits

Reciprocal deposits represent demand, money market and time deposits from our customers that have been placed through IntraFi Network. This service allows our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum.

A summary of reciprocal deposits at December 31 follows:

	2024	2023
	(In thousands)	
Demand	$797,181	$722,407
Money market	43	607
Time	109,807	109,006
Total	$907,031	$832,020

NOTE 9 – OTHER BORROWINGS

A summary of other borrowings at December 31 follows:

	2024	2023
	(In thousands)	
Advances from the FHLB	$45,000	$50,000
Other	9	26
Total	$45,009	$50,026

Borrowings with the FRB at both December 31, 2024 and 2023 were zero. Average borrowings with the FRB during the years ended December 31, 2024, 2023 and 2022 totaled $0.2 million, $4.5 million and $26.4 million, respectively. We had unused borrowing capacity with the FRB (subject to the FRB's credit requirements and policies) of $501.8 million at December 31, 2024. Collateral for FRB borrowings are certain securities AFS, securities HTM, commercial loans and installment loans. Interest expense on borrowings with the FRB amounted to $0.01 million, $0.19 million and $0.75 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Advances from the FHLB are secured by unencumbered qualifying mortgage and home equity loans with a market value equal to at least 125% to 165%, respectively, of outstanding advances as well as certain securities AFS, securities HTM and by the FHLB stock that we own. Unused borrowing capacity with the FHLB (subject to the FHLB's credit requirements and policies) was $1.08 billion at December 31, 2024. Interest expense on advances amounted to $2.0 million, $2.4 million and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. During 2024 we exercised a call option and terminated the $50.0 million fixed rate advance in the table below with no penalty.

As a member of the FHLB, we must own FHLB stock equal to the greater of 0.10% of total assets or 4.5% of our outstanding advances and certain loans sold to the FHLB. At December 31, 2024, we were in compliance with the FHLB stock ownership requirements.

The maturity dates, weighted average interest rates and contractually required repayments of FHLB advances at December 31 follow:

	2024		2023	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Fixed Rate Advances				
2025	$ —		$50,000	5.16%
Total fixed rate advances	—		50,000	5.16%
Variable Rate Advances				
2025	45,000	4.48%	—	
Total variable rate advances	45,000	4.48	—	
Total FHLB advances	$45,000	4.48%	$50,000	5.16%

Assets, consisting of securities AFS, securities HTM, FHLB stock and loans, pledged to secure other borrowings and unused borrowing capacity totaled $2.50 billion at December 31, 2024.

NOTE 10 – SUBORDINATED DEBT AND DEBENTURES

Subordinated Debt

In May 2020, we issued $40.0 million of fixed to floating subordinated notes with a ten year maturity (May 31, 2030 maturity date) and a five year call option. The initial coupon rate is 5.95% fixed for five years and then floats at the Secured Overnight Financing Rate ("SOFR") plus 5.825%. These notes are presented in the Consolidated Statement of Financial Condition under the caption "Subordinated debt" and the balances of $39.59 million and $39.51 million at December 31, 2024 and 2023, respectively are net of remaining unamortized deferred issuance costs of approximately $0.41 million and $0.49 million, respectively that are being amortized through the maturity date into interest expense on other borrowings and subordinated debt and debentures in our Consolidated Statement of Operations. We may redeem the notes, in whole or in part, on or after May 31, 2025, and may redeem the notes at any time in whole upon certain other events. Any redemption of the notes will be subject to prior regulatory approval to the extent required.

Subordinated Debentures

We have formed various special purpose entities (the "trusts") for the purpose of issuing trust preferred securities in either public or pooled offerings or in private placements. Independent Bank Corporation owns all of the common stock of each trust and has issued subordinated debentures to each trust in exchange for all of the proceeds from the issuance of the common stock and the trust preferred securities. Trust preferred securities totaling $38.6 million and $38.5 million at December 31, 2024 and 2023, respectively, qualified as Tier 1 regulatory capital.

These trusts are not consolidated with Independent Bank Corporation and accordingly, we report the common securities of the trusts held by us in accrued income and other assets and the subordinated debentures that we have issued to the trusts in the liability section of our Consolidated Statements of Financial Condition.

As the result of a previous acquisition we acquired TCSB Statutory Trust I as summarized in the tables below at a discount. The discount at acquisition totaled $1.4 million and is being amortized through its maturity date and is included in interest expense – other borrowings and subordinated debt and debentures in the Consolidated Statements of Operations.

Summary information regarding subordinated debentures as of December 31 follows:

| | | 2024 | | |
| | | Subordinated Debentures | Trust Preferred Securities Issued | Common Stock Issued |
Entity Name	Issue Date			
		(In thousands)		
IBC Capital Finance III.	May 2007	$12,372	$12,000	$ 372
IBC Capital Finance IV	September 2007	15,465	15,000	465
Midwest Guaranty Trust I	November 2002	7,732	7,500	232
TCSB Statutory Trust I	March 2005	5,155	5,000	155
Discount on TCSB Statutory Trust I		(928)	(928)	—
		$39,796	$38,572	$1,224

| | | 2023 | | |
| | | Subordinated Debentures | Trust Preferred Securities Issued | Common Stock Issued |
Entity Name	Issue Date			
		(In thousands)		
IBC Capital Finance III.	May 2007	$12,372	$12,000	$ 372
IBC Capital Finance IV	September 2007	15,465	15,000	465
Midwest Guaranty Trust I	November 2002	7,732	7,500	232
TCSB Statutory Trust I	March 2005	5,155	5,000	155
Discount on TCSB Statutory Trust I		(996)	(996)	—
		$39,728	$38,504	$1,224

Other key terms for the subordinated debentures and trust preferred securities that were outstanding at December 31, 2024 and 2023 follow:

Entity Name	Maturity Date	Interest Rate	First Permitted Redemption Date
IBC Capital Finance III.	July 30, 2037	3 month SOFR plus 1.86%	July 30, 2012
IBC Capital Finance IV	September 15, 2037	3 month SOFR plus 3.11%	September 15, 2012
Midwest Guaranty Trust I	November 7, 2032	3 month SOFR plus 3.71%	November 7, 2007
TCSB Statutory Trust I	March 17, 2035	3 month SOFR plus 2.46%	March 17, 2010

The subordinated debentures and trust preferred securities are cumulative and have a feature that permits us to defer distributions (payment of interest) from time to time for a period not to exceed 20 consecutive quarters. Interest is payable quarterly on each of the subordinated debentures and trust preferred securities and no distributions were deferred at December 31, 2024 and 2023.

We have the right to redeem the subordinated debentures and trust preferred securities (at par) in whole or in part from time to time on or after the first permitted redemption date specified above or upon the occurrence of specific events defined within the trust indenture agreements.

Distributions (payment of interest) on the trust preferred securities are included in interest expense – other borrowings and subordinated debt and debentures in the Consolidated Statements of Operations.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, we enter into financial instruments with off-balance sheet risk to meet the financing needs of customers or to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

A summary of financial instruments with off-balance sheet risk at December 31 follows:

	2024	2023
	(In thousands)	
Financial instruments whose risk is represented by contract amounts		
Commitments to extend credit.	$952,299	$881,697
Standby letters of credit.	13,026	11,651

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since commitments may expire without being drawn upon, the commitment amounts do not represent future cash requirements. Commitments are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

Standby letters of credit are written conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in such transactions is essentially the same as that involved in extending loan facilities and, accordingly, standby letters of credit are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities. The majority of the standby letters of credit are on-demand with no stated maturity date and have variable rates that range from 1.00% to 13.50%.

Economic

Pressures from various global and national macroeconomic conditions, including heightened inflation, uncertainty regarding future interest rates, foreign currency exchange rate fluctuations, recent adverse weather conditions, the continuation of the Russia-Ukraine war, ongoing conflict in the Middle East, and potential governmental responses to these events, continue to create significant economic uncertainty. In addition, pursuit of various initiatives announced by the new Trump administration may create some degree of volatility in our customers' businesses, regulation of the financial services industry, and the markets in which we operate.

The extent to which these pressures and other factors may impact our business, results of operations, asset valuations, financial condition, and customers will depend on future developments, which continue to be highly uncertain and difficult to predict. Material adverse impacts may include all or a combination of valuation impairments on our intangible assets, securities available for sale, securities held to maturity, loans, capitalized mortgage loan servicing rights or deferred tax assets.

We continue to closely monitor and analyze the higher risk segments within our portfolio, and senior management is cautiously optimistic that we are positioned to continue managing the impact of the varied set of risks and uncertainties currently impacting the global and U.S. economies. However, a high degree of uncertainty still exists with respect to the impact of these fluid macroeconomic conditions on the future performance of our loan portfolio and our financial results.

Litigation

We are involved in various litigation matters in the ordinary course of business. At the present time, we do not believe any of these matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote.

Visa Stock

On May 6, 2024, we exchanged 12,566 shares of Visa Inc. Class B-1 common stock (all of the Class B-1 shares we owned) for 2,493 shares of Visa Inc. Class C common stock and 6,283 shares of Visa Inc. Class B-2 common stock pursuant to an exchange offer conducted by Visa. Each Class C share automatically converts to 4 shares of Visa Inc. Class A common stock upon a transfer to anyone other than a Visa member or an affiliate of a Visa member. The Class B-2 shares have the same transfer restrictions as the transfer restrictions on the Class B-1 shares and can only be sold to other Class B shareholders.

Because of the very limited liquidity for the Class B-1 shares (prior to completion of the exchange offer) and uncertainty regarding the likelihood, ultimate timing, and eventual exchange rate for Class B-1 shares into Class A shares, we were carrying these shares at zero, representing cost basis less impairment. In light of the continued uncertainty regarding the likelihood, ultimate timing, and eventual exchange rate for Class B-2 shares into Class A shares, we are carrying the Class B-2 shares at zero, representing cost basis less impairment. However, given the current conversion ratio of 1.543 Class A shares for every 1 Class B-2 share and the closing price of Visa Class A shares on February 24, 2025 of $349.86 per share, our 6,283 Class B-2 shares would have a current "value" of approximately $3.4 million.

With the completion of the exchange, we recorded a gain related to the Class C shares of $2.677 million during the second quarter of 2024 based on the conversion privilege of those shares and the closing price of the Class A shares on May 3, 2024 (the exchange expiration date) of $268.49 per share. Subsequent to the exchange, we sold all 2,493 shares of our Class C shares for net proceeds of $2.685 million. We held no Class C shares at December 31, 2024.

As a condition to our participation in the exchange offer, we were required to enter into a Makewhole Agreement that will require us to reimburse Visa in certain circumstances if certain litigation in which Visa has been involved since 2008 results in damages significantly higher than Visa currently expects. Potential payments under the Makewhole Agreement are designed to equal the decline in value we would have experienced had we not participated in Visa's exchange offer. Based on the disclosures that have been made by Visa regarding the status of this litigation and other circumstances relating to the exchange offer and potential future, similar exchange offers, we believe the likelihood we will have to make any payments under the Makewhole Agreement is remote.

NOTE 12 – SHAREHOLDERS' EQUITY AND NET INCOME PER COMMON SHARE

Our Board of Directors authorized share repurchase plans to buy back up to 5% of our outstanding common stock during 2024, 2023 and 2022. We did not repurchase any shares pursuant to this authorization during 2024. During 2023 and 2022 repurchases were made through open market and negotiated transactions and totaled 298,601 and 181,586 shares of common stock, respectively for an aggregate purchase price of $5.2 million and $4.0 million, respectively.

A reconciliation of basic and diluted net income per common share for the years ended December 31 follows:

	2024	2023	2022
	(In thousands, except per share amounts)		
Net income	$66,790	$59,067	$63,351
Weighted average shares outstanding[1]	20,892	20,976	21,096
Stock units for deferred compensation plan for non-employee directors	180	160	137
Performance share units	31	23	25
Effect of stock options	3	11	38
Weighted average shares outstanding for calculation of diluted earnings per share	21,106	21,170	21,296
Net income per common share			
Basic[1]	$ 3.20	$ 2.82	$ 3.00
Diluted	$ 3.16	$ 2.79	$ 2.97

(1) Basic net income per common share includes weighted average common shares outstanding during the period and participating share awards.

Weighted average stock options outstanding that were not considered in computing diluted net income per common share because they were anti-dilutive were zero for each year ended 2024, 2023 and 2022, respectively.

NOTE 13 – INCOME TAX

The composition of income tax expense for the years ended December 31 follows:

	2024	2023	2022
	(In thousands)		
Current expense	$17,504	$14,394	$14,796
Deferred expense (benefit)	(1,248)	215	(359)
Income tax expense	$16,256	$14,609	$14,437

A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate of 21% for 2024, 2023 and 2022 to the income before income tax for the years ended December 31 follows:

	2024	2023	2022
	(In thousands)		
Statutory rate applied to income before income tax	$17,440	$15,472	$16,335
Tax-exempt income	(522)	(508)	(1,475)
Low income housing tax credit investments	(373)	(235)	(134)
Employee stock ownership plan dividends	(108)	(106)	(97)
Bank owned life insurance	(175)	(99)	(140)
Share-based compensation	(130)	(50)	(144)
Non-deductible meals, entertainment and memberships	83	77	30
Other, net	41	58	62
Income tax expense	$16,256	$14,609	$14,437

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow:

	2024	2023
	(In thousands)	
Deferred tax assets		
Unrealized loss on securities AFS	$13,105	$13,587
Allowance for credit losses	12,470	11,478
Unrealized loss on securities HTM transferred from AFS	3,396	4,095
Incentive compensation	2,052	1,174
Property and equipment	1,545	1,387
Lease liabilities	1,331	1,074
Reserve for unfunded lending commitments	1,078	1,156
Share-based compensation	861	824
Securities premium amortization	831	814
Deferred compensation	621	551
Unrealized loss on derivative financial instruments	551	—
Loss reimbursement on sold loans reserve	260	259
Other than temporary impairment charge on securities available for sale	146	146
Non accrual loan interest income	128	121
Gross deferred tax assets	38,375	36,666
Deferred tax liabilities		
Capitalized mortgage loan servicing rights	9,827	8,871
Deferred loan fees	2,245	2,271
Lease right of use asset	1,254	1,031
Purchase premiums, net	517	602
Unrealized gain on derivative financial instruments	—	47
Other	69	46
Gross deferred tax liabilities	13,912	12,868
Deferred tax assets, net[1]	$24,463	$23,798

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(1) Included in accrued income and other assets on the Consolidated Statements of Financial Position.

We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at both December 31, 2024 and 2023, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

Changes in unrecognized tax benefits for the years ended December 31 follow:

	2024	2023	2022
	(In thousands)		
Balance at beginning of year	$188	$186	$180
Additions based on tax positions related to the current year	18	13	13
Reductions due to the statute of limitations	(18)	(11)	(7)
Reductions due to settlements	—	—	—
Balance at end of year	$188	$188	$186

If recognized, the entire amount of unrecognized tax benefits, net of $0.04 million of federal tax on state benefits, would affect our effective tax rate. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. No amounts were expensed for interest and penalties for the years ended December 31, 2024, 2023 and 2022. No amounts were accrued for interest and penalties at December 31, 2024, 2023 and 2022. At December 31, 2024, U.S. Federal tax years 2021 through the present remain open to examination.

NOTE 14 – SHARE BASED COMPENSATION AND BENEFIT PLANS

We maintain share based payment plans that include a non-employee director stock purchase plan and a long-term incentive plan that permits the issuance of share based compensation, including stock options and non-vested share awards. The long-term incentive plan, which is shareholder approved, permits the grant of additional share based awards for up to 0.4 million shares of common stock as of December 31, 2024. The non-employee director stock purchase plan permits the issuance of additional share based payments for up to 0.1 million shares of common stock as of December 31, 2024. Share based awards and payments are measured at fair value at the date of grant and are expensed over the requisite service period. Common shares issued upon exercise of stock options come from currently authorized but unissued shares.

During 2024, 2023 and 2022 pursuant to our long-term incentive plan, we granted 0.09 million, 0.08 million and 0.06 million shares, respectively of restricted stock and 0.02 million during each year of performance stock units ("PSU"), to certain officers. The shares of restricted stock and PSUs generally cliff vest after a period of three years. The performance criteria of the PSUs is split evenly between a comparison of (i) our total shareholder return and (ii) our return on average assets each over the three year period starting on the grant date to these same criteria over that period to an index of our banking peers.

Our directors may elect to receive all or a portion of their cash retainer fees in the form of common stock (either on a current basis or on a deferred basis) pursuant to the non-employee director stock purchase plan referenced above. Shares equal in value to that portion of each director's fees that he or she has elected to receive in stock on a current basis are issued each quarter and vest immediately. Shares issued on a deferred basis are credited at the rate of 90% of the current fair value of our common stock and vest immediately. We issued 0.01 million, 0.02 million and 0.02 million shares to directors pursuant to this plan during each of the years ending 2024, 2023 and 2022, respectively and expensed their value during those same periods.

Total compensation expense recognized for grants pursuant to our long-term incentive plan was $2.1 million, $1.9 million and $1.8 million in 2024, 2023 and 2022, respectively. The corresponding tax benefit relating to this expense was $0.4 million, $0.4 million, and $0.4 million during each year, respectively. Total expense recognized for non-employee director share based payments was $0.2 million, $0.4 million, and $0.4 million for the years ending 2024, 2023 and 2022, respectively. The corresponding tax benefit relating to this expense was $0.05 million, $0.08 million and $0.08 million in 2024, 2023 and 2022, respectively.

At December 31, 2024, the total expected compensation cost related to non-vested restricted stock and PSUs not yet recognized was $2.7 million. The weighted-average period over which this amount will be recognized is 1.97 years.

A summary of outstanding stock option grants and related transactions follows:

	Number of Shares	Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value
				(In thousands)
Outstanding at January 1, 2024	11,724	$11.73		
Granted	—			
Exercised	(6,141)	10.18		
Forfeited	—			
Expired	—			
Outstanding at December 31, 2024	5,583	$13.43	2.14	$119
Vested and expected to vest at December 31, 2024	5,583	$13.43	2.14	$119
Exercisable at December 31, 2024	5,583	$13.43	2.14	$119

A summary of outstanding non-vested stock (restricted stock and PSUs) and related transactions follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2024	269,233	$22.93
Granted	105,177	25.13
Vested	(98,278)	20.55
Forfeited	(9,146)	23.98
Outstanding at December 31, 2024	266,986	$24.64

Certain information regarding options exercised during the periods ending December 31 follows:

	2024	2023	2022
	(In thousands)		
Intrinsic value	$99	$352	$761
Cash proceeds received	$12	$198	$131
Tax benefit realized	$21	$ 74	$160

We maintain 401(k) and employee stock ownership plans covering substantially all of our full-time employees. We matched 50% of employee contributions to the 401(k) plan up to a maximum of 8% of participating employees' eligible wages for 2024, 2023 and 2022. Contributions to the employee stock ownership plan are determined annually and require approval of our Board of Directors. The maximum contribution is 6% of employees' eligible wages. Contributions to the employee stock ownership plan were 2% for each of 2024, 2023 and 2022. Amounts expensed for these retirement plans were $3.3 million, $3.1 million and $2.9 million in 2024, 2023 and 2022, respectively.

Our employees participate in various performance-based compensation plans. Amounts expensed for all incentive plans totaled $12.9 million, $8.0 million and $12.7 million in 2024, 2023 and 2022, respectively.

We also provide certain health care and life insurance programs to substantially all full-time employees. Amounts expensed for these programs totaled $7.1 million, $7.2 million and $6.2 million in 2024, 2023 and 2022 respectively.

These insurance programs are also available to retired employees at their own expense.

NOTE 15 – OTHER NON-INTEREST INCOME

Other non-interest income for the years ended December 31 follows:

	2024	2023	2022
	(In thousands)		
Investment and insurance commissions	$ 3,268	$ 3,456	$ 2,898
ATM fees	1,650	1,683	1,216
Bank owned life insurance	834	474	360
Other	6,465	6,866	6,263
Total other non-interest income	$12,217	$12,479	$10,737

NOTE 16 – DERIVATIVE FINANCIAL INSTRUMENTS

We are required to record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

Our derivative financial instruments according to the type of hedge in which they are designated at December 31 follow:

	2024		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
Fair value hedge designation			
Pay-fixed interest rate swap agreement - commercial	$ 5,647	4.4	$ 361
Pay-fixed interest rate swap agreements - securities available for sale	148,895	2.8	13,265
Pay-fixed interest rate swap agreements - installment	100,000	2.4	77
Pay-fixed interest rate swap agreements - mortgage	147,000	2.2	283
Interest rate cap agreements - securities available for sale	40,970	3.3	334
Total	$ 442,512	2.6	$ 14,320
Cash flow hedge designation			
Interest rate floor agreements - commercial	$ 375,000	2.3	$ 3,642
Interest rate floor agreements - short-term funding liabilities	25,000	3.4	312
Total	$ 400,000	2.1	$ 3,954
No hedge designation			
Rate-lock mortgage loan commitments	$ 12,703	0.1	$ 100
Mandatory commitments to sell mortgage loans	19,874	0.1	62
Pay-fixed interest rate swap agreements - commercial	538,053	5.0	13,325
Pay-variable interest rate swap agreements - commercial	538,053	5.0	(13,325)
Total	$1,108,683	4.9	$ 162

	2023		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
Fair value hedge designation			
Pay-fixed interest rate swap agreement - commercial	$ 6,033	5.4	$ 349
Pay-fixed interest rate swap agreements - securities available for sale	148,895	3.9	15,287
Pay-fixed interest rate swap agreements - installment	100,000	3.4	(1,228)
Pay-fixed interest rate swap agreements - mortgage	100,000	4.3	(2,131)
Interest rate cap agreements - securities available for sale	40,970	4.3	456
Total	$395,898	3.9	$12,733
Cash flow hedge designation			
Interest rate floor agreements - commercial	$150,000	3.5	$ 4,221
No hedge designation			
Rate-lock mortgage loan commitments	$ 18,081	0.1	$ 173
Mandatory commitments to sell mortgage loans	30,442	0.1	(279)
Pay-fixed interest rate swap agreements - commercial	379,012	5.9	7,169
Pay-variable interest rate swap agreements - commercial	379,012	5.9	(7,169)
Total	$806,547	5.5	$ (106)

We have established management objectives and strategies that include interest-rate risk parameters for maximum fluctuations in net interest income and market value of portfolio equity. We monitor our interest rate risk position via simulation modeling reports. The goal of our asset/liability management efforts is to maintain profitable financial leverage within established risk parameters.

We have entered into pay-fixed interest rate swaps and caps to protect a portion of the fair value of a certain fixed rate commercial loan and certain mortgage and installment loans ("Fair Value Hedge – Portfolio Loans"). As a result, changes in the fair values of the pay-fixed interest rate swaps and caps are expected to offset changes in the fair values of the fixed rate portfolio loans due to fluctuations in interest rates. We record the fair values of Fair Value Hedge – Portfolio Loans in accrued income and other assets and accrued expenses and other liabilities on our Condensed Consolidated Statements of Financial Condition. The hedged items (a fixed rate commercial loan and certain fixed rate mortgage and installment loans) are also recorded at fair value which offsets the adjustment to the Fair Value Hedge – Portfolio Loans. On an ongoing basis, we adjust our Condensed Consolidated Statements of Financial Condition to reflect the then current fair values of both the Fair Value Hedge – Portfolio Loans and the hedged items. The related gains or losses are reported in interest income – interest and fees on loans in our Condensed Consolidated Statements of Operations. During the second quarter of 2023 we terminated the interest rate cap that was previously hedging certain installment loans. The remaining unrealized gain on this terminated interest cap is being amortized into earnings over the original life of the interest rate cap.

We have entered into pay-fixed interest rate swaps and interest rate cap agreements to protect a portion of the fair value of certain securities available for sale ("Fair Value Hedge – AFS Securities"). As a result, the change in the fair value of the pay-fixed interest rate swaps and interest rate cap agreements is expected to offset a portion of the change in the fair value of the fixed rate securities available for sale due to fluctuations in interest rates. We record the fair value of Fair Value Hedge – AFS Securities in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The hedged items (fixed rate securities available for sale) are also recorded at fair value which offsets the adjustment to the Fair Value Hedge – AFS Securities. On an ongoing basis, we adjust our Consolidated Statements of Financial Condition to reflect the then current fair value of both the Fair Value Hedge – AFS Securities and the hedged item. The related gains or losses are reported in interest income – interest on securities – tax-exempt in our Consolidated Statements of Operations.

We have entered into interest rate floor agreements to manage the variability in future expected cash flows of certain commercial loans ("Cash Flow Hedge – Portfolio Loans"). We record the fair value of Cash Flow Hedge – Portfolio Loans in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The changes in the fair value of Cash Flow Hedge - Portfolio Loans are recorded in accumulated other comprehensive loss and are reclassified into the line item in our Consolidated Statements of Operations in which the hedged items are recorded in the same period the hedged items affect earnings.

We have entered into interest an rate cap agreement to manage the variability in future expected cash flows of certain short-term funding liabilities ("Cash Flow Hedge – Short-term Funding Liabilities"). We record the fair value of Cash Flow Hedge – Short-term Funding Liabilities in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The changes in the fair value of Cash Flow Hedge - Short-term Funding Liabilities are recorded in accumulated other comprehensive loss and are reclassified into the line item in our Consolidated Statements of Operations in which the hedged items are recorded in the same period the hedged items affect earnings.

For Cash Flow Hedges, it is anticipated that as of December 31, 2024, $1.8 million will be reclassified from accumulated other comprehensive loss on as a reduction to earnings over the next twelve months. The maximum term of any Cash Flow Hedge at December 31, 2024 is 3.7 years.

Certain derivative financial instruments have not been designated as hedges. The fair value of these derivative financial instruments has been recorded on our Consolidated Statements of Financial Condition and is adjusted on an ongoing basis to reflect their then current fair value. The changes in fair value of derivative financial instruments not designated as hedges are recognized in earnings.

In the ordinary course of business, we enter into rate-lock mortgage loan commitments with customers ("Rate-Lock Commitments"). These commitments expose us to interest rate risk. We also enter into mandatory commitments to sell mortgage loans ("Mandatory Commitments") to reduce the impact of price fluctuations of mortgage loans held for sale and Rate-Lock Commitments. Mandatory Commitments help protect our loan sale profit margin from fluctuations in interest rates. The changes in the fair value of Rate Lock Commitments and Mandatory Commitments are recognized currently as part of net gains on mortgage loans in the Consolidated Statements of Operations. We obtain market prices on Mandatory Commitments and Rate-Lock Commitments. Net gains on mortgage loans, as well as net income, may be more volatile as a result of these derivative instruments, which are not designated as hedges.

We have a program that allows commercial loan customers to lock in a fixed rate for a longer period of time than we would normally offer for interest rate risk reasons. We will enter into a variable rate commercial loan and an interest rate swap agreement with a customer and then enter into an offsetting interest rate swap agreement with an unrelated party. The interest rate swap agreement fair values will generally move in opposite directions resulting in little or no net impact on our Consolidated Statements of Operations. All of the interest rate swap agreements-commercial with no hedge designation in the table above relate to this program.

We had entered into a no hedge designation pay-variable interest rate swap agreement in an attempt to manage the cost of certain funding liabilities. The changes in fair value of this no hedge pay-variable interest rate swap is recorded in non-interest expense-other in our Consolidated Statements of Operations. This no hedge designation pay-variable interest rate swap agreement matured during the third quarter of 2023.

We had purchased a swaption agreement during 2021 in an attempt to reduce the impact of price fluctuations of certain mortgage construction loans held for sale. The swaption agreement is presented as "Interest rate swaption agreement" in the table below. The swaption agreement terminated during 2022. The changes in the fair value of the swaption agreement was recognized currently as part of net gains on mortgage loans in our Consolidated Statements of Operations.

In prior years we had entered into certain interest rate cap agreements to manage the variability in future expected cash flows of certain debt obligations. The no hedge designation "Interest rate cap agreements" in the table below had previously qualified for cash flow hedge accounting but were classified to a no hedge designation during 2020 and any changes in fair value since the transfers to the no hedge designation had been recognized in interest expense – other borrowings and subordinated debt and debentures in our Consolidated Statements of Operations since that time. Also in 2020 it became probable that the forecasted transactions being hedged by these interest rate cap agreements would not occur by the end of the originally specified time period and all remaining unrealized losses included as a component of accumulated other comprehensive income (loss) were reclassified into earnings at that time. In 2022 we terminated $75.0 million of interest rate caps while $15.0 million matured.

The following table illustrates the impact that the derivative financial instruments discussed above have on individual line items in the Consolidated Statements of Financial Condition for the periods presented:

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives			
	December 31,				December 31,			
	2024		2023		2024		2023	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
				(In thousands)				
Derivatives designated as hedging instruments								
Pay-fixed interest rate swap agreements	Other assets	$14,336	Other assets	$15,636	Other liabilities	$ 350	Other liabilities	$3,359
Interest rate cap agreements .	Other assets	334	Other assets	456	Other liabilities	—	Other liabilities	—
Interest rate floor agreements	Other assets	3,954	Other assets	4,221	Other liabilities	—	Other liabilities	—
		18,624		20,313		350		3,359
Derivatives not designated as hedging instruments								
Rate-lock mortgage loan commitments	Other assets	100	Other assets	173	Other liabilities	—	Other liabilities	—
Mandatory commitments to sell mortgage loans	Other assets	62	Other assets	—	Other liabilities	—	Other liabilities	279
Pay-fixed interest rate swap agreements - commercial .	Other assets	15,799	Other assets	12,683	Other liabilities	2,474	Other liabilities	5,514

	Asset Derivatives December 31,				Liability Derivatives December 31,			
	2024		2023		2024		2023	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
				(In thousands)				
Pay-variable interest rate swap agreements - commercial..........	Other assets	2,474	Other assets	5,514	Other liabilities	15,799	Other liabilities	12,683
		18,435		18,370		18,273		18,476
Total derivatives		$37,059		$38,683		$18,623		$21,835

The effect of derivative financial instruments on the Consolidated Statements of Operations follows:

	Year Ended December 31,											
	Gain (loss) Recognized in Other Comprehensive Income (Loss) (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Effective Portion)	Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Effective Portion)			Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income		
	2024	2023	2022		2024	2023	2022		2024	2023	2022
					(In thousands)						
Fair Value Hedges											
Pay-fixed interest rate swap agreement - commercial. .								Interest and fees on loans	$ 12	$ (98)	$ 831
Pay-fixed interest rate swap agreement - securities available for sale.								Interest on securities	(2,022)	(4,619)	15,493
Pay-fixed interest rate swap agreement - installment . .								Interest and fees on loans	1,305	(1,305)	77
Pay-fixed interest rate swap agreements - Mortgage . .								Interest and fees on loans	2,414	(2,131)	—
Interest rate cap agreements - securities available for sale	$ 23	$(848)	$—	Interest on securities	$ (167)	$(262)	$—	Interest on securities	(145)	90	—
Interest rate cap agreements - installment	—	—	—	Interest and fees on loans	—	—	—	Interest and fees on loans	—	(14)	—
Total	$ 23	$(848)	$—		$ (167)	$(262)	$—		$ 1,564	$(8,077)	$ 16,401
Cash Flow Hedges											
Interest rate floor agreements - commercial	$(4,223)	$ 635	$—	Interest and fees on loans	$(1,199)	$(175)	$—	Interest and fees on loans	$(1,199)	$ (175)	$ —
Interest rate floor agreements - short-term funding liabilities	(12)	—	—	Interest expense	—	—	—	Interest expense	—	—	—
Total	$(4,235)	$ 635	$—		$(1,199)	$(175)	$—		$(1,199)	$ (175)	$ —
No hedge designation											
Rate-lock mortgage loan commitments								Net gains on mortgage loans	$ (73)	$ 1,229	$ (3,196)
Mandatory commitments to sell mortgage loans.								Net gains on mortgage loans	341	(594)	383
Pay-fixed interest rate swap agreements - commercial								Interest income	6,156	(9,894)	22,242
Pay-variable interest rate swap agreements - commercial.								Interest income	(6,156)	9,894	(22,242)
Interest rate swaption agreement.								Net gains on mortgage loans	—	—	(186)
Pay-variable interest rate swap agreement								Non-interest expense - other	—	(12)	—
Interest rate cap agreements								Interest expense	—	—	245
Total									$ 268	$ 623	$ (2,754)

NOTE 17 – RELATED PARTY TRANSACTIONS

Certain directors and executive officers, including companies in which they are officers or have significant ownership, were loan and deposit customers during 2024 and 2023.

A summary of loans to our directors and executive officers (which includes loans to entities in which the individual owns a 10% or more voting interest) for the years ended December 31 follows:

	2024	2023
	(In thousands)	
Balance at beginning of year	$ 7,373	$7,742
New loans and advances	237	478
Repayments	(3,672)	(847)
Balance at end of year	$ 3,938	$7,373

We had $1.39 million and $1.69 million in loan commitments to directors and executive officers at December 31, 2024 and 2023, respectively. Of these commitments, $0.01 million and $0.03 million were outstanding at December 31, 2024 and 2023, respectively, and included in the table above.

Deposits held by us for directors and executive officers totaled $1.5 million and $2.9 million at December 31, 2024 and 2023, respectively.

NOTE 18 – LEASES

We have entered into leases in the normal course of business primarily for office facilities, some of which include renewal options and escalation clauses. Certain leases also include both lease components (fixed payments including rent, taxes and insurance costs) and non-lease components (common area or other maintenance costs) which are accounted for as a single lease component as we have elected the practical expedient to group lease and non-lease components together for all leases. We have also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on our Consolidated Statements of Financial Condition. Most of our leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion and are included in our right of use ("ROU") assets and lease liabilities if they are reasonably certain of exercise.

Leases are classified as operating or finance leases at the lease commencement date (we did not have any finance leases as of December 31, 2024). Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. The ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payment over the lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The cost components of our operating leases follows:

	2024	2023	2022
	(In thousands)		
Operating lease cost	$1,385	$1,436	$1,636
Variable lease cost	44	97	78
Short-term lease cost	91	94	91
Total	$1,520	$1,627	$1,805

Variable lease costs consist primarily of taxes, insurance, and common area or other maintenance costs for our leased facilities.

Supplemental balance sheet information related to our operating leases follows:

	2024	2023
	(In thousands)	
Lease right of use asset[1]	$5,971	$4,911
Lease liabilities[2]	$6,338	$5,114
Weighted average remaining lease term (years)	7.07	6.03
Weighted average discount rate	3.7%	2.7%

(1) Included in Accrued income and other assets in our Consolidated Statements of Financial Condition.

(2) Included in Accrued expenses and other liabilities in our Consolidated Statements of Financial Condition.

Maturity analysis of our lease liabilities at December 31, 2024 based on required contractual payments follows:

	(In thousands)
2025	$ 1,309
2026	1,127
2027	988
2028	938
2029	792
2030 and thereafter	2,197
Total lease payments	7,351
Less imputed interest	(1,013)
Total	$ 6,338

NOTE 19 – CONCENTRATIONS OF CREDIT RISK

Credit risk is the risk to earnings and capital arising from an obligor's failure to meet the terms of any contract with our organization or otherwise failing to perform as agreed. Credit risk can occur outside of our traditional lending activities and can exist in any activity where success depends on counterparty, issuer or borrower performance. Concentrations of credit risk (whether on- or off-balance sheet) arising from financial instruments can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries or certain geographic regions. Credit risk associated with these concentrations could arise when a significant amount of loans or other financial instruments, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment or other type of settlement to be adversely affected. Our major concentrations of credit risk arise by collateral type and by industry. The significant concentrations by collateral type at December 31, 2024, include $1.464 billion of loans secured by residential real estate and $322.1 million of construction and land development loans.

Additionally, within our commercial real estate and commercial and industrial loan classes, we had significant standard industry classification concentrations in the following categories as of December 31, 2024: Lessors of Nonresidential Real Estate ($362.6 million); Construction ($186.2 million); Health Care and Social Assistance ($156.8 million); Lessors of Residential Real Estate ($154.5 million); Accommodation and Food Services ($151.0 million); and Manufacturing ($107.0 million). A geographic concentration arises because we primarily conduct our lending activities in the State of Michigan.

NOTE 20 – REGULATORY MATTERS

Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends our Bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the Bank's current year net profits, combined with the retained net profits of the preceding two years. Further, the Bank cannot pay a dividend at any time that it has negative undivided profits. As of December 31, 2024, the Bank had positive undivided profits of $222.1 million. It is not our intent to have dividends paid in amounts that would reduce the capital of our Bank to levels below those which we consider prudent or that would not be in accordance with guidelines of regulatory authorities.

We are also subject to various regulatory capital requirements. The prompt corrective action regulations establish quantitative measures to ensure capital adequacy and require minimum amounts and ratios of total, Tier 1, and common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Failure to meet minimum capital requirements can result in certain mandatory, and possibly discretionary, actions by regulators that could have a material effect on our consolidated financial statements. In addition, capital adequacy rules include a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets that applies to all supervised financial institutions. To avoid limits on capital distributions and certain discretionary bonus payments we must meet the minimum ratio for adequately capitalized institutions plus the buffer. Under capital adequacy guidelines, we must meet specific capital requirements that involve quantitative measures as well as qualitative judgments by the regulators. The most recent regulatory filings as of December 31, 2024 and 2023, have our Bank categorized as well capitalized and exceeding the minimum ratio for adequately capitalized institutions plus the capital conservation buffer. Management is not aware of any conditions or events that would have changed the most recent Federal Deposit Insurance Corporation ("FDIC") categorization.

Our actual capital amounts and ratios at December 31 follow[1]:

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2024						
Total capital to risk-weighted assets						
Consolidated...................	$622,444	14.22%	$350,113	8.00%	NA	NA
Independent Bank	567,254	12.99	349,335	8.00	$436,668	10.00%
Tier 1 capital to risk-weighted assets						
Consolidated...................	$527,616	12.06%	$262,585	6.00%	NA	NA
Independent Bank	512,546	11.74	262,001	6.00	$349,335	8.00%
Common equity tier 1 capital to risk-weighted assets						
Consolidated...................	$489,044	11.17%	$196,939	4.50%	NA	NA
Independent Bank	512,546	11.74	196,501	4.50	$283,834	6.50%
Tier 1 capital to average assets						
Consolidated...................	$527,616	9.85%	$214,332	4.00%	NA	NA
Independent Bank	512,546	9.58	214,112	4.00	$267,640	5.00%
2023						
Total capital to risk-weighted assets						
Consolidated...................	$573,972	13.71%	$335,014	8.00%	NA	NA
Independent Bank	521,374	12.46	334,673	8.00	$418,341	10.00%
Tier 1 capital to risk-weighted assets						
Consolidated...................	$481,569	11.50%	$251,260	6.00%	NA	NA
Independent Bank	469,023	11.21	251,005	6.00	$334,673	8.00%

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Common equity tier 1 capital to risk-weighted assets						
Consolidated..................	$443,065	10.58%	$188,445	4.50%	NA	NA
Independent Bank	469,023	11.21	188,254	4.50	$271,922	6.50%
Tier 1 capital to average assets						
Consolidated..................	$481,569	9.03%	$213,227	4.00%	NA	NA
Independent Bank	469,023	8.80	213,180	4.00	$266,475	5.00%

(1) These ratios do not reflect a capital conservation buffer of 2.50% at December 31, 2024 and 2023.

NA - Not applicable

The components of our regulatory capital are as follows:

	Consolidated December 31,		Independent Bank December 31,	
	2024	2023	2024	2023
	(In thousands)			
Total shareholders' equity...............................	$454,686	$404,449	$478,188	$430,407
Add (deduct)				
Accumulated other comprehensive loss for regulatory purposes..	64,146	66,344	64,146	66,344
Goodwill and other intangibles	(29,788)	(30,304)	(29,788)	(30,304)
CECL[1]	—	2,576	—	2,576
Common equity tier 1 capital......................	489,044	443,065	512,546	469,023
Qualifying trust preferred securities....................	38,572	38,504	—	—
Tier 1 capital....................................	527,616	481,569	512,546	469,023
Subordinated debt	40,000	40,000	—	—
Allowance for credit losses and allowance for unfunded lending commitments limited to 1.25% of total risk-weighted assets	54,828	52,403	54,708	52,351
Total risk-based capital............................	$622,444	$573,972	$567,254	$521,374

(1) We elected the three years CECL transition method for regulatory purposes.

NOTE 21 – FAIR VALUE DISCLOSURES

FASB ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

We used the following methods and significant assumptions to estimate fair value:

Securities: Where quoted market prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. We currently do not have any Level 1 securities. If quoted market prices are not available for the specific security, then fair values are estimated by (1) using quoted market prices of securities with similar characteristics, (2) matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted prices, or (3) a discounted cash flow analysis whose significant fair value inputs can generally be verified and do not typically involve judgment by management. These securities are classified as Level 2 of the valuation hierarchy and primarily include agency securities, private label mortgage-backed securities, other asset backed securities, obligations of states and political subdivisions, trust preferred securities, corporate securities and foreign government securities.

Loans held for sale: The fair value of mortgage loans held for sale, carried at fair value is based on agency cash window loan pricing for comparable assets (recurring Level 2).

Collateral dependent loans with specific loss allocations based on collateral value: From time to time, certain collateral dependent loans will have an ACL established. When the fair value of the collateral is based on an appraised value or when an appraised value is not available we record the collateral dependent loan as nonrecurring Level 3. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and thus will typically result in a Level 3 classification of the inputs for determining fair value.

Other real estate: At the time of acquisition, other real estate is recorded at fair value, less estimated costs to sell, which becomes the property's new basis. Subsequent write-downs to reflect declines in value since the time of acquisition may occur from time to time and are recorded in net gains on other real estate and repossessed assets, which is part of non-interest expense - other in the Consolidated Statements of Operations. The fair value of the property used at and subsequent to the time of acquisition is typically determined by a third party appraisal of the property. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent loans and other real estate are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by us. Once received, an independent third party, or a member of our Collateral Evaluation Department (for commercial properties), or a member of our Special Assets Group (for residential properties) reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. We compare the actual selling price of collateral that has been sold to the most recent appraised value of our properties to determine what additional adjustment, if any, should be made to the appraisal value to arrive at fair value. For commercial and residential properties we typically discount an appraisal to account for various factors that the appraisal excludes in its assumptions. These additional discounts generally do not result in material adjustments to the appraised value.

Capitalized mortgage loan servicing rights: The fair value of capitalized mortgage loan servicing rights is based on a valuation model used by an independent third party that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. Certain model assumptions are generally unobservable and are based upon the best information available including data relating to our own servicing portfolio, reviews of mortgage servicing assumption and valuation surveys and input from various mortgage servicers and, therefore, are recorded as Level 3. Management evaluates the third party valuation for reasonableness each quarter as part of our financial reporting control processes.

Derivatives: The fair value of rate-lock mortgage loan commitments is based on agency cash window loan pricing for comparable assets and the fair value of mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets (recurring Level 2). The fair value of interest rate swap, interest rate cap and interest rate floor agreements are derived from proprietary models which utilize current market data. The significant fair value inputs can generally be observed in the market place and do not typically involve judgment by management (recurring Level 2).

Assets and liabilities measured at fair value, including financial assets for which we have elected the fair value option, were as follows:

	Fair Value Measurements	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
		(In thousands)		
December 31, 2024:				
Measured at Fair Value on a Recurring Basis				
Assets				
Securities available for sale				
U.S. agency	$ 8,159	$—	$ 8,159	$ —
U.S. agency residential mortgage-backed	71,137	—	71,137	—
U.S. agency commercial mortgage-backed	11,641	—	11,641	—
Private label mortgage-backed	70,035	—	70,035	—
Other asset backed	38,516	—	38,516	—
Obligations of states and political subdivisions	288,791	—	288,791	—
Corporate	69,921	—	69,921	—
Trust preferred	982	—	982	—
Loans held for sale, carried at fair value	7,643	—	7,643	—
Capitalized mortgage loan servicing rights	46,796	—	—	46,796
Derivatives[1]	37,059	—	37,059	—
Liabilities				
Derivatives[2]	18,623	—	18,623	—
Measured at Fair Value on a Non-recurring Basis:				
Assets				
Collateral dependent loans[3]				
Commercial				
Commercial and industrial	4,205	—	—	4,205
Commercial real estate	132	—	—	132
Mortgage				
1-4 family owner occupied - non-jumbo	627	—	—	627
1-4 family - 2nd lien	170	—	—	170
Resort lending	92	—	—	92
Installment				
Boat lending	56	—	—	56
Recreational vehicle lending	172	—	—	172
Other	59	—	—	59

---

(1)   Included in accrued income and other assets in the Consolidated Statements of Financial Condition.

(2)   Included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

(3)   Only includes individually evaluated loans with specific loss allocations based on collateral value.

		Fair Value Measurements Using		
	Fair Value Measurements	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Un-observable Inputs (Level 3)**
		(In thousands)		
December 31, 2023:				
Measured at Fair Value on a Recurring Basis				
Assets				
Securities available for sale				
U.S. agency	$ 9,507	$—	$ 9,507	$ —
U.S. agency residential mortgage-backed	81,217	—	81,217	—
U.S. agency commercial mortgage-backed	12,297	—	12,297	—
Private label mortgage-backed	86,469	—	86,469	—
Other asset backed	112,931	—	112,931	—
Obligations of states and political subdivisions	302,737	—	302,737	—
Corporate	73,250	—	73,250	—
Trust preferred	942	—	942	—
Loans held for sale, carried at fair value	12,063	—	12,063	—
Capitalized mortgage loan servicing rights	42,243	—	—	42,243
Derivatives[1]	38,683	—	38,683	—
Liabilities				
Derivatives[2]	21,835	—	21,835	—
Measured at Fair Value on a Non-recurring Basis:				
Assets				
Collateral dependent loans[3]				
Commercial				
Commercial and industrial	551	—	—	551
Mortgage				
1-4 family owner occupied - non-jumbo	732	—	—	732
1-4 family non-owner occupied	33	—	—	33
1-4 family - 2nd lien	157	—	—	157
Resort lending	92	—	—	92
Installment				
Boat lending	192	—	—	192
Recreational vehicle lending	196	—	—	196
Other	66	—	—	66

---

(1) Included in accrued income and other assets in the Consolidated Statements of Financial Condition.

(2) Included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

(3) Only includes individually evaluated loans with specific loss allocations based on collateral value.

Changes in fair values of financial assets for which we have elected the fair value option for the years ended December 31 were as follows:

	Net Gains (Losses) on Assets - Mortgage Loans	Mortgage Loan Servicing, net	Total Change in Fair Values Included in Current Period Earnings
		(In thousands)	
2024			
Loans held for sale	$ 139	$ —	$ 139
Capitalized mortgage loan servicing rights	—	533	533
2023			
Loans held for sale	2,281	—	2,281
Capitalized mortgage loan servicing rights	—	(4,202)	(4,202)
2022			
Loans held for sale	(3,393)	—	(3,393)
Capitalized mortgage loan servicing rights	—	10,196	10,196

For those items measured at fair value pursuant to our election of the fair value option, interest income is recorded within the Consolidated Statements of Operations based on the contractual amount of interest income earned on these financial assets and dividend income is recorded based on cash dividends received.

The following represent impairment charges recognized during the years ended December 31, 2024, 2023 and 2022 relating to assets measured at fair value on a non-recurring basis:

- Loans that are individually evaluated using the fair value of collateral for collateral dependent loans had a carrying amount of $5.5 million, which is net of a valuation allowance of $2.3 million at December 31, 2024, and had a carrying amount of $2.0 million, which is net of a valuation allowance of $1.3 million at December 31, 2023. An additional provision for credit losses relating to these collateral dependent loans of $0.2 million, $1.1 million and $1.5 million was included in our results of operations for the years ending December 31, 2024, 2023 and 2022, respectively.

A reconciliation for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31 follows:

	Capitalized Mortgage Loan Servicing Rights		
	2024	2023	2022
	(In thousands)		
Beginning balance	$42,243	$42,489	$26,232
Total losses realized and unrealized:			
Included in results of operations	533	(4,202)	10,196
Included in other comprehensive income (loss)	—	—	—
Purchases, issuances, settlements, maturities and calls	4,020	3,956	6,061
Transfers in and/or out of Level 3	—	—	—
Ending balance	$46,796	$42,243	$42,489
Amount of total losses for the period included in earnings attributable to the change in unrealized losses relating to assets and liabilities still held at December 31	$ 533	$(4,202)	$10,196

The fair value of our capitalized mortgage loan servicing rights has been determined based on a valuation model used by an independent third party as discussed above. The significant unobservable inputs used in the fair value measurement of the capitalized mortgage loan servicing rights are discount rate, cost to service, ancillary income, float rate and prepayment rate. Significant changes in all five of these assumptions in isolation would result in significant changes to the value of our capitalized mortgage loan servicing rights. Quantitative information about our Level 3 fair value measurements measured on a recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
	(In thousands)				
2024					
Capitalized mortgage loan servicing rights	$46,796	Present value of net servicing revenue	Discount rate	10.00% to 19.15%	10.37%
			Cost to service	$70 to $817	$79
			Ancillary income	20 to 30	20
			Float rate	4.33%	4.33%
			Prepayment rate	5.40% to 28.28%	7.54%
2023					
Capitalized mortgage loan servicing rights	$42,243	Present value of net servicing revenue	Discount rate	10.00% to 14.27%	10.25%
			Cost to service	$70 to $442	$79
			Ancillary income	20 to 30	20
			Float rate	3.82%	3.82%
			Prepayment rate	6.56% to 26.47%	8.50%

Quantitative information about Level 3 fair value measurements measured on a non-recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
	(In thousands)				
2024					
Collateral dependent loans Commercial	$4,337	Discounting financial statement and machinery and equipment appraised values	Discount rates used	45.0% to 55.0%	50.5%
		Sales comparison approach	Adjustment for differences between comparable sales	(20.0) to 35.0	(1.4)
Mortgage and Installment[1]	1,176	Sales comparison approach	Adjustment for differences between comparable sales	(22.0) to 21.7	(0.4)

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
	(In thousands)				
2023					
Collateral dependent loans					
Commercial	$551	Sales comparison approach	Adjustment for differences between comparable sales	(5.0)% to 6.0%	(0.4)%
Mortgage and Installment[1].	1,468	Sales comparison approach	Adjustment for differences between comparable sales	(4.1) to 10.5	3.1

_____

(1) In addition to the valuation techniques and unobservable inputs discussed above, at December 31, 2024 and 2023 certain collateral dependent installment loans totaling approximately $0.29 million and $0.45 million are secured by collateral other than real estate. For the majority of these loans, we apply internal discount rates to industry valuation guides.

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding for loans held for sale for which the fair value option has been elected at December 31:

	Aggregate Fair Value	Difference	Contractual Principal
		(In thousands)	
Loans held for sale			
2024	$ 7,643	$ 78	$ 7,565
2023	12,063	(61)	12,124
2022	26,518	(2,342)	28,860

NOTE 22 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Most of our assets and liabilities are considered financial instruments. Many of these financial instruments lack an available trading market and it is our general practice and intent to hold the majority of our financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values may not be a precise estimate. Changes in assumptions could significantly affect the estimates.

Estimated fair values have been determined using available data and methodologies that are considered suitable for each category of financial instrument. For instruments with adjustable interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances.

The estimated recorded book balances and fair values at December 31 follow:

| | | | Fair Value Using | | |
	Recorded Book Balance	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un- observable Inputs (Level 3)
			(In thousands)		
2024					
Assets					
Cash and due from banks	$ 56,984	$ 56,984	$ 56,984	$ —	$ —
Interest bearing deposits.	62,898	62,898	62,898	—	—
Securities available for sale	559,182	559,182	—	559,182	—
Securities held to maturity	339,436	301,860	—	301,860	—
Federal Home Loan Bank and Federal Reserve Bank Stock	16,099	NA	NA	NA	NA
Net loans and loans held for sale	3,987,089	3,772,862	—	7,643	3,765,219
Accrued interest receivable	19,113	19,113	46	5,606	13,461
Derivative financial instruments	37,059	37,059	—	37,059	—
Liabilities					
Deposits with no stated maturity[1]	$3,806,185	$3,806,185	$3,806,185	$ —	$ —
Deposits with stated maturity[1].	847,903	845,534	—	845,534	—
Other borrowings	45,009	44,996	—	44,996	—
Subordinated debt.	39,586	40,412	—	40,412	—
Subordinated debentures	39,796	40,235	—	40,235	—
Accrued interest payable	3,109	3,109	374	2,735	—
Derivative financial instruments	18,623	18,623	—	18,623	—
2023					
Assets					
Cash and due from banks	$ 68,208	$ 68,208	$ 68,208	$ —	$ —
Interest bearing deposits.	101,573	101,573	101,573	—	—
Securities available for sale	679,350	679,350	—	679,350	—
Securities held to maturity	353,988	318,606	—	318,606	—
Federal Home Loan Bank and Federal Reserve Bank Stock	16,821	NA	NA	NA	NA
Net loans and loans held for sale	3,748,306	3,453,790	—	12,063	3,441,727
Accrued interest receivable	19,044	19,044	58	6,486	12,500
Derivative financial instruments	38,683	38,683	—	38,683	—
Liabilities					
Deposits with no stated maturity[1]	$3,704,808	$3,704,808	$3,704,808	$ —	$ —
Deposits with stated maturity[1].	918,071	914,404	—	914,404	—
Other borrowings	50,026	49,831	—	49,831	—
Subordinated debt.	39,510	40,352	—	40,352	—
Subordinated debentures	39,728	38,103	—	38,103	—
Accrued interest payable	6,534	6,534	482	6,052	—
Derivative financial instruments	21,835	21,835	—	21,835	—

NA – Not applicable

(1) Deposits with no stated maturity include reciprocal deposits with a recorded book balance of $797.224 million and $723.014 million at December 31, 2024 and 2023, respectively. Deposits with a stated maturity include reciprocal deposits with a recorded book balance of $109.807 million and $109.006 million at December 31, 2024 and 2023, respectively.

The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance, which is nominal, and therefore are not disclosed.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.

Fair value estimates for deposit accounts do not include the value of the core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

NOTE 23 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

A summary of changes in accumulated other comprehensive income (loss) ("AOCIL"), net of tax during the years ended December 31 follows:

	Unrealized Gains (Losses) on Securities AFS	Unrealized Losses on Securities Transferred to Securities HTM[1]	Disproportionate Tax Effects from Securities AFS	Unrealized Gains (Losses) on Derivative Instruments	Total
			(In thousands)		
2024					
Balances at beginning of period	$(51,113)	$(15,408)	$(5,798)	$ 177	$(72,142)
Other comprehensive income (loss) before reclassifications	1,474	2,633	—	(3,326)	781
Amounts reclassified from AOCIL	338	—	—	1,079	1,417
Net current period other comprehensive income	1,812	2,633	—	(2,247)	2,198
Balances at end of period	$(49,301)	$(12,775)	$(5,798)	$(2,070)	$(69,944)
2023					
Balances at beginning of period	$(68,742)	$(18,223)	$(5,798)	$ —	$(92,763)
Other comprehensive income (loss) before reclassifications	17,454	2,815	—	(168)	20,101
Amounts reclassified from AOCIL	175	—	—	345	520
Net current period other comprehensive income	17,629	2,815	—	177	20,621
Balances at end of period	$(51,113)	$(15,408)	$(5,798)	$ 177	$(72,142)
2022					
Balances at beginning of period	$ 6,299	$ —	$(5,798)	$ —	$ 501
Other comprehensive loss before reclassifications	(75,258)	(18,223)	—	—	(93,481)
Amounts reclassified from AOCIL	217	—	—	—	217
Net current period other comprehensive loss	(75,041)	(18,223)	—	—	(93,264)
Balances at end of period	$(68,742)	$(18,223)	$(5,798)	$ —	$(92,763)

———————
(1) Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

The disproportionate tax effects from securities AFS arose primarily due to tax effects of other comprehensive income ("OCI") in the presence of a valuation allowance against our deferred tax assets and a pretax loss from operations. Generally, the amount of income tax expense or benefit allocated to operations is determined without regard to the tax effects of other categories of income or loss, such as OCI. However, an exception to the general rule is provided when, in the presence of a valuation allowance against deferred tax assets, there is a pretax loss from operations and pretax income from other categories in the current period. In such instances, income from other categories must offset the current loss from operations, the tax benefit of such offset being reflected in operations.

Release of material disproportionate tax effects from other comprehensive income to earnings is done by the portfolio method whereby the effects will remain in AOCIL as long as we carry a more than inconsequential portfolio of securities AFS.

A summary of reclassifications out of each component of AOCIL for the years ended December 31 follows:

AOCIL Component	Reclassified From AOCIL	Affected Line Item in Consolidated Statements of Operations
	(In thousands)	
2024		
Unrealized gains (losses) on securities available for sale	$ (428)	Net losses on securities available for sale
	(90)	Income tax expense
	(338)	Reclassifications, net of tax
Unrealized gains (losses) on derivative instruments	(1,366)	Interest income
	(287)	Income tax expense
	(1,079)	Reclassifications, net of tax
	$(1,417)	Total reclassifications for the period, net of tax
2023		
Unrealized gains (losses) on securities available for sale	$ (222)	Net losses on securities available for sale
	(47)	Income tax expense
	(175)	Reclassifications, net of tax
Unrealized gains (losses) on derivative instruments	(437)	Interest income
	(92)	Income tax expense
	(345)	Reclassifications, net of tax
	$ (520)	Total reclassifications for the period, net of tax
2022		
Unrealized gains (losses) on securities available for sale	$ (275)	Net losses on securities available for sale
	(58)	Income tax expense
	$ (217)	Reclassifications, net of tax

NOTE 24 – INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Presented below are condensed financial statements for our parent company.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2024	2023
	(In thousands)	
ASSETS		
Cash and due from banks	$ 9,901	$ 6,519
Interest bearing deposits - time	40,000	40,000
Investment in subsidiaries	484,887	436,887
Accrued income and other assets	8,830	4,419
Total Assets	$543,618	$487,825
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated debt	$ 39,586	$ 39,510
Subordinated debentures	39,796	39,728
Accrued expenses and other liabilities	8,520	3,186
Shareholders' equity	455,716	405,401
Total Liabilities and Shareholders' Equity	$543,618	$487,825

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
OPERATING INCOME			
Dividends from subsidiary	$25,000	$24,000	$30,000
Interest income	1,746	1,317	199
Other income	99	96	54
Total Operating Income	26,845	25,413	30,253
OPERATING EXPENSES			
Interest expense	5,818	5,726	4,311
Administrative and other expenses	1,073	1,134	892
Total Operating Expenses	6,891	6,860	5,203
Income Before Income Tax and Equity in Undistributed Net Income of Subsidiaries	19,954	18,553	25,050
Income tax benefit	(1,112)	(1,215)	(1,108)
Income Before Equity in Undistributed Net Income of Subsidiaries	21,066	19,768	26,158
Equity in undistributed net income of subsidiaries	45,724	39,299	37,193
Net Income	$66,790	$59,067	$63,351

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Net Income	$ 66,790	$ 59,067	$ 63,351
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
Deferred income tax expense (benefit)	72	(56)	(110)
Share based compensation	61	91	95
Accretion of discount on subordinated debt and debentures	144	145	144
(Increase) decrease in accrued income and other assets	(4,483)	1,857	(6,012)
Increase (decrease) in accrued expenses and other liabilities	5,334	(2,862)	5,205
Equity in undistributed net income of subsidiaries	(45,724)	(39,299)	(37,193)
Total Adjustments	(44,596)	(40,124)	(37,871)
Net Cash From Operating Activities	22,194	18,943	25,480
CASH FLOW USED IN INVESTING ACTIVITIES			
Purchases of interest bearing deposits - time	(145,000)	(80,000)	(115,000)
Maturity of interest bearing deposits - time	145,000	80,000	115,000
Net Cash Used In Investing Activities	—	—	—
CASH FLOW USED IN FINANCING ACTIVITIES			
Dividends paid	(20,045)	(19,327)	(18,565)
Proceeds from issuance of common stock	2,284	2,208	2,124
Share based compensation withholding obligation	(1,051)	(650)	(620)
Repurchase of common stock	—	(5,157)	(4,010)
Net Cash Used In Financing Activities	(18,812)	(22,926)	(21,071)
Net Increase (Decrease) in Cash and Cash Equivalents	3,382	(3,983)	4,409
Cash and Cash Equivalents at Beginning of Year	6,519	10,502	6,093
Cash and Cash Equivalents at End of Year	$ 9,901	$ 6,519	$ 10,502

NOTE 25 – REVENUE FROM CONTRACTS WITH CUSTOMERS

We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. We derive the majority of our revenue from financial instruments and their related contractual rights and obligations which for the most part are excluded from the scope of this topic. These sources of revenue that are excluded from the scope of this topic include interest income, net gains on mortgage loans, net gains (losses) on securities AFS, mortgage loan servicing, net and bank owned life insurance and were approximately 88.5%, 86.8% and 84.1% of total revenues at December 31, 2024, 2023 and 2022, respectively.

Material sources of revenue that are included in the scope of this topic include service charges on deposit accounts, other deposit related income, interchange income and investment and insurance commissions and are discussed in the following paragraphs. Generally these sources of revenue are earned at the time the service is delivered or over the course of a monthly period and do not result in any contract asset or liability balance at any given period end. As a result, there were no contract assets or liabilities recorded as of December 31, 2024 and 2023.

Service charges on deposit accounts and other deposit related income: Revenues are earned on depository accounts for commercial and retail customers and include fees for transaction-based, account maintenance and overdraft services. Transaction-based fees, which includes services such as ATM use fees, stop payment charges and

ACH fees are recognized at the time the transaction is executed as that is the time we fulfill our customer's request. Account maintenance fees, which includes monthly maintenance services are earned over the course of a month representing the period over which the performance obligation is satisfied. Our obligation for overdraft services is satisfied at the time of the overdraft.

Interchange income: Interchange income primarily includes debit card interchange and network revenues. Debit card interchange and network revenues are earned on debit card transactions conducted through payment networks such as MasterCard and Accel. Interchange income is recognized concurrently with the delivery of services on a daily basis. Interchange and network revenues are presented gross of interchange expenses, which are presented separately as a component of non-interest expense.

Investment and insurance commissions: Investment and insurance commissions include fees and commissions from asset management, custody, recordkeeping, investment advisory and other services provided to our customers. Revenue is recognized on an accrual basis at the time the services are performed and generally based on either the market value of the assets managed or the services provided. We have an agent relationship with a third party provider of these services and net certain direct costs charged by the third party provider associated with providing these services to our customers.

Net (gains) losses on other real estate and repossessed assets: We record a gain or loss from the sale of other real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. If we were to finance the sale of other real estate to the buyer, we would assess whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction is probable. Once these criteria are met, the other real estate asset would be derecognized and the gain or loss on sale would be recorded upon the transfer of control of the property to the buyer. There were no other real estate properties sold during 2024, 2023 or 2022 that were financed by us.

Disaggregation of our revenue sources by attribute for the years ended December 31 follow:

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2024					
Retail					
Overdraft fees	$ 9,061	$ —	$ —	$ —	$ 9,061
Account service charges	2,358	—	—	—	2,358
ATM fees	—	1,601	—	—	1,601
Other	—	772	—	—	772
Business					
Overdraft fees	451	—	—	—	451
ATM fees	—	49	—	—	49
Other	—	427	—	—	427
Interchange income	—	—	13,992	—	13,992
Asset management revenue	—	—	—	1,847	1,847
Transaction based revenue	—	—	—	1,421	1,421
Total	$11,870	$2,849	$13,992	$3,268	$31,979

Reconciliation to Consolidated Statement of Operations:

Non-interest income - other:

Other deposit related income	$ 2,849
Investment and insurance commissions	3,268
Bank owned life insurance[1]	834
Other[1]	5,266
Total	$12,217

_____

(1)   Excluded from the scope of ASC Topic 606.

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2023					
Retail					
Overdraft fees	$ 9,686	$ —	$ —	$ —	$ 9,686
Account service charges	2,162	—	—	—	2,162
ATM fees	—	1,636	—	—	1,636
Other	—	993	—	—	993
Business					
Overdraft fees	513	—	—	—	513
ATM fees	—	47	—	—	47
Other	—	414	—	—	414
Interchange income	—	—	13,996	—	13,996
Asset management revenue	—	—	—	1,861	1,861
Transaction based revenue	—	—	—	1,595	1,595
Total	$12,361	$3,090	$13,996	$3,456	$32,903

Reconciliation to Consolidated Statement of Operations:

Non-interest income - other:

Other deposit related income	$ 3,090
Investment and insurance commissions	3,456
Bank owned life insurance[1]	474
Other[1]	5,459
Total	$12,479

_____

(1)   Excluded from the scope of ASC Topic 606.

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2022					
Retail					
Overdraft fees	$10,090	$ —	$ —	$ —	$10,090
Account service charges	1,626	—	—	—	1,626
ATM fees	—	1,186	—	—	1,186
Other	—	972	—	—	972
Business					
Overdraft fees	572	—	—	—	572
ATM fees	—	29	—	—	29
Other	—	315	—	—	315
Interchange income	—	—	13,955	—	13,955
Asset management revenue	—	—	—	1,781	1,781
Transaction based revenue	—	—	—	1,117	1,117
Total	$12,288	$2,502	$13,955	$2,898	$31,643

Reconciliation to Consolidated Statement of Operations:
Non-interest income - other:

Other deposit related income	$ 2,502
Investment and insurance commissions	2,898
Bank owned life insurance[1]	360
Other[1]	4,977
Total	$10,737

---

(1)   Excluded from the scope of ASC Topic 606.

NOTE 26 – SEGMENT REPORTING

Independent Bank Corporation is a bank holding company, whose principal activity is the ownership and management of its wholly-owned subsidiaries, including Independent Bank. As a community-oriented financial institution, substantially all of our operations involve the delivery of loan and deposit products to customers.

Our reportable segment is determined by the Chief Executive Officer, who is the designated chief operating decision maker, based upon information provided about the products and services we offer, primarily banking operations. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business, which are then aggregated if the operating performance, products/services, and customers are similar. The chief operating decision maker will evaluate the performance of our business components such as evaluating revenue streams, significant expenses, and budget to actual results assessing our segment and in the determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The chief operating decision maker uses consolidated net income, earnings per share, and return on average assets to benchmark us against our competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessing performance and in establishing compensation. Loans, investments, and deposits provide the majority of revenues in the banking operation. Interest expense, provisions for credit losses, and compensation and employee benefits provide the significant expenses in the banking operation. All operations are domestic.

Accounting policies for our segment are the same as those described in Note #1 - Accounting Policies. Segment performance is evaluated using consolidated net income, earnings per share, and return on average assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information reported internally for performance assessment by the chief operating decision maker is as follows, inclusive of reconciliations of significant segment totals to the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

	2024			
	Independent Bank	Other[1]	Eliminations	Total
	(In thousands)			
INTEREST INCOME				
Interest and fees on loans	$ 228,325	$ —	$ 260	$ 228,585
Interest on securities	31,983	—	—	31,983
Other investments	6,208	1,746	(1,746)	6,208
Total Interest Income	266,516	1,746	(1,486)	266,776
INTEREST EXPENSE				
Deposits	94,440	—	(1,746)	92,694
Other borrowings and subordinated debt and debentures	2,016	5,818	—	7,834
Total Interest Expense	96,456	5,818	(1,746)	100,528
Net Interest Income	170,060	(4,072)	260	166,248
Provision for credit losses	4,468	—	—	4,468
Net Interest Income After Provision for Credit Losses	165,592	(4,072)	260	161,780
NON-INTEREST INCOME				
Interchange income	13,992	—	—	13,992
Service charges on deposit accounts	11,870	—	—	11,870
Net gains (losses) on mortgage loans	6,374	—	205	6,579
Mortgage loan servicing, net	9,447	—	—	9,447
Other	14,074	1,082	(682)	14,474
Total Non-interest Income	55,757	1,082	(477)	56,362
NON-INTEREST EXPENSE				
Compensation and employee benefits	84,580	493	(118)	84,955
Data processing	13,505	74	—	13,579
Occupancy, net	7,782	24	—	7,806
Interchange expense	4,504	—	—	4,504
Furniture, fixtures and equipment	3,759	3	—	3,762
Advertising	3,049	9	—	3,058
FDIC deposit insurance	2,870	—	—	2,870
Legal and professional	2,163	403	—	2,566
Loan and collection	2,474	—	—	2,474
Communications	2,073	22	—	2,095
Other	6,674	753	—	7,427
Total Non-interest Expense	133,433	1,781	(118)	135,096
Income Before Income Tax	87,916	(4,771)	(99)	83,046
Income tax expense	17,334	(1,057)	(21)	16,256
Net Income	$ 70,582	$ (3,714)	$ (78)	$ 66,790
OTHER SEGMENT DISCLOSURES				
Depreciation	$ 5,185	$ 3	$ —	$ 5,188
Amortization	516	—	—	516
Total assets	5,328,488	549,242	(539,626)	5,338,104

----

(1)   Includes amounts relating to our parent company and certain insignificant operations.

	2023			
	Independent Bank	Other[1]	Eliminations	Total
		(In thousands)		
INTEREST INCOME				
Interest and fees on loans	$ 197,489	$ —	$ 236	$ 197,725
Interest on securities	36,523	—	—	36,523
Other investments	5,429	1,317	(1,317)	5,429
Total Interest Income	239,441	1,317	(1,081)	239,677
INTEREST EXPENSE				
Deposits	76,392	—	(1,317)	75,075
Other borrowings and subordinated debt and debentures	2,547	5,726	—	8,273
Total Interest Expense	78,939	5,726	(1,317)	83,348
Net Interest Income	160,502	(4,409)	236	156,329
Provision for credit losses	6,210	—	—	6,210
Net Interest Income After Provision for Credit Losses	154,292	(4,409)	236	150,119
NON-INTEREST INCOME				
Interchange income	13,996	—	—	13,996
Service charges on deposit accounts	12,361	—	—	12,361
Net gains (losses) on mortgage loans	7,270	—	166	7,436
Mortgage loan servicing, net	4,626	—	—	4,626
Other	11,867	927	(537)	12,257
Total Non-interest Income	50,120	927	(371)	50,676
NON-INTEREST EXPENSE				
Compensation and employee benefits	78,444	609	(88)	78,965
Data processing	11,790	72	—	11,862
Occupancy, net	7,884	24	—	7,908
Interchange expense	4,332	—	—	4,332
Furniture, fixtures and equipment	3,751	5	—	3,756
Advertising	2,156	9	—	2,165
FDIC deposit insurance	3,005	—	—	3,005
Legal and professional	1,748	460	—	2,208
Loan and collection	2,174	—	—	2,174
Communications	2,381	25	—	2,406
Other	7,537	801	—	8,338
Total Non-interest Expense	125,202	2,005	(88)	127,119
Income Before Income Tax	79,210	(5,487)	(47)	73,676
Income tax expense	15,842	(1,223)	(10)	14,609
Net Income	$ 63,368	$ (4,264)	$ (37)	$ 59,067
OTHER SEGMENT DISCLOSURES				
Depreciation	$ 5,178	$ 5	$ —	$ 5,183
Amortization	547	—	—	547
Total assets	5,259,523	493,158	(488,955)	5,263,726

---

(1) Includes amounts relating to our parent company and certain insignificant operations.

| | 2022 | | | |
	Independent Bank	Other[1]	Eliminations	Total
		(In thousands)		
INTEREST INCOME				
Interest and fees on loans........................	$ 138,811	$ —	$ 246	$ 139,057
Interest on securities............................	29,067	—	—	29,067
Other investments..............................	884	199	(199)	884
Total Interest Income	168,762	199	47	169,008
INTEREST EXPENSE				
Deposits.....................................	14,350	—	(199)	14,151
Other borrowings and subordinated debt and debentures	985	4,311	—	5,296
Total Interest Expense	15,335	4,311	(199)	19,447
Net Interest Income	153,427	(4,112)	246	149,561
Provision for credit losses	5,341	—	—	5,341
Net Interest Income After Provision for Credit Losses	148,086	(4,112)	246	144,220
NON-INTEREST INCOME				
Interchange income............................	13,955	—	—	13,955
Service charges on deposit accounts	12,288	—	—	12,288
Net gains (losses) on mortgage loans	5,983	—	448	6,431
Mortgage loan servicing, net	18,773	—	—	18,773
Other	10,087	1,351	(976)	10,462
Total Non-interest Income	61,086	1,351	(528)	61,909
NON-INTEREST EXPENSE				
Compensation and employee benefits	80,466	756	(215)	81,007
Data processing................................	10,146	37	—	10,183
Occupancy, net	8,883	24	—	8,907
Interchange expense	4,242	—	—	4,242
Furniture, fixtures and equipment	3,999	8	—	4,007
Advertising	2,066	8	—	2,074
FDIC deposit insurance	2,142	—	—	2,142
Legal and professional	1,760	373	—	2,133
Loan and collection	2,657	—	—	2,657
Communications...............................	2,833	38	—	2,871
Other	7,327	791	—	8,118
Total Non-interest Expense	126,521	2,035	(215)	128,341
Income Before Income Tax	82,651	(4,796)	(67)	77,788
Income tax expense	15,526	(1,075)	(14)	14,437
Net Income	$ 67,125	$ (3,721)	$ (53)	$ 63,351
OTHER SEGMENT DISCLOSURES				
Depreciation	$ 5,318	$ 6	$ —	$ 5,324
Amortization	785	—	—	785
Total assets	4,995,759	439,018	(434,990)	4,999,787

(1) Includes amounts relating to our parent company and certain insignificant operations.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly results of operations for the years ended December 31 follows:

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
2024				
Interest income	$65,126	$66,338	$68,334	$66,978
Net interest income	40,197	41,346	41,854	42,851
Provision for credit losses	744	19	1,488	2,217
Income before income tax	19,821	23,166	17,291	22,768
Net income	15,991	18,528	13,810	18,461
Net income per common share				
Basic	0.77	0.89	0.66	0.88
Diluted	0.76	0.88	0.65	0.87
2023				
Interest income	$53,936	$57,948	$62,432	$65,361
Net interest income	38,441	38,350	39,427	40,111
Provision for credit losses	2,160	3,317	1,350	(617)
Income before income tax	15,875	18,202	21,652	17,947
Net income	12,991	14,790	17,543	13,743
Net income per common share				
Basic	0.62	0.70	0.84	0.66
Diluted	0.61	0.70	0.83	0.65

QUARTERLY SUMMARY (UNAUDITED)

	Reported Sales Prices of Common Shares						Cash Dividends Declared	
	2024			2023				
	High	Low	Close	High	Low	Close	2024	2023
First quarter	$27.34	$22.80	$25.35	$24.73	$16.45	$17.77	$0.24	$0.23
Second quarter	27.88	22.53	27.00	19.33	14.90	16.96	0.24	0.23
Third quarter	35.97	25.46	33.35	21.35	16.45	18.34	0.24	0.23
Fourth quarter	40.32	30.95	34.83	26.99	16.90	26.02	0.24	0.23

We have approximately 1,100 holders of record of our common stock. Our common stock trades on the NASDAQ Global Select Market System under the symbol "IBCP." The prices shown above are supplied by NASDAQ and reflect the inter-dealer prices and may not include retail markups, markdowns or commissions. There may have been transactions or quotations at higher or lower prices of which we are not aware.

In addition to limitations imposed by the provisions of the Michigan Business Corporation Act (which, among other things, limits us from paying dividends to the extent we are insolvent), our ability to pay dividends is limited by our ability to obtain funds from our Bank and by regulatory capital guidelines applicable to us (see note #20).

Be **Independent**

